SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a 16 or 15d 16 of

the Securities Exchange Act of 1934

For the nine-months ended September 30, 2019

Commission file number

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F:

Form 20 F ☒ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b): N/A

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Report that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

●	asset growth and alternative sources of funding

●	growth of our fee-based business

●	financing plans

●	impact of competition

●	impact of regulation

●	exposure to market risks including:

●	interest rate risk

●	foreign exchange risk

●	equity price risk

●	projected capital expenditures

●	liquidity

●	trends affecting:

●	our financial condition

●	our results of operation

Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Report and in our annual report on Form 20-F for the year ended December 31, 2018 (the “2018 20-F”), could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	changes in economic conditions;

●	the monetary and interest rate policies of Central Bank (as defined below);

●	inflation;

●	deflation;

●	unemployment;

●	increases in defaults by our customers and in impairment losses;

●	decreases in deposits;

●	customer loss or revenue loss;

●	unanticipated turbulence in interest rates;

●	movements in foreign exchange rates;

●	movements in equity prices or other rates or prices;

●	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

●	changes in Chilean and foreign laws and regulations;

●	changes in taxes;

●	competition, changes in competition and pricing environments;

●	our inability to hedge certain risks economically;

●	the adequacy of loss allowances;

●	technological changes;

●	changes in consumer spending and saving habits;

●	changes in demographics, consumer spending, investment or saving habits;

●	increased costs;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	changes in, or failure to comply with, banking regulations;

●	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

●	our ability to successfully market and sell additional services to our existing customers;

●	disruptions in client service;

●	damage to our reputation;

●	natural disasters;

●	implementation of new technologies;

●	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems); and

●	an inaccurate or ineffective client segmentation model.

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this report on Form 6-K (the “Report”), “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander-Chile together with its consolidated subsidiaries.

When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.

As used in this Annual Report, the term “billion” means one thousand million (1,000,000,000).

In this Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi); and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 1. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates.

As used in this Report, the terms “write-offs” and “charge-offs” are synonyms.

In this Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the SBIF are to the Superintendency of Banks and Financial Institutions. References to the FMC are to the Financial Markets Commission, whose legal successor as from June 1, 2019 is the FMC.

Certain figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ITEM 1. KEY INFORMATION

A. Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of December 31, 2018 and September 30, 2019 and for the nine-month periods ended September 30, 2019 and 2018 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2018 20-F. See “Item 2.—B. Differences between IFRS and Chilean Bank GAAP” and Note 37 to our Unaudited Interim Consolidated Financial Statements.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

	Nine-month periods ended September 30,
	2019	2019	2018
	In U.S.$ thousands (1)	In Ch$ millions (2)
UNAUDITED CONSOLIDATED STATEMENT OF INCOME STATEMENT DATA (Chilean Bank GAAP)
Net interest income	1,428,809	1,041,030	1,056,767
Net fee and commission income	288,751	210,384	223,447
Financial transactions, net (3)	209,408	152,575	69,312
Other operating income	21,850	15,920	28,757
Net operating profit before provision for loan losses	1,948,818	1,419,909	1,378,283
Provision for loan losses	(368,437)	(268,443)	(251,802)
Net operating profit	1,580,382	1,151,466	1,126,481
Total operating expenses	(824,074)	(600,420)	(570,815)
Operating income	756,308	551,046	555,666
Income from investments in associates and other companies	1,127	821	1,068
Income before tax	757,435	551,867	556,734
Income tax expense	(160,946)	(117,265)	(123,761)
Result of discontinued operations	2,332	1,699	4,155
Net income for the year	598,821	436,301	437,128
Net income for the period attributable to:
Equity holders of the Bank	597,565	435,386	435,258
Non-controlling interests	1,256	915	1,870
Net income attributable to Equity holders of the Bank per share	3.17	2.31	2.31
Net income attributable to Equity holders of the Bank per ADS	1,268.41	924.16	923.89
Weighted-average shares outstanding (in millions)	188,446.1	188,446.1	188,446.1
Weighted-average ADS outstanding (in millions)	471.1	471.1	471.1

	As of September 30, 2019		As of December 31, 2018
	In U.S.$ thousands (1)		In Ch$ millions (2)
UNAUDITED CONSOLIDATED STATEMENT OF BALANCE SHEET DATA (Chilean Bank GAAP)
Cash and deposits in banks	2,894,186	2,108,704	2,065,441
Cash items in process of collection	666,582	485,672	353,757
Trading investments	156,145	113,767	77,041
Investments under resale agreements	-	-	-
Financial derivative contracts	10,024,886	7,304,132	3,100,635
Interbank loans, net	5,668	4,130	15,065
Loans and accounts receivable from customers, net	42,658,260	31,080,808	29,470,370
Available-for-sale investments	4,186,578	3,050,341	2,394,323
Investments in associates and other companies	13,987	10,191	32,293
Intangible assets	87,628	63,846	66,923
Property, plant, and equipment	254,128	185,158	253,586
Right of use assets	287,984	209,825	-
Current taxes	39,005	28,419	-
Deferred taxes	591,337	430,848	382,934
Other assets	2,063,681	1,503,598	984,988
TOTAL ASSETS	63,930,056	46,579,439	39,197,356
Deposits and other demand liabilities	12,988,552	9,463,459	8,741,417
Cash items in process of being cleared	341,093	248,520	163,043
Obligations under repurchase agreements	392,314	285,840	48,545
Time deposits and other time liabilities	18,398,046	13,404,816	13,067,819
Financial derivative contracts	9,067,260	6,606,406	2,517,728
Interbank borrowings	2,801,217	2,040,967	1,788,626
Issued debt instruments	12,718,369	9,266,604	8,115,233
Other financial liabilities	257,545	187,647	215,400
Obligation for lease contracts	208,761	152,103	-
Current taxes	-	-	8,093
Deferred taxes	135,025	98,379	15,395
Provisions	367,604	267,836	329,940
Other liabilities	1,580,461	1,151,524	900,408
TOTAL LIABILITIES	59,256,246	43,174,101	35,911,647
Capital	1,223,309	891,303	891,303
Reserves	2,964,292	2,159,783	1,923,022
Valuation adjustments	3,494	2,546	10,890
Retained earnings	418,295	304,770	414,331
Attributable to Equity holders of the Bank	4,609,391	3,358,402	3,239,546
Non-controlling interest	64,419	46,936	46,163
TOTAL EQUITY (4)	4,673,810	3,405,338	3,285,709
TOTAL LIABILITIES AND EQUITY	63,930,056	46,579,439	39,197,356

	As of and for the nine-month period ended September 30,
	2019	2018
CONSOLIDATED RATIOS
(Chilean Bank GAAP)
Profitability and performance:
Net interest margin (5)	4.0%	4.4%
Return on average total assets (6)	1.4%	1.6%
Return on average equity (7)	16.8%	18.3%
Capital:
Average equity as a percentage of average total assets (8)	8.4%	8.6%
Total liabilities as a multiple of equity (9)	12.7	11.2
Credit Quality:
Non-performing loans as a percentage of total loans (10)	2.0%	2.2%
Allowance for loan losses as percentage of total loans	2.6%	2.7%
Operating Ratios:
Operating expenses /operating revenue (11)	40.6%	40.0%
Operating expenses annualized /average total assets	1.9%	2.1%

OTHER DATA
CPI Inflation Rate (12)	2.0%	2.3%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end (12)	4.4%	7.6%
Number of employees at period end	11,037	11,439
Number of branches and offices at period end	381	377

(1)	Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2019 have been translated from Chilean pesos at the interbank market exchange rate of Ch$728.60 = U.S.$1.00 as of September 30, 2019 based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. Such translations should not be construed as representations that the Chilean peso amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)	Net income (expense) from financial operations and net foreign exchange gain.

(4)	Total equity includes equity attributable to Equity holders of the Bank plus non-controlling interests.

(5)	Net interest income divided by average interest earning assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(6)	Net income for the year divided by average total assets (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”).

(7)	Net income for the year divided by average equity (as presented in “Item 3. Operating and Financial Review and Prospects—C. Selected Statistical Information”).

(8)	This ratio is calculated using total average equity (as presented in “Item 3. Operating and Financial Review and Prospects— C. Selected Statistical Information”) including non-controlling interest.

(9)	Total liabilities divided by equity.

(10)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due.

(11)	The efficiency ratio is equal to operating expenses, excluding other operating expenses, over operating income, including other operating expenses. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income (net).

(12)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this Report must be transacted at the spot market rate in the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market. On November 28, 2019, the Central Bank announced a program of actively intervening in the exchange market beginning on December 2, 2019 until May 29, 2020, in an amount of up to U.S.$20 billion.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range. Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On September 30, 2019 and September 30, 2018 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$728.60 and Ch$656.74 respectively, or 0.40% more and 0.72% less, respectively, than the Central Bank’s published observed exchange rate for such dates of Ch$725.68 and Ch$661.50, respectively, per U.S.$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End

2014	524.61	621.41	570.01	607.38
2015	597.1	715.66	654.25	707.34
2016	645.22	730.31	676.83	667.29
2017	615.22	679.05	649.33	615.22
2018	588.28	698.56	640.29	695.69
2019 (through November 29, 2019)	649.22	828.25	696.69	828.25

	Daily Observed Exchange Rate Ch$ Per U.S.$(1)
Month	Low(2)	High(2)	Average(3)	Period End
May 2019	678.68	708.20	692.00	707.86
June 2019	678.32	709.80	692.41	679.86
July 2019	593.61	609.58	603.45	605.26
August 2019	594.41	605.74	600.55	605.74
September 2019	610.98	637.03	626.12	628.33
October 2019	629.21	647.95	636.15	647.95
November 2019 (through November 29, 2019)	735.05	828.25	776.53	828.25

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

Dividends

Under the New General Banking Law (as defined herein), a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2019 dividend must be proposed and approved during the first four months of 2020. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the New General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of The Bank of New York Mellon, as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” in our 2018 20-F).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10. Additional Information—D. Exchange Controls” in our 2018 20-F.

The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2015	300,198	540.4	1.75	1.15	60
2016	336,659	503.7	1.79	1.07	75
2017	330,646	500.9	1.75	1.06	70
2018	423,611	705.3	2.25	1.50	75
2019	355,141	531.5	1.88	1.13	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.

B. Risk Factors

You should carefully consider the following risk factors, and the risk factors set forth under “Item 3. Key Information—D. Risk Factors” in our 2018 20-F, which should be read in conjunction with all the other information presented in this Report and in our 2018 20-F. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2018 20-F.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

In August 2017, Fitch Ratings Ltd. (“Fitch”) downgraded our main ratings from A+ to A following a similar action on the sovereign rating of the Republic of Chile. Standard and Poor’s Ratings Services (“S&P”) placed the Bank’s ratings on Outlook Negative in August 2017 and reaffirmed this rating and outlook in November 2017. In August 2018, the Bank’s outlook changed from negative to stable by S&P after the outlook for the sovereign rating of the Republic of Chile.

In July 2018, Moody’s downgraded our main rating to A1 from Aa3, after revising the sovereign rating of the Republic of Chile to A1 as well. Moody’s currently has a stable outlook on the Republic of Chile’s sovereign rating and on our rating as well.

In March 2019, Japan Credit Rating Agency started covering Santander Chile, assigning us an international rating of A+ (stable), after assigning the sovereign rating of the Republic of Chile AA- (stable).

In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain. The long-term debt of Santander Spain is currently rated investment grade by the major rating agencies: A2 (stable) by Moody’s, A (stable) by S&P and A- (stable) by Fitch.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and may require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments we may be required to maintain a minimum credit rating or terminate such contracts or post collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We are subject to regulatory capital and liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.

Chilean banks are required by the New General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of September 30, 2019, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 12.8% and our core capital ratio was 10.2%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

●	the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

●	the failure to increase our capital correspondingly;

●	losses resulting from a deterioration in our asset quality;

●	declines in the value of our investment instrument portfolio;

●	changes in accounting standards;

●	changes in provisioning guidelines that are charged directly against our equity or net income; and

●	changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

On January 19, 2019, the Chilean government enacted Law No. 21,130, that amends, among others, the General Banking Law (the General Banking Law, as amended, is referred to herein as the “New General Banking Law”) and establishes new capital regulations for banks in Chile in line with Basel III standards and the merger of the banking regulator with the FMC, with all current SBIF powers being transferred to the FMC. The FMC was created by Law 21,000 in 2017 and started operations December 14, 2017 (eliminating the Superintendency of Securities and Insurance as of January 15, 2018). As of June 1, 2019, the SBIF merged with the FMC, which became the SBIF’s legal successor.

Therefore, the FMC has become the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and banks. The FMC is responsible for the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial system. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. It is also responsible for ensuring that the persons or entities audited, from their initiation until they are liquidated or otherwise terminated, comply with the laws, regulations, statutes and other provisions that govern them.

The FMC is in charge of a Council, which is composed of five members, who must be recognized professionals or have academic prestige in matters relating to the financial system and who are appointed as follows:

●	A Commissioner appointed by the President of Chile who is the chairman of the FMC.

●	Four commissioners appointed by the President of Chile through supreme decree by the Ministry of Finance, after ratification by four sevenths of members of the Senate at a session specially convened for that purpose.

The FMC Council’s responsibilities include regulating, sanctioning and defining general supervision policies. In addition, there is a prosecutor in charge of investigations and the chairman of the FMC is responsible for this supervision. The FMC acts in coordination with the Central Bank.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets, setting a Total Equity Requirement of 10.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets with agreement from the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the Central Bank, may impose additional capital requirements for Systemically Important Banks (“SIB”) of between 1-3.5% of risk-weighted assets. Notably, the Central Bank may require: (1) the addition of up to 2% to the core capital to a bank’s total assets ratios; (2) a reduction in the technical reserve requirement trigger from 2.5 times regulatory capital to 1.5 times regulatory capital; and/or (3) a reduction in the interbank loan limit to 20% of regulatory capital of any SIB. While the FMC has not yet established the criteria to assess which banks will be considered SIBs, it is likely that we will be classified as a SIB, given our size and market share and as explained below because of the FMC’s proposed regulation on SIBs.

The following table sets forth a comparison between the regulatory capital demands under the previous law, and those under the New General Banking Law:

Capital requirements: Basel III, previous GBL and new requirements
Capital categories	Previous Law	New General Banking Law
(% over risk weighted assets)
(1) Total Tier 1 Capital (2+3)	4.5	6
(2) Shareholders’ Equity	4.5	4.5
(3) Additional Tier 1 Capital (AT1)	—	1.5
(4) Tier 2 Capital	3.5	2
(5) Total Regulatory Capital (1+4)	8	8
(6) Conservation Buffer	2% over regulatory capital in order to be classified in Category A solvency.	2.5
(7) Total Equity Requirement (5+6)	8	10.5
(8) Counter Cyclical Buffer	—	up to 2.5
(9) SIB* Requirement	Up to 6% in case of a merger	Between 1 - 3.5

*	Systemically Important Banks

The New General Banking Law also incorporates Pillar II capital requirements with the objective of assuring an adequate management of risk. The FMC, with at least four votes from the Council of the FMC, will have the power to impose additional regulatory capital demands of up to 4% of risk-weighted assets, either Tier I or Tier II, if it determines that the previous capital levels and buffers are not enough for a particular financial institution. The FMC will be responsible for establishing weightings for risk-weighted assets as a separate regulation based on the implementation of standard models, subject to agreement from the Central Bank.

The FMC will have until December 1, 2020 to establish the weightings. Until then, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“core capital”) of at least 3% of total assets, net of required loan loss allowances. We must maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of September 30, 2019 our ratio of regulatory capital to risk weighted assets was 12.8%.

The FMC has already started publishing drafts for consultation. On August 12, 2019, the FMC published their first draft for the identification and core capital charge for those banks considered SIBs. There are a total of four factors that are then weighted to reach a market share:

1.	Size (weighted at 30%): Includes total assets consolidated in the domestic market.

2.	Domestic interconnection (weighted at 30%): Includes assets and liabilities with financial institutions (banks and non-banks) and assets in circulation in the Chilean financial market (equity and fixed income).

3.	Domestic substitution (weighted at 20%): Includes the share in local payments, assets in custody, deposits and loans.

4.	Complexity (weighted at 20%): Includes factors that could lead to greater difficulties regarding costs and/ or time for the orderly resolution of the Bank. These include notional amount of OTC derivatives, inter-jurisdictional assets and liabilities and available-for-sale assets.

The minimum amount of the sum of the factors to be considered systemic is 1000 bp, equivalent to a weighted participation of 10% of all four factors. The core capital additional charge depends on the size of the total factor, set out in the table below:

Systemic Level	Range (bp)	Core capital additional charge (% of risk-weighted assets)
I	1000-1300	1.0%-1.25%
II	1300-1800	1.25%-1.75%
III	1800-2000	1.75%-2.5%
IV	>=2000	2.5%-3.5%

With information as of December 31, 2018, the FMC estimated that six banks will qualify as systemic, with two banks in systemic level I and four banks in level II. In total, it is estimated that the six banks will need US$ 2.5 billion in additional capital in order to meet the new capital requirements under this item. Under these rules we are considered systemic and initial estimates place us in the systemic level II category.

On September 13, 2019, the FMC published the risk weightings for operational risk. In order to estimate the operational risk coefficient, two factors are considered:

1.	The business indicator component (BIC): A component that considers interest income, interest earning assets, dividend income, financial transactions, fees, and other operational income and expenses. These are then multiplied by a marginal coefficient.

2.	Internal Loss Multiplier (ILM): This component is based on 10 years of historical operational losses, or at least five years in some special cases.

According to FMC and assuming and ILM of 1 for all banks, operational risk weightings for the financial system would require an additional 8% of risk weighting as of December 2018. According to our current estimates the growth of our risk-weighted assets will be similar to the average for the system estimated by the FMC.

On November 19, 2019, the FMC published for consultation a new regulation on regulatory capital to comply with effective net worth rules in accordance with Basel III and the New General Banking Law. The new regulation will become effective on December 1, 2020 and will be gradually implemented and adjusted to be fully in place by December 1, 2024.

Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts. Had the capital requirements been in place as of December 31, 2018, the FMC calculated that the implementation of the capital requirements would have led to a decrease of 8% the regulatory capital of the whole Chilean banking system.

It is expected that by the end of 2019 or in the first quarter of 2020, the FMC will publish the risk weighting model for credit risk. As this is the core of the reform, it is still too difficult to estimate the total impact the new weightings will have on our local capital ratios. For the purposes of reporting to our parent company, we calculate this ratio using a model approved by the European Central Bank standards. In this scenario, our core capital ratio is 12.5% and our regulatory capital ratio is 15.5% as of September 30, 2019. No assurance can be given that the Chilean BIS III model will be similar to those used for us by our parent company.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions. If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the FMC may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

The SBIF (now the FMC) and the Central Bank published new liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits described above. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

●	Liability concentration per institutional and wholesale counterparty. Banks will have to calculate the percentage of their liabilities coming from institutional and wholesale counterparties, including ratios regarding renovation, renewals, restructurings, maturity and product concentration of these counterparties.

●	Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.

●	Net Stable Funding Ratio (NSFR), which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.

Beginning on March 30, 2016, banks began reporting these ratios to the Central Bank and the SBIF (now the FMC). The final limits and results for the LCR were published in May 2018, with minimum LCR of 60% starting from January 1, 2019, gradually increasing by 10% until reaching 100%. The initial limits banks must meet in order to comply with the other liquidity ratios have not been published yet. For this reason, we cannot yet determine the effect that the implementation of these models will have on our business. Such effect could be material and adverse if it materially increases the liquidity we are required to maintain

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, the Chilean regulatory authorities subject us to extensive regulations, inspections, examinations, inquiries, audits and other regulatory requirements, which may materially affect our businesses. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. They accomplish this by utilizing a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increased internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations, we would likely face stringent regulatory fines.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some new or amended banking laws and new regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision” in our 2018 20-F):

We are subject to regulation by the FMC and by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. Any new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

Pursuant to the New General Banking Law, all Chilean banks may, subject to the approval of the FMC, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The New General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the FMC to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

The New General Banking Law also changed the way banking institutions facing economic difficulties are treated, shifting the focus from resolution planning to anticipating potential adverse situations that may affect a bank and or the banking system or that imply the dissolution and liquidation of a bank. To that extent, banks are obliged to inform the FMC whenever they are in any of a certain number of specified situations and present an Early Regularization Plan for approval by the FMC. Banks in such situations are able to undertake a preventive capital increase or receive a three-year term loan from another bank, which is considered as capital. In case the Regularization Plan fails or is not presented by the bank, the FMC will appoint a Delegated Inspector or even a Provisional Administrator. We cannot assure you that we will not face such situations in the future, which could have a material adverse impact on us.

Currently, a credit line associated with a current account accrues interest until the client pays off the credit line. Starting January 1, 2020, a new law regarding the automatic credit line payments will come into effect. This law provides that the credit line associated with current accounts will automatically be paid off when the funds are available in the current account. Bank clients will have the option to turn off this feature of automatic discount, but must expressly and voluntarily do so. In this manner, there may be a negative material impact on the future accrual of interest under this item for the Bank. We estimate this change will lead to a negative impact of Ch$20,000 million on our net interest income in 2020.

A draft bill currently in Congress proposes to regulate prepayment commissions. This bill eliminates the prepayment fee for all interest-bearing loans, permitting the debtor to pay off the principal and interest accrued at any given time during the duration of a loan, unless otherwise expressly specified in the contract. This bill also prohibits grace periods to accrue interest. This bill is still in the early phases of congressional discussion so we cannot predict what impact, if any, they may have on the Bank but no assurance can be given that any such change will not have a material impact on our future revenue.

Finally, another draft bill currently in Congress also proposes to change the financial institutions’ responsibility for credit card and internet fraud, such that banks would become responsible for all damages that are caused by deficiencies in the security of technological systems in their payment systems. Additionally, the card issuer will be responsible for all fraud and will subsequently have the ability to seek payment from those responsible of the crime. The bill also intends to protect users from fraud, which they were unaware of. If this bill is passed, the Bank could be adversely affected by having to reimburse a larger amount of users of cards issued by us due to fraudulent transactions. There could also be additional costs due to stricter due diligence and more robust processes in order to safeguard the Bank from additional payments.

Changes to the pension fund system may affect the funding mix of the Bank.

The current pension fund system dates from the 1980s when pensions went from being state-funded to privately-funded, requiring Chilean employees to set aside 10% of their wages. While the system is widely regarded as a success, the demographics of Chilean society have changed and there have been modifications to the system. As of December 31, 2018, the Chilean pension fund management companies (Administradoras de Fondos de Pensiones, or “AFPs”) had U.S.$6,473 million invested in the Bank via equity, deposits and fixed income. In November 2018, the Chilean government presented a proposal for pension reform to Congress for discussion. The proposed bill includes measures to open the pension fund management industry to new institutions, lower entrance barriers to the industry, enhance the powers of the Superintendency of Pensions and introduce the FMC as a supervisory entity, among other reforms. The amount each worker must set aside is also likely to increase from the current 10% of wages to up to 15%. The additional cost of these measures will be gradually introduced and will be at the cost of the employer, which could raise personnel expenses for us.

As a result of the social unrest in Chile that ultimately led to riots in mid-October 2019, the government has also been discussing making additional changes to the proposed bill. These changes include gradually increasing basic pensions until 2022, depending on the age of the pensioner, and introducing a social insurance scheme for events such as longevity. On November 26, 2019, the Ministry of Finance and the Chilean Senate reached an agreement to increase the basic pension for pensioners 80 years or older by 50% starting on December 1, 2019. The government sent a bill to the Chilean Congress to implement such agreement, by which, in addition to the 50% increase for pensioners 80 years and older, basic pensions for, pensioners from 75 to 79 years old will increase by 30% on December 1, 2019 and will be equalized by January 1, 2021 to the basic pension for pensioners of 80 years and older, and basic pensions for pensioners of less than 75–years old will be increased by 25% on December 1, 2019, 40% in the aggregate from January 1, 2021, and will be equalized to basic pensions for pensioners from 75 to 79 years old by January 1, 2022. Although the bill is currently being discussed and widely expected to be approved, we are unable to predict the final provisions of the law. The potential adverse effect of the proposed law on our financial condition and results of operations cannot yet be determined.

A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.

As of September 30, 2019 on a consolidated basis, we had 11,037 employees, of which 75.4% were unionized. In February 2018, a new collective bargaining agreement was signed with the main unions ahead of schedule, which became effective on September 1, 2018 and expires on August 31, 2021, though it may also be renegotiated ahead of schedule with the consent of our management and the unions. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally had good relations with our employees and their unions, but we cannot assure you that in the future, a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

There is currently a new labor reform being discussed in Congress, which, among other items, would shorten the work week from 45 hours to 40 hours, excluding lunch breaks. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$415/month). At Santander Chile, the weekly working hours agreed under the collective bargaining agreement we have with our employees are 40 hours (excluding lunch breaks) and our minimum wage is set above the legal minimum. Despite this, we cannot assure you at this time that the new labor reform will not have material impact on our expenses.

These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

Political, legal, regulatory and economic uncertainty arising from social unrest and the outcome social reforms, as well as the referendum on Chile’s constitution, could adversely impact the Bank’s business.

In October 2019, the government of Chile announced an increase in subway fares, which led to massive protests and a rise in social unrest as a result of growing public concern over perceived social inequality. Some groups of protestors have vandalized public and private assets in Santiago and other major cities. The protests and associated violence have caused commercial disruption throughout the country, especially in Santiago and other large cities, such as Valparaiso, Concepcion, Antofagasta and La Serena. In response to these events, the government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services (such as public transportation and electricity) distributed to regulated clients.

To fund these initiatives, the government and the opposition reached an agreement regarding a new tax reform. The main points of the new agreement are: (i) a new marginal rate for top personal tax bracket is 40%, up from 35%, (ii) a higher property tax for high value properties, (iii) limitations on the use of retained losses as a means of reducing taxes, (iv) a special tax regime for SMEs (sales below approximately US$3 million/year) to avoid owner-operated SMEs from paying a higher tax bill than the income tax rate paid by workers with similar income levels, (v) new tax rules for investment vehicles, and (vi) a long-term plan to review tax exemptions for several economic sectors.

Finally, important political and social actors claim that the social unrest reflects the desire of a new social contract. Chile’s current constitution dates to 1980. On November 15, 2019, the majority of the local political parties agreed on a new constitutional process, to be initiated by a referendum to vote on two matters: (i) if there should there be a new constitution (ii) if so, should the convention for drafting the constitution be comprised of an elected mixed assembly or entirely comprised of elected citizens. This referendum will take place in April 2020, and then elections for the bodies that will draft the new constitution, if that is decided, will be held in October 2020. Each new article of the constitution would have to first be approved by two thirds of the new body. The body will have up to a year starting in October 2020 to complete the draft of the constitution. A plebiscite with compulsory participation would then be held to ratify the new constitution, if the option for a new constitution wins.

As a consequence of the social unrest and the political agreement to vote on a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The peso has depreciated 19.1% since October 18, 2019, when the more serious events started, to a record high level of Ch$828.25 on November 29, 2019, prompting the Central Bank to inject liquidity into the economy in U.S. dollars. The share prices and bond spreads of local banks, including ours, suffered significant declines in the market as social protests continued in the country. In addition, many banks and other financial institutions experienced physical damages at their branches and ATMs a result of violence and vandalism associated with the protests. Although most of our damages are insured, seventy of the Bank’s branches and some of our ATM machines suffered varying levels of damage during this period due to vandalism and pillaging, with 15 of such 70 branches being destroyed.

From a business perspective, we saw an increase in October of early non-performance levels among SMEs and consumer loans due to reduced working hours, and as a result reduced revenues and wages, in the economy as a whole. While we believe that this increase will be temporary, we expect to see an increase in unemployment in November, and as a result, further increases in non-performance levels in November. Accordingly, we are expecting a temporary increase in impairment charges and in our risk expenses in the fourth quarter of 2019. Profits of banks operating in Chile decreased 50.8% in October 2019 as compared with the prior month. Furthermore, we have cut our GDP forecast for Chile to 1.7% and 1.5% for 2019 and 2020, respectively and the budget deficit estimate has been increased to 3.2% of Chilean GDP in 2020.

News of the political agreement on a new constitution have reduced volatility of the markets and unrest levels have improved since then. The long-term effects of this social unrest are hard to predict, but could include slower economic growth and higher unemployment rates, which could adversely affect our profitability and prospects. For example, an increase in the unemployment rate beyond what we are expecting, or for a longer period than we are expecting, could diminish demand for loans and decrease our customers’ ability to repay their loans, increasing the risk of loan losses. There is also uncertainty regarding the details of the process of the referendum on whether or not to replace the current constitution, which are yet to be defined. If social unrest in Chile continues or worsens, it could have a negative impact on economic growth and the business environment in Chile overall, which could have an adverse effect on our business and prospects.

We rely on third parties and affiliates for important products and services.

Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. For example, in mid-2019, there was a theft of credit and debit card information from the systems of our main ATM network transaction processor in Chile which led to the loss of customers’ credit card information, including our customers. Although this breach did not have a material effect on our business and we have not faced any litigation as a result of this breach, we cannot assure you that we will not be impacted by any future breaches of the systems of our third party service providers, which could lead to a loss of sensitive customer data and expose us to litigation or other negative consequences. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.

In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. For instance, one of the third parties with which we store our data suffered a disruption of their systems in mid-2018. While we determined that our customer data was not affected, for security reasons we were forced to shut down certain of our online systems for a day and a half and we ultimately transferred our data to a new third-party service provider. Any disruptions of our third party service providers’ systems in the future could lead to a loss of sensitive data and expose us to litigation or other negative consequences that are outside our control. Moreover, replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition

C. Recent Developments

Political and Economic Conditions in Chile

In October 2019, the government of Chile announced an increase in subway fares, which led to massive protests and a rise in social unrest as a result of growing public concern over perceived social inequality. Since mid-October, Chile has continued to experience a significant level of social unrest. There are numerous demands by the population for more economic inclusion and fairer social relationships. In response to these events, the government announced a social agenda intended to increase minimum wages and basic pensions, expand health coverage, and reduce and stabilize certain public services tariffs (such as public transportation and electricity). This package would cost U.S.$1.2 billion and would be financed through budget adjustments, a rise in the top marginal income tax to 40% from 35%, higher property taxes for the wealthiest Chileans and sovereign debt financing. Going forward, we expect political discussion to focus on four possible structural reforms: (i) pensions; (ii) further labor reforms (iii) taxes; and (iv) the Constitution.

Regarding potential pension reforms, the government’s proposal is to increase basic pensions by 20% and to introduce a still unspecified social insurance scheme for certain events (e.g. life insurance). Currently, the majority of workers in Chile must contribute 10% of their salary to a private pension company. This figure will most likely rise to between 13 and 15%, with a part of such increase funding a collective pension for the retirees not having pensions at acceptable levels. On November 26, 2019, the Ministry of Finance and the Chilean Senate reached an agreement to increase the basic pension for pensioners 80 years or older by 50% starting on December 1, 2019. The government sent a bill to the Chilean Congress to implement such agreement, by which, in addition to the 50% increase for pensioners 80 years and older, basic pensions for, pensioners from 75 to 79 years old will increase by 30% on December 1, 2019 and will be equalized by January 1, 2021 to the basic pension for pensioners of 80 years and older, and basic pensions for pensioners of less than 75–years old will be increased by 25% on December 1, 2019, 40% in the aggregate from January 1, 2021, and will be equalized to basic pensions for pensioners from 75 to 79 years old by January 1, 2022. These measures would be gradually introduced and would be a cost of the employer, thus potentially raising personnel expenses.

There is also a new labor reform currently being discussed in Congress, which, among other reforms, would shorten the work week from 45 hours to 40 hours, excluding lunch breaks. There is also discussion to increase minimum wage currently set at Ch$301,000/month (US$415/month) to between Ch$350,000/month (USD$475/month approximately) and Ch$550,000/month (USD$755/month approximately). At Santander Chile, the collective bargaining agreement we have with our employees already sets the average work week at 40 hours, excluding lunch, and our minimum wage is set above the legal minimum. Despite this, we cannot assure at this time that the new labor reform will not have material impact on our expenses.

On taxes, the government and the opposition reached an agreement regarding a new tax reform. The main points of the new agreement are: (i) a new marginal rate for top personal tax bracket of 40%, up from 35%, (ii) a higher property tax for high value properties, (iii) limitations on the use of retained losses as a means of reducing taxes, (iv) a special tax regime for SMEs (sales below U.S.$3 million/year) to avoid owner operated SMEs from paying a higher tax bill than the income tax rate paid by workers with similar income levels, (v) new tax rules for investment vehicles, and (vi) a long-term plan to review tax exemptions for several economic sectors.

Finally, as important political and social actors claim that the social unrest reflects the desire of a new social contract, most of the political parties of the government coalition and the opposition announced on November 15, 2019 an agreement to replace the current constitution, which dates from 1980 under the regime of General Augusto Pinochet, but whose last relevant reform dates from the presidency of Ricardo Lagos in 2005. Chile’s current constitution dates to 1980. In April 2020, citizens will be asked in a plebiscite if they want a new constitution drafted and if so, to choose between two mechanisms: a fully elected independent Constitutional Assembly or a mixed assembly comprised of newly elected members and current members of Congress. If citizens vote for a new constitution, they will vote again in October 2020 to choose the members of the Constitutional Assembly according to the mechanism approved in the April 2020 plebiscite. The provisions of the new constitution shall have to be approved by a 2/3 majority of the members of the constitutional convention and the agreed text of the new constitution shall be subject to further approval by referendum.

As a result of these events, our GDP forecasts for 2019 and 2020 have been reduced. For 2019, our GDP forecast was cut from 2.4% to 1.7% and for 2020 we cut our forecast for GDP growth from 3.0% to 1.5%. Furthermore, we expect the budget deficit to reach 3.2% of GDP during 2020 due to the higher expenditure than expected. The peso has depreciated 19.1% since October 18, 2019, when the more serious events started, to a record high of Ch$828.25 on November 29, 2019, which may cause an increase in inflation and has prompted the Central Bank to implement USD liquidity measures to lower the exchange rate. Unemployment is expected to worsen due to the social unrest, mainly in the commerce and tourism sectors. A further increase in the unemployment rate could decrease demand for loans and increase the risk of loan losses. After the approval of the reforms and the agreement to discuss them, as well as a new constitution, mentioned above social unrest has diminished. However, if social unrest in Chile continues or worsens again, it could have a negative impact on economic growth and the business environment in Chile.

In October 2019, the Bank’s year to date consolidated net income for continuing operations totaled Ch$457,677 million, a decrease 6.3% compared to results as of October 2018. This fall was mainly due to the social unrest in recent weeks and a resulting 8.5% increase in provision expenses as compared to October 2018. This increase in provision expense was mainly due to an increase in short-term non-performance as a result of the social disruption occurring in Chile, which led to lower business activity and a temporary increase in early non-performing loan indicators (1-89 days of non-performance), especially in the SME segment and consumer loans. We expect to see similar trends in November. As a result of the social unrest, the Bank has experienced some business disruption in the fourth quarter of 2019 thus far, including experiencing damages at 70 of its 381 branches (of which 15 have been destroyed), as well as some damages to ATM machines. The majority of this damage is covered by insurance, but there have been certain increases in security and clean-up costs that are not covered by insurance.

Other Developments

On October 7, 2019, Banco Santander-Chile created a subsidiary company called “Klare Corredora de Seguros S.A.” authorized by the FMC, by resolution N ° 6,780 of September 26, 2019. This company will operate an open digital platform to broker insurance online.

On October 11, 2019, the Bank completed the sale of a significant part of its participation in Nexus S.A., which provide services for credit card transactions, for an aggregate amount of Ch$1,930 million. This investment was registered as an asset available for sale in our financial statement as of and for the nine months ended September 30, 2019. See Note 35 to Unaudited Interim Consolidated Financial Statements.

On November 15, 2019, the FMC, by resolution N ° 7,722, approved Banco Santander Chile’s acquisition of 51% of the shares of Santander Consumer Chile S.A., a car financing company in Chile, whose remaining 49% is owned by our parent company, Banco Santander, S.A., for an aggregate amount of Ch$62,136 million. This sale was approved by the Bank’s shareholders on August 27, 2019. Santander Consumer Chile S.A. had total loans of Ch$441,333 million as of September 30, 2019, of which Ch$12,003 million were nonperforming.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Accounting Standards and critical accounting policies

Please see Note 1 to our Unaudited Interim Consolidated Financial Statements as of September 30, 2019.

B.	Differences between IFRS and Chilean Bank GAAP

Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards of the FMC (the “Compendium”), differs in certain respects from IFRS. The main differences that should be considered by an investor are set forth below. We do not consider these differences to be material individually or in the aggregate.:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our Audited Consolidated Financial Statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our Audited Consolidated Financial Statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The Bank has adjusted its Audited Consolidated Financial Statements accordingly.

Loan loss allowances

Prior to the adoption of IFRS 9 on January 1, 2018, the Bank calculated loan loss allowances in accordance with IAS 39. The main difference between Chilean GAAP and IFRS 9 and IAS 39 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the FMC, which in turn are based on an expected losses approach while IAS 39 used an incurred loss approach. According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted IFRS 9 for banks and therefore the Bank has adjusted the Audited Consolidated Financial Statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the bank’s financial statements arises from the new impairment requirements. Impairment losses will increase and become more volatile for financial instruments in the scope of the IFRS 9 impairment model. Based on the assessment made the total impact (net of tax) of the adoption of IFRS 9 on the opening balance on the Bank’s equity at January 1, 2018 is Ch$82,454 million (net of tax).

Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements have been adjusted accordingly.

Also under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Prior to the adoption of IFRS 9, IAS 39 only permitted allowances following internal models based on incurred debt. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted its Audited Consolidated Financial Statements accordingly.

These differences do not materially impact our financial statements.

Deferred taxes

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles. However for the distribution of dividends, the Bank uses the net income according to Chilean GAAP.

Provision for mandatory dividends

This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles. However for the distribution of dividends, the Bank uses the net income according to Chilean GAAP.

Please see Note 36 to our Unaudited Interim Consolidated Financial Statements, for a reconciliation of our Chilean Bank GAAP balance sheet as of September 30, 2019 and income statement for the nine month period ended September 30, 2019 to IFRS.

C.	Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2018, the Chilean economy grew approximately 4.0% compared to 1.5% in 2017. During 2019 the Chilean economy has been growing at a slower rate, negatively affected by the fall in global growth due to the China-U.S. trade war and social unrest in Chile since October 2019.

As of December 2018, the unemployment rate was 7.0% compared to 6.4% in 2017. The higher unemployment rate in 2018 was due to a large increase of persons seeking to enter the workforce in light of enhanced domestic economic growth and the influx of immigrants from various Latin American nations. As of September 2019, the unemployment rate has stabilized at 7.0%. However, as a result of the social unrest that began in October 2019, the unemployment rate is expected to increase in the fourth quarter of 2019.

The exchange rate depreciated in 2018 by 13.1% compared to an appreciation of 7.8% in 2017. The exchange rate depreciated an additional 4.4% as of September 30, 2019 and a further 19.1% depreciation since October 18, 2019, when the more serious social unrest erupted, to a record of Ch$828.25 on November 29, 2019. Despite this depreciation, CPI inflation remained low at a 2.2% annual rate as of September 30, 2019. Given the slower economic growth in the first nine months of 2019 and an inflation rate consistently below the Central Bank’s target of 3%, the Central Bank has been relaxing monetary policy throughout much of 2019. The current Monetary Policy Rate (MPR) is 1.75% compared to 2.75% at the end of 2018. Chile’s economic growth is not expected to improve in 2020 and inflation is expected to continue to remain below 3%, with our current estimate at 2.7% for 2019 and 2.6% in 2020. As a result, we expect the Central Bank to continue lowering the MPR. However we cannot assure you that this monetary policy will not be affected by the recent social unrest in Chile.

The growth of the Chilean banking sector evolved in line with overall economic developments and the acquisition carried out by Chilean banks of loan portfolios previously owned by non-banks. Total loans as of September 30, 2019, in the Chilean financial system, excluding loans held abroad by Chilean banks, and grew 11.5% year-on-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad increased 6.1% year-on-year as of September 30, 2019. The non-performing loan (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable at 1.9% as of September 30, 2019, compared to 1.9% as of December 31, 2018.

Segmentation criteria

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment. Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis. Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed. Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment. The information relating to 2019 and 2018 has been prepared using the current criteria so that the figures presented are comparable. The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Corporate and Investment Banking and (iv) Corporate Activities (“Other”).

Results of Operations for the nine months ended September 30, 2019 and 2018

The following discussion and tables presents financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the periods ended September 30, 2019 and 2018 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2018 20-F. See “—B. Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

	Nine months ended
	September 30, 2019	September 30, 2019	September 30, 2018	% Change 2019/2018
CONSOLIDATED INCOME STATEMENT DATA	(U.S.$ thousands)(1)	(Ch$ million)
Chilean GAAP
Interest income and expense
Interest income	2,325,789	1,694,570	1,656,904	2.3%
Interest expense	(896,981)	(653,540)	(600,137)	8.9%
Net interest income	1,428,808	1,041,030	1,056,767	(1.5%)
Fees and income from services
Fees and commission income	509,159	370,973	365,154	1.6%
Fees and commission expense	(220,408)	(160,589)	(141,707)	13.3%
Total net fees and commission income	288,751	210,384	223,447	(5.8%)
Total net fees and commission income
Financial transactions, net
Net income (expense) from financial operations	39,266	28,609	15,370	86.1%
Net foreign exchange gain (loss)	170,143	123,966	53,942	129.8%
Financial transactions, net	209,409	152,575	69,312	120.1%
Other operating income	21,850	15,920	28,757	(44.6%)
Net operating profit before provision for loan losses	1,948,818	1,419,909	1,378,283	3.0%
Provision for loan losses	(368,437)	(268,443)	(251,802)	6.6%
Net operating profit	1,580,381	1,151,466	1,126,481	2.2%
Operating expenses
Personnel salaries and expenses	(417,641)	(304,293)	(297,692)	2.2%
Administrative expenses	(244,367)	(178,046)	(183,080)	(2.7%)
Depreciation and amortization	(107,660)	(78,441)	(57,738)	35.9%
Impairment of property, plant and equipment	-	-	(39)	--%
Other operating expenses	(54,406)	(39,640)	(32,266)	22.9%
Total operating expenses	(824,074)	(600,420)	(570,815)	5.2%
Net Operating income	756,307	551,046	555,666	(0.8%)
Income from investments in associates and other companies	1,127	821	1,068	(23.1%)
Income before tax	757,434	551,867	556,734	(0.9%)
Income tax expense	(160,946)	(117,265)	(123,761)	(5.2%)
Consolidated Net income for the period for continuing operations	596,488	434,602	432,973	0.4%
Consolidated Net income for discontinued operations	2,332	1,699	4,155	(59.1%)
Net income for the period	598,821	436,301	437,128	(0.2%)
Net income for the year attributable to:
Equity holders of the Bank	597,565	435,386	435,258	0.0%
Non-controlling interests	1,256	915	1,870	(51.1%)

(1)	Amounts stated in U.S. dollars at and for the nine months ended September 30, 2019 have been translated from Chilean pesos at the exchange rate of Ch$728.60 = U.S.$1.00 as of September 30, 2019. See “—Exchange Rates” for more information on exchange rates.

Results of operations for the nine months ended September 30, 2019 and 2018. Net income for the nine-month period ended September 30, 2019 decreased 0.2% to Ch$436,301 million compared to the same period of 2018. Our return on annualized average equity in the period was 16.8% in the nine months ended September 30, 2019 compared to 18.3% in the same period in 2018.

Net operating profit before loan losses in the nine month period ended September 30, 2019 was Ch$1,419,909 million, an increase of 3.0% compared to the same period of 2018. Our net interest income decreased 1.5% compared to the same period in 2018. Our net interest margin decreased to 4.0% in the nine-month period ended September 30, 2019 from 4.4% in the corresponding period of 2018. Net interest margins were mainly negatively affected by the lower UF inflation rate in 2018 compared to 2019.

Net fees and commission income decreased 5.8% to Ch$210,384 million in the nine-month period ended September 30, 2019 compared to the same period in 2018. This decrease was primarily caused by lower fees in the middle market and corporate and investment banking segments, which were negatively affected by lower economic growth in the year, as well as a 26.5% decrease in the first nine months of 2019 compared to the same period in 2018, primarily due to the lower collection of insurance-related fees, mainly property and casualty, due to a change in methodology for estimating incident rates. This was partially offset by fee growth in various products in the retail banking and middle-market segments, primarily due to a positive client base, cross-selling and product growth.

Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$152,575 million in the nine months ended September 30, 2019, an increase of 120.1% compared to the same period in 2018. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division. Client treasury services totaled Ch$103,989 million in the nine-month period ended September 2019, a rise of 67.4% compared to the same period in 2018 due to higher volatility in interest rate and foreign exchange markets that resulted in higher demand for hedging and a rise in business volumes of tailor-made treasury and transactional banking services to large corporate clients. The results from non-client treasury income increased 575.3% and totaled a gain of Ch$48,586 million in the nine-month period ended September 2019 compared to Ch$7,195 million in the same period in 2018. This increase was mainly due to larger income generated from the sale of fixed income instruments classified as available for sale, following a sharp decline in long-term rates in the local market.

Other operating income totaled a gain of Ch$15,920 million in the nine-month period ended September 30, 2019, compared to Ch$28,757 million in the same period in 2018. This decrease was mainly due to a decrease in the income from the assets received in lieu of payment and the recovery of assets previously charged-off and lower income from the release of generic provisions for non-credit contingencies.

Provisions for loan losses, net of recoveries totaled Ch$268,443 million in the nine-month period ended September 30, 2019 representing a 6.6% increase compared to the same period of 2018. Provisions for loan losses (excluding recoveries and charge-offs during the period) decreased 1.8% as a result of a moderate improvement in asset quality in the period. Non-performing loans as a percentage of total loans improved from 2.2% as of September 30, 2018 to 2.0% as of September 30, 2019. Provision expenses in the period also included the impact of incorporating the changes to the Bank’s provisioning models for commercial loans analyzed on a group basis in accordance with the Circulars No. 3,638 and No. 3,647 issued by the FMC. The impact of implementing this regulation led to an increase of approximately 4% of our stock of provisions for credit risk, or Ch$31 billion, which is included in the results of provision for loans losses.

Charge-offs of loans totaled Ch$111,678 million in the nine month period ended September 30, 2019, an increase of 17.6% compared to the same period of 2018. This was mainly due to acceleration of legal and collection proceedings related to various specific lenders, mainly in the middle-market segment, which permitted the Bank to accelerate the charge-off period of these clients.

Recovery of loans previously charged-off decreased 5.7% in the nine-month period ended September 30, 2019, as compared to the same period of 2018, primarily due to 13.4% and 20.4% decreases in recoveries for commercial loans and mortgage loans, respectively, partially offset by higher gains from the sale of charged-off loans.

As a result of the factors mentioned above, net operating profit increased 2.2% in the nine-month period ended September 30, 2019 compared to September 30, 2018 and totaled Ch$1,151,466 million.

Operating expenses increased 5.2% in the nine-month period ended September 30, 2019 compared to the same period in 2018. The efficiency ratio was 40.6% for September 30, 2019 compared to 40.0% for September 30, 2018. 2.2% of this increase is attributable to an increase in personnel salaries and expenses mainly due to higher benefit costs and severance payments partially offset by a decrease in our headcount.

Administrative expenses decreased 2.7% in the first nine months of 2019 compared to the corresponding period in 2018, mainly due to the implementation of IFRS 16 during 2019, which led to certain rental expenses being recorded under the depreciation and amortization line item. Excluding this effect, administrative expenses increased 11.2% in the period, mainly due to IT investments to develop the Bank’s digital platform and branch renovations.

Depreciation and amortization expense increased 35.9% in the first nine months of 2019 compared to the same period in 2018 and totaled Ch$78,441 million. This rise was mainly due to the adoption of IFRS 16 in 2019 that resulted in certain branch rental expenses being reclassified as depreciation and amortization. Excluding this impact, amortization and depreciation expenses would have decreased 8.3% in the period.

Other operating expenses were Ch$39,640 million in the first nine months of 2019, a 22.9% increase compared to the same period in 2018, mainly due to higher costs from life insurance and general product insurance policies.

Income from investments in associates and other companies totaled Ch$821 million in the nine month period ended September 30, 2019, a decrease of 23.1% compared to the same period of 2018. This is largely a result of the fact that we are currently in the process of selling our equity participation in Transbank S.A., Redbanc S.A. and sold our participation in Nexus S.A. on October 19, 2019. For this reason, the results from our investment in these companies, which provide services for credit card transactions, ATMs and credit card processing, respectively, are no longer recorded in this line item and are now considered as net income from discontinued operations.

Total income tax expense by the Bank in the first nine months of 2019 totaled Ch$117,265 million, a 5.2% decrease compared to the same period in 2018, mainly due to a 1.6% decrease in net income before taxes. The Bank paid an effective tax rate of 21.2% in the first nine months of 2019 compared to 22.1% in the first nine months of 2018.

Net interest income

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$, except percentages)
Retail banking	704,731	708,616	(0.5%)
Middle-market	218,571	201,095	8.7%
Corporate and Investment banking	70,785	72,732	(2.7%)
Total reporting segments	994,087	982,443	1.2%
Other (1)	46,943	74,324	(36.8%)
Net interest income	1,041,030	1,056,767	(1.5%)
Average interest-earning assets	34,683,796	32,342,348	7.2%
Average non-interest-bearing demand deposits	7,344,395	6,721,967	9.3%
Net interest margin (2)	4.0%	4.4%
Variation of the Unidad de Fomento (UF)	1.75%	2.09%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	31.1%	30.6%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio. Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn makes such excess available to other areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price equal to the market price of the funds. This segment also includes intra-segment income and activities not assigned to a given segment or product line.

(2)	Net interest margin is annualized net interest income divided by average interest-earning assets.

For the nine months ended September 30, 2019 and 2018 Our net interest income totaled Ch$1,041,030 million in the nine months ended September 30, 2019, a decrease of 1.5% from Ch$1,056,767 million in the same period of 2018. Average interest earning assets increased 7.2% in the same period, driven mainly by lending in the Retail banking and Middle-market segments.

The following table shows our balances of loans and accounts receivable from customers and interbank loans by segment at the dates indicated.

	As of September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$, except percentages)
Retail banking	21,965,234	20,187,324	8.8%
Middle-market	8,003,615	7,613,641	5.1%
Corporate and Investment banking	1,776,404	2,028,092	(12.4%)
Other (1)	159,954	143,462	11.5%
Total loans	31,905,207	29,972,519	6.4%

(1)	Includes interbank loans.

While interest income from our reporting segments grew 1.2% during the period, net interest margin in the nine months ended September 30, 2019 decreased to 4.0% compared to 4.4% in the nine months ended September 30, 2018 due to the lower UF inflation in the first nine months of 2019. Because the Bank has more interest earning assets indexed to the UF than interest bearing liabilities, the lower inflation rate in the first nine months of 2019 compared to the first nine months of 2018 caused our average nominal interest rate earned on interest earning assets indexed to the UF to decrease from 6.2% in the nine-month period ended September 30, 2019 to 5.6% in the nine-month period ended September 30, 2018.

The average nominal interest rate for interest earning assets denominated in pesos decreased from 8.7% in the nine-month period ended September 30, 2019 to 8.4% in the same period of 2018. This reduction was mainly due to a lower yielding loan mix because to larger growth in commercial loans and mortgages, which tend to be lower yielding, and a lower rate environment that has reduced yields and triggered higher levels of refinancing.

Average nominal interest rate earned on interest earning assets	Sept 30, 2019	Sept 30, 2018
Ch$	8.4%	8.7%
UF	5.6%	6.2%
Foreign currencies	3.9%	3.3%
Total	6.5%	6.8%

The average rate paid on all of our interest bearing liabilities remained stable at 3.5% in the nine-month period ended September 30, 2019 compared to the same period of 2018. On the one hand, the rate paid on UF denominated liabilities decreased from 5.4% to 4.8% in the periods being analyzed, as a result of the lower UF inflation in 2019 compared to 2018. On the other hand, the average nominal interest rate paid on interest bearing liabilities denominated in pesos increased 20 basis points to 3.4%. Despite the fact that the Central Bank lowered the monetary policy rate by 75 basis points in 2019 to 2.0%, on average it was still higher than the rate set by the Central Bank in the nine-month period ended September 30, 2018, resulting in a higher funding costs in nominal pesos, mainly time deposits. The depreciation of the peso also resulted in a higher average nominal rate paid over liabilities denominated in foreign currency.

Average nominal interest rate paid on interest bearing liabilities	Sept 30, 2019	Sept 30, 2018
Ch$	3.4%	3.2%
UF	4.8%	5.4%
Foreign currencies	2.4%	2.1%
Total	3.5%	3.5%

The changes in net interest income by segment in the nine-month period ended September 30, 2019 as compared to 2018 were as follows:

●	Net interest income from Retail banking decreased 0.5%. The balance of loans in this segment rose 8.8% in the nine-month period ended September 30, 2019. Despite this increase in the loan portfolio, our continued focus on less riskier client, mainly higher income earners, and the lower rate environment, negatively affected margins in this segment. The highest growing loan product was residential mortgage loans, which also experienced high levels of refinancing as long-term rates fell considerably during the year. Time deposits costs also decreased in this segment, but at a slower pace.

●	Net interest income from the Middle-market segment increased 8.7%, higher than the loan growth of 5.1% in this segment also due to improvements in funding costs. Loan growth has been more selective, focusing on the potential return net of risk with a focus on cash management, which is positive for margin growth, such as the spread between the rate on deposits and the Central Bank rate.

●	Net interest income in Corporate and Investment banking decreased 2.7% primarily driven by a decrease of 12.4% in loan balances in this segment. Negative loan growth and a lower rate environment negatively affected margins in this segment. This was partially offset by the growth of non-lending products especially cash management, which had a positive impact on funding costs.

●	Other net interest income consists mainly of net interest income from the Bank’s ALCO, which includes the available-for-sale investment portfolio, deposits in the Central Bank, the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The result of the Bank’s inflation gap is also included in this line. The net interest income included as “other” decreased from a gain of Ch$74,324 million in the first nine months of 2019 to a gain of Ch$46,943 million in the first nine months of 2018. This was due to the lower inflation rate in the first nine months of 2019. As the Bank has more assets than liabilities linked to inflation when inflation decreases, margins also decrease. The lower rate environment also lowered the yield earned by the Bank’s ALCO over its available for sale investment portfolio.

Fee and commission income

For the nine months ended September 30, 2019 and 2018. Net fees and commission income decreased 5.8% to Ch$210,384 million in the nine-month period ended September 30, 2019 compared to the same period in 2018. This decrease was caused by lower fees in the Corporate and Investment banking segment as a result of lower economic growth during 2019 and was partially offset by continued positive client base, cross-selling and product growth that drove fee growth in the Retail banking and the Middle-market segments. The following table shows our client growth for the periods indicated:

	Nine months ended September 30, 2019	% Change
Total clients (1)	3,411,170	(0.8%)
Active clients (2)	1,493,642	3.3%
Loyal clients (3)	702,514	8.4%
Checking accounts (4)	1,046,743	9.4%
Digital clients (5)	1,189,054	11.1%

(1)	Number of clients registered for at least one product.

(2)	Number of clients that have used at least one product at least one time in the past month.

(3)	Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.

(4)	Total checking accounts held by individuals and companies.

(5)	Number of clients that used at least one digital channel with password during the last month.

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the nine months ended September 30, 2019 and 2018.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Credit, debit and ATM cards	40,260	42,202	(4.6%)
Collections	23,797	32,356	(26.5%)
Insurance brokerage	36,993	28,646	29.1%
Letters of credit	25,944	25,016	3.7%
Checking accounts	26,742	25,155	6.3%
Custody and brokerage services	6,914	6,934	(0.3%)
Lines of credit	6,421	4,853	32.3%
Others	43,313	58,285	(25.7%)
Total fees and commission income, net	210,384	223,447	(5.8%)

Fees from credit, debit and ATM cards decreased 4.6% in the first nine months of 2019. This was mainly due to adjustments made to our cobranding mileage program with Latam Airlines, resulting in higher credit card expenses, which led to a decrease in fees and commissions income, net from credit, debt and ATM cards in the period.

Fees from collections decreased 26.5% in the first nine months of 2019 compared to the same period in 2018, primarily due to the lower collection of insurance related fees, mainly property and casualty insurance on mortgage loans due to a change in the methodology for estimating incident rates.

Insurance brokerage fees increased 29.1%, primarily due to positive cross-selling efforts to clients through online services, as well as in branches.

Fees from letters of credit and other contingent operations increased 3.7% in the first nine months of 2019 compared to the same period of 2018. During the period the activity of our international and foreign trade financing businesses with clients benefitted from the depreciation of the peso as most revenues are in U.S. dollars.

Fees from checking accounts increased 6.3% in the first nine months of 2019 compared to the same period of 2018. This was mainly due to a rise in the Bank’s checking account base. The amount of clients with a checking account rose 9.4% in the nine month period ended September 2019, totaling 1,046,743.

Brokerage and custody fees decreased 0.3% in the first nine months of 2019 compared to the same period of 2018 due to lower activity in the local equity market during the year.

Fees from lines of credit increased 32.4% in the first nine months of 2019 compared to the same period of 2018, primarily driven by the rise in checking accounts with lines of credit attached.

The 25.7% decrease in other fee income in the first nine months of 2019 compared to the same period of 2018 was mainly due to a fall in advisory and investment banking fees in Corporate and Investment Banking due to lower transaction volume in 2019 compared to the previous period. Other fees also include fees from brokerage of mutual funds, which increased 1.7% to Ch$35,031 million. Though the Bank is no longer in the asset management business, it serves as an exclusive broker for Santander Asset Management. The increase during the period is mainly due to efforts to move our clients from time deposits, that are less attractive to our clients in the lower interest rate environment, to mutual funds.

The following table sets forth, for the periods indicated our fee income broken down by segment and sub-segment for the periods indicated:

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	170,183	165,375	2.9%
Middle-market	28,438	27,448	3.6%
Corporate and Investment banking	20,777	27,693	(25.0%)
Other	(9,014)	2,931	(407.5%)
Total fees and commission income, net	210,384	223,447	(5.8%)

Fees from Retail banking increased 2.9% in the first nine months of 2019 compared to the same period of 2018 mainly driven by insurance brokerage, checking account fees, lines of credit fees and asset management fees. During the period, this growth has been partially offset by the decrease in card fees as mentioned above.

Fees from the Middle-market segment increased 3.6%, primarily due to higher fees from letters of credit and cash management, partially offset by a decrease in investment banking fees due to lower economic growth.

Fees from the Corporate and Investment banking segment decreased 25.0% in the first nine months of 2019 compared to the same period of 2018. In 2018, the Bank won an important share of the investment banking, cash management and advisory services for the large projects being developed in Chile. The amount of these projects diminished significantly in the first nine months of 2019.

Fees in Other decreased Ch$2,931 million in the nine-month period ended September 30, 2018 to a loss of Ch$9,014 million in the nine-month period ended September 30, 2019, primarily due to a change in the methodology for estimating incident rates. This concept has not been segmented.

Financial transactions, net

The following table sets forth information regarding our income (loss) from financial transactions in the nine months ended September 30, 2019 and 2018.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net income from financial operations	28,609	15,370	86.1%
Foreign exchange profit (loss), net	123,966	53,942	129.8%
Total financial transactions, net	152,575	69,312	120.1%

For the nine months ended September 30, 2019 and 2018. Total financial transactions, net, which is the sum of net income from financial operations and foreign exchange profit (loss), totaled Ch$152,575 million in the nine months ended September 30, 2019, an increase of 120.1% compared to the same period in 2018. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as results from our Financial Management Division.

Internal Bank policy does not allow significant foreign currency mismatches and requires that the results included in Total financial transactions, net include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk. The mark-to-market of our spot position is included in the line item Foreign exchange profit (loss), net. This line item also includes the effect of those derivatives accounted for under hedge accounting rules. The derivatives used to hedge foreign currency risk are classified as trading and included in the line item Net income from financial operations. For more details regarding our management and exposure to foreign currency risk, see “Item 4.— Market Risk: Qualitative Disclosure—Market risk – local and foreign financial management.”

The following table sets forth, for the periods indicated, our net income (loss) from financial operations:

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Derivatives classified as trading	(38,390)	3,354	--%
Trading investments	12,858	9,265	38.8%
Available-for-sale instruments sales	49,734	3,341	1388.6%
Other results	4,407	(590)	--%
Net income (loss) from financial operations	28,609	15,370	86.1%

The results from net income (loss) from financial operations totaled a gain of Ch$28,609 million in the nine months ended September 30, 2019 compared to a gain of Ch$15,370 million in the same period in 2017. This increase was mainly due to:

(i)	Gains (losses) in the sub-item derivatives classified as trading. Movements in foreign currency and local versus foreign interest rates affect this line item because it includes the valuation adjustments of our derivatives classified as trading, which are mainly comprised of forwards, interest rate swaps and cross currency swaps. In the first nine months of 2019, the average exchange rate in this period depreciated 4.4% compared to an average depreciation of 7.5% in the same period in 2018. At the same time, local rates fell sharply and the yield curve flattened. The latter resulted in a larger loss from derivatives classified as trading. These derivatives are mainly economic hedges for the Bank’s funding risk in U.S. dollars through interbank loans, deposits in foreign currency and commercial paper.

(ii)	The 38.8% higher gains from trading investments was mainly due to the sharp decline in rates across the Chilean portfolio in the first nine months of 2019. In this line item, the mark-to-market and interest income of the trading fixed income portfolio are recognized. This fixed income portfolio is mainly comprised of Central Bank instruments and Chilean Treasury sovereign debt.

(iii)	The results from our available-for-sale portfolio increased significantly to Ch$49,734 million in the nine month-period ended September 30, 2019 due to higher realized gains from the available-for-sale-portfolio, especially following the sharp decline in local rates in the third quarter of 2019.

(iv)	Other results totaled a gain of Ch$4,407 million in the nine month period ended September 30, 2019 compared to a loss of Ch$590 million in the same period of 2018. This was mainly due to higher results from the sale of charged-off loans that totaled Ch$3,270 million in the period compared to Ch$792 million in the same period in 2018.

The following table sets forth, for the periods indicated, our net results from foreign exchange profit (loss):

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net profit or loss from foreign currency exchange differences	(57,234)	(85,994)	(33.4%)
Hedge-accounting derivatives	176,881	133,035	33.0%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	4,319	6,901	(37.4%)
Net results from foreign exchange profit (loss)	123,966	53,942	129.8%

The net result from foreign exchange transactions totaled a gain of Ch$123,966 million in the nine month period ended September 2019 compared to Ch$53,942 million in the same period of 2018. This increase was mainly due to the following factors:

(i)	Included in these results is the sub-line item Net profit or loss from foreign currency exchange differences which totaled a loss of Ch$57,234 million in the first nine months of 2019 compared to a loss of Ch$85,994 million in the same period of 2018. This result includes the mark-to-market of the Bank’s spot foreign currency position and results from our client foreign currency business, such as currency transactions and market making. In the first nine months of 2019, the average peso to dollar exchange rate depreciated 4.4% compared to an average depreciation of 7.5% in such exchange rate in the same period in 2018. Given that we maintain net liability spot position in foreign currency, mainly US$, this generated the net loss in this sub-line item.

(ii)	Results from the sub-item hedge-accounting derivative that are used to hedge the foreign currency risk of our long-term foreign currency funding. These derivatives produced a gain of Ch$176,881 million in the first nine months of 2019 compared to a gain of Ch$133,035 million in the same period of 2018. These results are attributable to the exchange rate movement described above. The derivatives under hedge accounting are mainly derivatives used to hedge long-term bond funding in foreign currency.

(iii)	Finally, the Bank has some assets and liabilities that are in Chilean pesos, but indexed to foreign currency. This position produced a translation gain in the first nine months of 2019 of Ch$4,319 million. This exposure is also hedged.

In order to more easily compare the results from financial transactions, net, we present the following table that separates these results by lines of business.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Client treasury services	103,989	62,117	67.4%
Sale of loans and charged-off loans	3,270	792	312.9%
CVA adjustments	(2,992)	(712)	320.2%
Financial Management Division and others (1)	48,308	7,115	579.0%
Non-client treasury income (loss)	48,586	7,195	575.3%
Total financial transactions, net	152,575	69,312	120.1%

(1)	The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services totaled Ch$103,989 million in the nine-month period ended September 2019, a rise of 67.4% compared to the same period in 2018 due to higher volatility in interest rate and foreign exchange markets that resulted in higher demand for hedging and a rise in business volumes of tailor-made treasury and transactional banking services to large corporate clients. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years.

The results from non-client treasury income increased 575.3% and totaled a gain of Ch$48,586 million in the nine-month period ended September 2019 compared to Ch$7,195 million in the same period in 2018. These results include the income from sale of loans, including charged-off loans, proprietary trading and the results from our Financial Management Division. This department manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. The increase in this Division results was mainly due to larger revenue generated from the sale of fixed income instruments classified as available for sale, following the sharp decline in long-term rates in the local market.

Other operating income

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(In millions of Ch$)
Income from assets received in lieu of payment	13,617	17,521	(22.3%)
Net results from sale of investment in other companies	-	-	--%
Operational leases (as lessor)	479	170	181.8%
Gain on sale of Bank property, plant and equipment	278	318	(12.6%)
Release of generic provisions for contingencies	1,111	10,349	(89.3%)
Release of provisions due to country risk	429	-	--%
Compensation from insurance companies due to damages	-	144	(100.0%)
Other	6	255	(97.6%)
Sub-total other income	2,303	11,236	(79.5%)
Total other operating income	15,920	28,757	(44.6%)

Other operating income totaled a gain of Ch$15,920 million in the nine-month period ended September 30, 2019, compared to Ch$28,757 million in the corresponding period in 2018. This decrease was mainly due to (i) a decrease in the income from the assets received in lieu of payment and the recovery of assets previously charged-off; and (ii) lower income from the release of generic provisions for non-credit contingencies.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision for loan losses.

	Nine months ended September 30		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Provision for loan losses	(220,867)	(224,813)	(1.8%)
Charge-off of loans	(111,678)	(94,936)	17.6%
Recoveries on loans previously charged-off	64,102	67,947	(5.7%)
Provision for loan losses, net	(268,443)	(251,802)	6.6%
Period end loans (1)	31,905,207	29,972,519	6.4%
Non-performing loans (2)	633,259	661,365	(4.2%)
Impaired loans (3)	1,852,359	1,796,005	3.1%
Allowance for loan losses (4)	820,269	796,588	3.0%
Impaired loans / Period end loans (5)	5.8%	6.0%
Non-performing loans / Period end loans (2)	2.0%	2.2%
Allowances for loan losses / Total loans	2.6%	2.7%
Coverage ratio non-performing loans (5)	129.5%	120.5%

(1)	Loans and accounts receivable from customers, including Ch$4,138 million as of September 30, 2019 and Ch$14,335 million as of September 30, 2018 in interbank loans.

(2)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

(3)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(4)	Allowance for loan losses for loans and accounts receivable from customers, including Ch$8 million as of September 30, 2019, Ch$28 million as of September 30, 2018 in allowance for loan losses for interbank loans.

(5)	Calculated as allowance for loan losses divided by non-performing loans.

For the nine months ended September 30, 2019 and 2018. Provisions for loan losses, net of recoveries totaled Ch$268,443 million in the first nine months of 2019, an increase of 6.6% compared to the amount of provisions recorded in the same period of 2018.

Provision for loan losses, which includes the full amount of provisions recognized as a result of loan growth and change in risk totaled Ch$220,867 million in the nine-month period ended September 30, 2019, a decrease of 1.8% compared to the same period of 2018. This was mainly due to growth of the loan portfolio accompanied by a slight improvement in asset quality. Impaired loans over total loans reached 5.8% as of September 30, 2019 compared to 6.0% as of September 30, 2018 and non-performing loans compared to total loans improved from 2.2% to 2.0% in the same periods being analyzed.

At the same time in 2019, the Bank re-calibrated its consumer loan provisioning model and implemented a standard provisioning model for commercial loans analyzed on a group basis as mandated by the FMC. In anticipation of the recalibration, we recognized additional provisions of Ch$20 billion in the third quarter of 2018 and released this additional provision in April 2019 upon implementation of the recalibration. See Note 28 to Unaudited Interim Consolidated Financial Statements.

In accordance with the Circulars No. 3,638 and No. 3,647 issued by the FMC, as of July 1, 2019, the Bank began applying the standard provisioning model for commercial loans analyzed on a group basis. The impact of implementing this regulation implied an increase of approximately 4%, or Ch$31 billion of the stock of provisions for credit risk, which is included in the results of provision for loans losses.

Charge-offs of loans totaled Ch$111,678 million in the nine month period ended September 30, 2019, an increase of 17.6% compared to the same period of 2018. This increase was primarily due to (i) a 102.2% increase in charge-offs in commercial loans as a result of legal and collection proceedings for various specific lenders, mainly in the Middle-market segment, that permitted the Bank to accelerate the charge-off period for these clients and (ii) a 31.4% increase in mortgage loans as a result of high loan growth in these products in the last few years, as well as the fact that we were comparing to a low level in this portfolio in the first nine months of 2018, partially offset by a 19.3% decrease in charge-offs for consumer loans as a result of an improvement in asset quality. The following table shows charge-offs by type of loan for the periods indicated:

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Charge-off of loans
Consumer loans	(49,504)	(61,331)	(19.3%)
Residential mortgage loans	(10,717)	(8,158)	31.4%
Commercial loans	(51,457)	(25,447)	102.2%
Total charge-offs	(111,678)	(94,936)	17.6%

Recovery of loans previously charged-off decreased 5.7% and totaled Ch$64,102 million in the nine month period being analyzed. This decrease was primarily due to 13.4% and 20.4% decreases in recoveries for commercial loans and mortgage loans, respectively, partially offset by higher gains from the sale of charged-off loans. In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (loss) on these charged-off loans is recognized as net income from financial transactions. In the first nine months of 2019 gains from the sale of charged-off loans totaled Ch$3,270 million, as compared to Ch$792 million in the first nine months of 2018.

The following table shows recoveries of loans previously charged-off by type of loan for the periods indicated:

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	33,095	30,395	8.9%
Residential mortgage loans	10,962	14,415	(24.0%)
Commercial loans	20,045	23,137	(13.4%)
Total recoveries	64,102	67,947	(5.7%)

The following table breaks down provision for loans losses, net by loan product.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Interbank loans	21	58	(63.8%)
Consumer loans	(134,154)	(144,590)	(7.2%)
Commercial loans	(136,230)	(87,113)	56.4%
Mortgage loans	(6,489)	(241)	2592.5%
Contingent loans	(11,591)	84	--%
Additional provisions	20,000	(20,000)	--%
Total(1)	(268,443)	(251,802)	6.6%

(1)	Includes the full amount of provisions recognized as a result of loan growth and change in risk classification as well as the net result of provisions and charge-offs of loans analyzed on a group basis

The provision expense for consumer loans decreased 7.2% during the first nine months of 2019. This was mostly due to improvements in asset quality of this portfolio, mainly due to the Bank’s on-going strategy of focusing consumer loan growth among mid to high income earners. The consumer non-performing loans ratio improved from 2.0% in September 2018 to 1.6% in September 2019.

The provision expense for loan loss for commercial loans increased 56.4% mainly due to increase charge-offs as described above and to the impact from the change in the provisioning model for commercial loans analyzed on a group basis. Asset quality improved in commercial loans with the NPL ratio improving from 2.6% as of September 30, 2018 to 2.4% as of September 2019.

Provisions for mortgage loans increased from Ch$241 million in the nine months ended September 30, 2018 to Ch$6,489 million in the nine months ended September 30, 2019. This was mainly due to the high growth of mortgage loans in recent periods. Overall asset quality continued to improve with the impaired mortgage loan ratio growing from 4.8% in the nine-month period ended September 30, 2018 to 4.9% in the nine-month period ended September 30, 2019, whereas non-performing loan ratio improved from 1.7% to 1.5%.

The following table breaks down the balance of non-performing loans by loan product for the periods indicated:

	As of September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Balance of non-performing loans (NPLs) and as a % of loans
Consumer loans	81,448	91,469	(11.0%)
	1.6%	2.0%
Residential mortgage loans	162,450	165,547	(1.9%)
	1.5%	1.7%
Commercial loans	389,361	404,349	(3.7%)
	2.4%	2.6%
Total NPLs	633,259	661,365	(4.2%)
	2.0%	2.2%

(1)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment at least 90 days past-due.

For a description of the provisioning models for our loan book, please see “—C. Selected Statistical Information—Classification of Loan Portfolio.”

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	(252,887)	(208,663)	21.2%
Middle-market	(29,731)	(17,998)	65.2%
Corporate and Investment banking	(2,770)	226	--%
Other	16,945	(25,367)	(166.8%)
Total provisions, net	(268,443)	(251,802)	6.6%

Net provisions expense from retail banking increased 21.2% in the nine-month period ended September 30, 2019 compared to September 30, 2018. This was mainly due to the change in provisioning model for commercial loans analyzed on a group basis, which mostly includes lending to SMEs.

Net provision expense from the Middle-market segment increased 65.2% due to the acceleration of charge-offs mentioned above.

Net provision expense from Corporate investment banking totaled provisions of Ch$2,770 million in the nine-month period ended September 30, 2019 compared to a release of provisions of Ch$226 million for the same period of 2018, due to provisions set aside for specific clients in this loan book.

Total provisions, net included in Other reached a gain of Ch$16,946 million in the nine-month period ended September 30, 2019 compared to an expense of Ch$25,367 million in 2018. In Other provision expense, we mainly include the impact of the fluctuation of the exchange rate on our provision expense. The recognition of Ch$20 billion of additional provisions in the first nine months of 2018 and the reversal of these provisions in the first nine months of 2019 is also recognized here.

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the nine months ended September 30, 2019 and 2018.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Personnel salaries and expenses	(304,293)	(297,692)	2.2%
Administrative expenses	(178,046)	(183,080)	(2.7%)
Depreciation and amortization	(78,441)	(57,738)	35.9%
Impairment	-	(39)	--%
Other operating expenses	(39,640)	(32,266)	22.9%
Total operating expenses	(600,420)	(570,815)	5.2%
Efficiency ratio(1)	40.6%	40.0%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, financial transactions, net and other operating income, net.

For the nine months ended September 3, 2019 and 2018. Operating expenses in the first nine months of 2019 increased 5.2% compared to the corresponding period in 2018. The efficiency ratio was 40.6% for September 30, 2019 and 40.0% for September 30, 2018.

The 2.2% increase in personnel salaries and expenses was mainly due to higher costs of benefits following the signing of a new collective bargaining agreement with the Bank’s main union in 2018 and higher severance payments. In the same period, the Bank’s headcount fell 3.5% to 11,037 employees as of September 30, 2019.

Administrative expenses decreased 2.7% in the first nine months of 2019 compared to the corresponding period in 2018, mainly due to the implementation of IFRS 16 during 2019. As a result, rental expenses for branches are now recognized in the line item depreciation and amortization. Excluding this effect, administrative expenses increased 11.2% in the period, mainly due to IT investments to develop the Bank’s digital platform, which is allowing the Bank to consolidate the branches and create efficiencies in the long-term. This includes: (i) SuperDigital, a mobile app, which provides non-banked clients access to transactional banking services with a digital prepaid debit and credit card, (ii) Santander Life, a digital banking service that rewards clients for positive credit and saving behavior through the accumulation of “Merits” which results in reduced interest rates on loan products, (iii) Klare, a digital open platform being developed for selling insurances products, (iv) other digital processes for back office functions and (v) the opening and transformation of branches into the new WorkCafé format. As of September 30, 2019, the Bank had a total of 381 branches, 50 of which were in the WorkCafé format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
Traditional branches	252	263	(4.2%)
WorkCafé	50	28	78.6%
Middle-market centers	7	8	(12.5%)
Santander Select	43	47	(8.5%)
Payment centers and others	29	31	(6.5%)
Total branches	381	377	1.1%

Depreciation and amortization expense increased 35.9% in the first nine months of 2019 compared to the same period in 2018 and totaled Ch$78,441 million. This increase was mainly due to the adoption of IFRS 16 in 2019 that reclassified certain branch rental expenses as depreciation and amortization. Excluding this impact, amortization and depreciation expenses would have decreased 8.3% in the period. There were no impairment charges up to September 2019, compared to Ch$39 million for the first nine months of 2018.

Other operating expenses were Ch$39,640 million in the first nine months of 2019, a 22.9% increase compared to the same period in 2018. This increase in other operating expenses was mainly due to higher costs from life insurance and general product insurance policies, which totaled Ch$14,472 million in the nine month period ended September 30, 2019 compared to the same period of 2018, increasing a 161.6%. This higher cost of insurance was to cover cybersecurity risk for the Bank and our clients. See “Note 32—Other operating income and expenses” to our Interim Consolidated Financial Statements for more detail on Other operating expenses.

The following table sets forth, for the periods indicated, our personnel salaries, administrative and depreciation and amortization expenses broken down by business segment. These amounts exclude impairment and other operating expenses.

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Retail banking	(428,194)	(410,417)	4.3%
Middle-market	(71,726)	(68,331)	5.0%
Corporate and investment banking	(50,438)	(48,493)	4.0%
Other	(10,422)	(11,269)	(7.5%)
Total personnel, administrative expenses, depreciation and amortization (1)	(560,780)	(538,510)	4.1%

(1)	Excludes impairment and other operating expenses.

By business segment, the 4.1% increase in costs excluding impairment and other operating expenses in the nine months ended September 30, 2019 compared to the corresponding period in 2018 was mainly due to higher IT investments across all business segments and the costs of branch transformations in Retail banking.

Income from investments in associates and other companies

Income from investments in associates and other companies totaled Ch$821 million in the nine month period ended September 30, 2019, a decrease of 23.1% compared to the same period of 2018. As described above we are currently in the process of selling our equity participation in Transbank S.A., Redbanc S.A. and Nexus S.A., which provide services for credit card transactions, ATMs and credit card processing, respectively, and thus the following investments in associates were classified as non-current assets held for sale as of the dates indicated:

		2019		2018
As of September 30,	Participation %	Assets Ch$mn	Result Ch$mn	Result Ch$mn
Transbank	25.00	19,093	1,442	3,371
Nexus	12.90	2,414	136	482
Redbanc	33.43	2,943	121	302
Total		24,450	1,699	4,155

Income tax

	Nine months ended September 30,		% Change
	2019	2018	2019/2018
	(in millions of Ch$)
Net income before tax	551,867	560,889	(1.6%)
Income tax expense	(117,265)	(123,761)	(5.2%)
Effective tax rate(1)	21.2%	22.1%

(1)	The effective tax rate is the income tax expense divided by net income before tax.

For the nine months ended September 30, 2019 and 2018. Total income tax expense by the Bank in the first nine months of 2019 totaled Ch$117,265 million, a 5.2% decrease compared to the same period in 2018. This was mainly due to the 1.6% decrease in net income before taxes in the periods being analyzed. The Bank paid an effective tax rate of 21.2% in the first nine months of 2019 compared to 22.1% in the first nine months of 2018. The lower effective tax rate was mainly due to the lower CPI inflation rate in 2019 compared to 2018. The Bank, in its Chilean tax book accounting, must re-measure its capital each year for the variation in CPI inflation. See “Note 13—Current and Deferred Taxes” of the Consolidated Financial Statements for more detail on income tax expense.

B. Liquidity and Capital Resources

Sources of Liquidity

Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of this filing, the Bank does not have significant purchase obligations.

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
As September 30, 2019	(in millions of Ch$)
Obligations under repurchase agreements	-	285,840	-	-	285,840	-	-	-	-	285,840
Checking accounts, time deposits and other time liabilities (1)	9,837,733	5,745,976	4,437,372	2,524,542	22,545,623	388,594	161,148	21,430	571,172	23,116,795
Financial derivatives contracts	-	159,122	208,658	830,733	1,198,513	1,060,183	1,078,927	3,268,783	5,407,893	6,606,406
Interbank borrowings	35,254	98,922	601,983	1,085,335	1,821,494	219,473	-	-	219,473	2,040,967
Issue debt instruments	-	138,870	282,084	1,105,796	1,526,750	2,288,077	2,242,093	3,209,684	7,739,854	9,266,604
Other financial liabilities (2)	151,609	924	25,592	9,197	187,322	83	99	143	325	187,647
Total	10,024,596	6,429,654	5,555,689	5,555,603	27,565,542	3,956,410	3,482,267	6,500,040	13,938,717	41,504,259

(1)	Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.

(2)	Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the New General Banking Law, a bank is required to have regulatory capital of at least 8.0% of its risk-weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., core capital) of at least 3.0% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of: (1) the bank’s core capital; (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50.0% of its core capital, provided that the value of the bonds is required to be decreased by 20.0% for each year that elapses during the period commencing six years prior to their maturity; and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk-weighted assets. Santander-Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF (now the FMC), which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12.0% for the merged bank. This requirement was reduced to 11.0% by the SBIF (now the FMC) effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the New General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of September 30, 2019 and December 31, 2018 as required by the FMC.

	Consolidated assets as of		Risk-weighted assets(1)
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(Ch$ million)
Asset Balance (Net of allowances)
Cash and deposits in bank	2,108,704	2,065,441	-	-
Unsettled transactions	485,672	353,757	128,616	105,421
Trading investments	113,767	77,041	21,669	10,704
Investments under resale agreements	-	-	-	-
Financial derivative contracts(2)	1,547,875	1,226,892	1,044,917	868,578
Interbank loans	4,130	15,065	4,130	15,064
Loans and accounts receivables from customers	31,080,808	29,470,370	26,714,732	25,403,426
Available-for-sale investments	3,050,341	2,394,323	200,868	172,859
Investments in other companies	10,191	32,293	10,191	32,293
Intangibles assets	63,846	66,923	63,846	66,923
Property, plant and equipment	185,158	253,586	185,158	253,586
Right of use assets	209,825	-	209,825	-
Current taxes	28,419	-	2,842	-
Deferred taxes	430,848	382,934	43,085	38,293
Other assets	1,503,595	984,988	1,499,873	983,299
Off-balance sheet assets
Contingent loans	5,043,964	4,624,073	2,895,273	2,649,730
Total	45,867,143	41,947,686	33,025,025	30,600,176

			Ratio
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(Ch$ million)%			%
Core capital(3)	3,358,402	3,239,546	7.32	7.72
Regulatory capital(4)	4,214,886	4,101,664	12.76	13.40

(1)	As required by local regulations.

(2)	Derivatives are shown as required by Chapter 12-1 RAN of Chilean Bank GAAP guidelines

(3)	As a percentage of total assets.

(4)	As a percentage of risk weighted assets (BIS ratio).

Financial Investments

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), “held to maturity” investments, “available-for-sale” investments (AFS) and “loans and accounts receivable from customers.” The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.

Financial assets at FVTPL — Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

●	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale investments are recognized in other comprehensive income and accumulated under the heading of Valuation Adjustment. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated into Chilean pesos as the described in f) above. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Detail regarding the financial investments discussed above is presented below.

a) Trading

	As of September 30,	As of December 31,
	2019	2018
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	1,573	22,947
Chilean Central Bank notes	-	-
Other Chilean Central Bank and government securities	100,583	48,211
Subtotal	102,156	71,158
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-
Mortgage bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	11,611	-
Other Chilean securities	-	-
Subtotal	11,611	-
Foreign securities
Foreign Financial Securities	-	-
Other foreign financial instruments	-	5,883
Subtotal	-	5,883
Investments in mutual funds	-	-
Funds managed by related entities	-	-
Subtotal	-	-
Total	113,767	77,041

b) Available-for-sale

	As of September 30,	As of December 31,
	2019	2018
	(in millions of Ch$)
Central Bank and Government Securities
Chilean Central Bank bonds	664,518	657,096
Chilean Central Bank notes	417,793	56,719
Other Chilean Central Bank and government securities	1,381,161	1,207,221
Subtotal	2,463,472	1,921,036
Other Chilean Securities
Time deposits in Chilean financial institutions	500	2,693
Mortgage bonds of Chilean financial institutions	17,606	19,227
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,505	2,907
Subtotal	20,611	24,827
Foreign Financial Securities
Central Bank and Government Foreign Securities	194,061	280,622
Other Foreign financial securities	372,197	167,838
Subtotal	566,258	448,460
Total	3,050,341	2,394,323

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 3. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Deposits and Other Borrowings” in our 2018 20-F). In our opinion, our working capital is sufficient for our present needs.

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley General de Bancos and the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. See our Consolidated Statements of Cash Flows in our Audited Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	September 30,
	2019	2018
	Millions of Ch$
Net cash provided by (used in) operating activities	417,979	821,784

Our operating activities generated cash of Ch$417,979 million in the first nine months of 2019 compared to Ch$821,784 million in the same period in 2018. This decrease was due to a net increase in other assets due to the depreciation of the peso, which resulted in higher threshold amounts on our derivative contracts, partially offset by lower loan growth.

	September 30,
	2019	2018
	Millions of Ch$
Net cash (used in) provided by investment activities	(35,568)	(52,534)

During the first nine months of 2019, the Bank’s investment activities consumed cash in an amount of Ch$35,568 million compared to Ch$52,534 million in the same period in 2018. This decrease was mainly due to a greater income from the sale of property, plant and equipment and lower purchases of property, plant and equipment (PP&E). For more information, please see Note 1 b) of our Audited Consolidated Financial Statements.

	September 30,
	2019	2018
	Millions of Ch$
Net cash used in financing activities	(359,367)	(556,167)

In the first nine months of 2019 and the first nine months of 2018, the net cash used in financing activities can be mainly explained by the Bank’s annual dividend payment each year.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at September 30, 2019 and December 31, 2018.

	September 30, 2019	December 31, 2018
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	7,467,633	6,794,132
Other deposits and demand accounts	677,283	709,711
Other demand obligations	1,318,543	1,237,574
Subtotals	9,463,459	8,741,417
Time deposits and other time deposits
Time deposits	13,279,062	12,944,846
Time saving accounts	121,911	118,587
Other time deposits	3,843	4,386
Subtotals	13,404,816	13,067,819
Total deposits and other commitments	22,868,275	21,809,236

Issued debt instruments

(a)       Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of September 30, 2019
(in millions of Ch$)
Due within 1 year	6,167
Due after 1 year but within 2 years	5,217
Due after 2 years but within 3 years	4,203
Due after 3 years but within 4 years	2,848
Due after 4 years but within 5 years	1,361
Due after 5 years	324
Total mortgage finance bonds	20,120

(b)       Senior bonds

The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund assets with similar durations.

	As of September 30, 2019	As of December 31, 2018
	(in millions of Ch$)
Senior Bonds in UF	4,897,967	4,095,741
Senior Bonds in U.S.$	1,434,750	1,094,267
Senior Bonds in CHF	476,085	386,979
Senior Bonds in Ch$	1,218,547	1,291,900
Senior Bonds in AUD	105,135	24,954
Current bonds in JPY	76,867	191,598
Santander bonds in EUR	137,607	113,426
Total senior bonds	8,346,958	7,198,865

The maturities of these bonds are as follows:

As of September 30, 2019
(in millions of Ch$)
Due within 1 year	1,513,928
Due after 1 year but within 2 years	1,309,982
Due after 2 years but within 3 years	952,491
Due after 3 years but within 4 years	1,242,025
Due after 4 years but within 5 years	978,614
Due after 5 years	2,349,918
Total bonds	8,346,958

As of September 30, 2019, the Bank issued bonds for UF32,000,000; CLP115,000,000,000; EUR 30,000,000; AUD 160,000,000 and CHF 250,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
T7	UF	5,000,000	4 years	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	8,000,000	4 years 6 months	2.50%	02-01-2016	8,000,000	08-01-2023
T14	UF	9,000,000	8 years	2.80%	02-01-2016	18,000,000	02-01-2027
T6	UF	5,000,000	10 years	1.70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5 years 4 months	2.60%	02-01-2016	5,000,000	08-01-2024
Total	UF	32,000,000				41,000,000
U9	CLP	75,000,000,000	2 years 8 months	ICP + 0.8%	11-01-2018	75,000,000,000	11-19-2021
P-5	CLP	40,000,000,000	2 years 7 months	5.30%	03-01-2015	150,000,000,000	03-01-2022
Total	CLP	115,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7 years	1.10%	02-01-2019	40,000,000	02-07-2026
Total	EUR	30,000,000				40,000,000
AUD	AUD	22,000,000	15 years	3.65%	05-20-2019	22,000,000	05-20-2034
AUD	AUD	20,000,000	5 years	1.13%	07-11-2019	20,000,000	07-11-2024
AUD	AUD	28,000,000	5 years	1.13%	07-17-2019	28,000,000	07-17-2024
AUD	AUD	15,000,000	5 years	1.13%	07-17-2019	15,000,000	07-17-2024
AUD	AUD	75,000,000	20 years	3.05%	08-30-2019	75,000,000	02-28-2039
Total	AUD	160,000,000				160,000,000
CHF	CHF	150,000,000	5 years 6 months	0.38%	03-12-2019	150,000,000	09-27-2024
CHF	CHF	100,000,000	10 years	0.14%	08-29-2019	100,000,000	08-29-2029
Total	CHF	250,000,000				250,000,000

(c)       Mortgage bonds

These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.

The maturities of our mortgage bonds are as follows:

	As of September 30, 2019	As of December 31, 2018
	Ch$mn	Ch$mn
Due within 1 year	6,655	4,833
Due after 1 year but within 2 years	7,963	7,758
Due after 2 year but within 3 years	8,220	8,008
Due after 3 year but within 4 years	8,485	8,267
Due after 4 year but within 5 years	8,760	8,534
Due after 5 years	49,895	57,521
Total mortgage bonds	89,978	94,921

During 2019, the Bank has not placed any mortgage bonds.

(d)       Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of September 30, 2019	As of December 31, 2018
	(in millions of Ch$)
Subordinated bonds denominated in U.S.$	-	1
Subordinated bonds linked to the Ch$	-	-
Subordinated bonds linked to the UF	809,548	795,956
Total subordinated bonds	809,548	795,957

The maturities of these bonds, which are considered long-term, are as follows.

As of September 30, 2019
(in millions of Ch$)
Due within 1 year	-
Due after 1 year but within 2 years	-
Due after 2 years but within 3 years	-
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	809,548
Total subordinated bonds	809,548

During 2019, the Bank did not issue subordinated bonds.

(e)       Other obligations

Other obligations are summarized as follows:

As of September 30, 2019
Ch$ millions
Long term obligations
Due after 1 years but within 2 years	32
Due after 2 years but within 3 years	42
Due after 3 years but within 4 years	46
Due after 4 years but within 5 years	50
Due after 5 years	155
Long-term financial obligations subtotals	325
Short term obligations:
Amounts due to credit card operators	151,276
Acceptance of letters of credit	3,822
Other long-term financial obligations, short-term portion	32,224
Short-term financial obligations subtotals	187,322
Other financial obligations totals	187,647

Other Off-Balance Sheet Arrangements and Commitments

In the normal course of our business, we are party to transactions with off-balance sheet risk. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans, therefore, in the opinion of our management, our outstanding commitments represent normal credit risk.

The following table presents the Bank’s outstanding contingent loans as of September 30, 2019 and December 31, 2018:

	As of September 30,	As of December 31,
	2019	2018
	(in millions of Ch$)
Issued and documented letters of credit	184,539	223,420
Confirmed foreign letters of credit	51,269	57,038
Documented guarantees	1,784,639	1,954,205
Other guarantees	425,272	133,623
Subtotals	2,445,719	2,368,286
Lines of credit with immediate availability	9,516,109	8,997,650
Other irrevocable obligation	369,506	327,297
Totals	12,331,334	11,693,233

Capital Expenditures

The following table reflects capital expenditures in the nine-month period ended September 30, 2019 and 2018:

	Nine months ended September 30,
	2019	2018
	(in millions of Ch$)
Land and Buildings	5,769	22,781
Machinery, Systems and Equipment	14,242	11,876
Furniture, Vehicles, Other	5,017	2,896
Total	25,028	37,553

The decrease in capital expenditures in the first nine months of 2019 was mainly due to lower expenses for branch remodeling as the Bank reaches its targets for the transformation of branches into the WorkCafé format, partially offset by higher expenses for technological initiatives to improve back-office functions, reduce obsolescence of internal systems and cybersecurity initiatives.

C. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements, as well as the discussion in this “Item 3. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 4.— Market Risk: Quantitative Disclosure—Impact of Inflation.”

Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander S.A. Agente de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3,” the Bank suspends the interest income recognition in the income statement. Similarly, mark-to-market gains or losses on available-for-sale investments are not included in interest income or expenses. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine months ended September 30, 2019 and 2018.

	For the nine months ended September 30,
	2019			2018
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Assets
Interest earning assets
Deposits in Central Bank
Ch$	482,680	356	0.1%	414,759	3,472	1.1%
UF	-	-	0.0%	-	-	0.0%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	482,680	356	0.1%	414,759	3,472	1.1%
Financial investments
Ch$	1,542,127	53,409	4.6%	1,467,206	46,365	4.2%
UF	836,552	21,253	3.4%	877,090	27,787	4.2%
Foreign currency	795,812	12,611	2.1%	686,164	7,586	1.5%
Total	3,174,491	87,273	3.7%	3,030,460	81,739	3.6%
Commercial Loans
Ch$	6,657,613	343,307	6.9%	6,567,151	344,806	7.0%
UF	5,990,835	264,779	5.9%	5,481,506	261,401	6.4%
Foreign currency	2,900,072	99,982	4.6%	2,782,379	82,952	4.0%
Total	15,548,519	708,068	6.1%	14,831,037	689,159	6.2%
Consumer loans
Ch$	4,548,647	446,418	13.1%	4,210,276	438,746	13.9%
UF	18,199	936	6.9%	19,745	1,102	7.4%
Foreign currency	66,196	0	0.0%	53,499	0	0.0%
Total	4,633,042	447,354	12.9%	4,283,520	439,848	13.7%
Mortgage loans
Ch$	5,152	53	1.4%	7,025	82	1.6%
UF	10,445,195	445,627	5.7%	9,354,104	437,334	6.2%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	10,450,347	445,680	5.7%	9,361,129	437,415	6.2%
Interbank loans
Ch$	39,987	747	2.5%	42,821	812	2.5%
UF	-	-	0.0%	-	-	0.0%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	39,987	747	2.5%	42,821	812	2.5%
Investment Agreements to resell
Ch$	8,477	1,164	18.3%	12,560	1,125	11.9%
UF	-	41	0.0%	508	0	0.0%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	8,477	1,204	18.3%	13,068	1,125	11.5%
Threshold(2)
Ch$	109,163	285	0.3%	96,644	501	0.7%
UF	4	-	0.0%	4	-	0.0%
Foreign currency	237,086	3,602	2.0%	268,907	2,832	1.4%
Total	346,252	3,888	1.5%	365,555	3,333	1.2%
Total interest earning assets
Ch$	13,393,846	845,739	8.4%	12,818,442	835,909	8.7%
UF	17,290,784	732,636	5.6%	15,732,956	727,624	6.2%
Foreign currency	3,999,166	116,195	3.9%	3,790,950	93,370	3.3%
Total	34,683,796	1,694,570	6.5%	32,342,348	1,656,904	6.8%
Non-interest earning assets
Cash
Ch$	688,907	-		615,138	-	688,907
UF	-	-		-	-	-
Foreign currency	117,429	-		122,079	-	117,429
Total	806,336	-		737,216	-	806,336
Allowance for loan losses
Ch$	(847,975)	-		(840,925)	-	(847,975)
UF	-	-		-	-	-
Foreign currency	(20)	-		(44)	-	(20)
Total	(847,994)	-		(840,970)	-	(847,994)

	For the nine months ended September 30,
	2019			2018
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Fixed assets
Ch$	210,882	-		219,308	-	210,882
UF	-	-		-	-	-
Foreign currency	-	-		-	-	-
Total	210,882	-		219,308	-	210,882
Derivatives
Ch$	3,622,650	-		2,160,013	-	3,622,650
UF	-	-		-	-	-
Foreign currency	-	-		-	-	-
Total	3,622,650	-		2,160,013	-	3,622,650
Financial Investment (Trading)[3]
Ch$	127,738	-		184,757	-	127,738
UF	42,849	-		96,030	-	42,849
Foreign currency	138,478	-		14,045	-	138,478
Total	309,065	-		294,831	-	309,065
Other assets
Ch$	1,752,393	-		1,353,396	-	1,752,393
UF	75,317	-		77,018	-	75,317
Foreign currency	536,457	-		429,472	-	536,457
Total	2,364,167	-		1,859,887	-	2,364,167
Total non-interest earning assets
Ch$	5,554,596	-		3,691,686	-	5,554,596
UF	118,167	-		173,048	-	118,167
Foreign currency	792,344	-		565,551	-	792,344
Total	6,465,107	-		4,430,286	-	6,465,107
Total assets
Ch$	18,948,442	845,739		16,510,128	835,909	18,948,442
UF	17,408,951	732,636		15,906,004	727,624	17,408,951
Foreign currency	4,791,510	116,195		4,356,501	93,370	4,791,510
Total	41,148,903	1,694,570		36,772,633	1,656,904	41,148,903
Liabilities And Share-Holders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	1,868	4	0.3%	1,812	3	0.3%
UF	118,390	1,991	2.2%	115,626	2,281	2.6%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	120,259	1,995	2.2%	117,439	2,284	2.6%
Time deposits
Ch$	10,613,870	243,942	3.1%	9,599,537	209,597	2.9%
UF	970,499	22,972	3.2%	1,145,340	34,067	4.0%
Foreign currency	2,026,746	22,552	1.5%	2,337,598	21,989	1.3%
Total	13,611,115	289,466	2.8%	13,082,475	265,653	2.7%
Central bank borrowings
Ch$	-	-	0.0%	-	0	0.0%
UF	(0)	-	0.0%	5	0	5.8%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	(0)	-	0.0%	5	0	5.8%
Repurchase Agreements
Ch$	231,514	7,688	4.4%	172,117	2,549	2.0%
UF	-	-	0.0%	-	-	0.0%
Foreign currency	153,436	35	0.0%	82,881	1,351	2.2%
Total	384,950	7,723	2.7%	254,998	3,900	2.0%
Mortgage finance bonds
Ch$	-	-	0.0%	-	-	0.0%
UF	21,758	1,206	7.4%	29,759	1,781	8.0%
Foreign currency	-	-	0.0%	-	-	0.0%
Total	21,758	1,206	7.4%	29,759	1,781	8.0%
Other interest bearing liabilities
Ch$	1,346,980	59,498	5.9%	1,278,581	55,936	5.8%
UF	5,447,032	209,308	5.1%	4,746,273	204,633	5.7%
Foreign currency	3,762,010	84,345	3.0%	3,218,563	65,950	2.7%
Total	10,556,022	353,151	4.5%	9,243,418	326,518	4.7%

	For the nine months ended September 30,
	2019			2018
	Average Balance	Interest Earned	Average Nominal Rate(1)	Average Balance	Interest Earned	Average Nominal Rate(1)
Total interest bearing liabilities
Ch$	12,194,233	311,130	3.4%	11,052,047	268,086	3.2%
UF	6,557,679	235,478	4.8%	6,037,003	242,762	5.4%
Foreign currency	5,942,192	106,932	2.4%	5,639,043	89,289	2.1%
Total	24,694,103	653,540	3.5%	22,728,092	600,137	3.5%
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	7,176,133	-		6,515,472	-
UF	57,699	-		41,429	-
Foreign currency	110,563	-		165,066	-
Total	7,344,395	-		6,721,967	-
Derivatives
Ch$	3,310,804	-		2,034,733	-
UF	-	-		-	-
Foreign currency	-	-		-	-
Total	3,310,804	-		2,034,733	-
Other non-interest bearing liabilities
Ch$	1,082,236	-		921,204	-
UF	430,543	-		385,799	-
Foreign currency	827,533	-		817,855	-
Total	2,340,311	-		2,124,858	-
Shareholders’ equity
Ch$	3,459,289	-		3,162,982	-
UF	-	-		-	-
Foreign currency	-	-		-	-
Total	3,459,289	-		3,162,982	-
Total non-interest bearing liabilities and shareholders’ equity
Ch$	15,028,463	-		12,634,391	-
UF	488,242	-		427,228	-
Foreign currency	938,096	-		982,921	-
Total	16,454,800	-		14,044,541	-
Total Liabilities and Share-Holders’ Equity
Ch$	27,222,695	311,130		23,686,438	268,086
UF	7,045,921	235,478		6,464,231	242,762
Foreign currency	6,880,287	106,932		6,621,964	89,289
Total	41,148,903	653,540		36,772,633	600,137

(1)	Nominal interest rate is calculated using the annualized interest divided by the average balance

(2)	Threshold is the asset generated when we post collateral for a derivative with a counterparty that has negative mark-to-market for us. Some CSD agreements permit this collateral to generate interest at the overnight rate and this is the source of interest income associated with this asset.

(3)	Interest income from financial investment according to Chilean GAAP is recognized as income in the line item Net income (expense) from financial operations

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the years indicated in the table.

	Nine months ended September 30,
	2019	2018
	(in millions of Ch$)
Total average interest-earning assets
Ch$	13,393,846	12,818,442
UF	17,290,784	15,732,956
Foreign currencies	3,999,166	3,790,950
Total	34,683,796	32,342,348
Net interest earned (1)
Ch$	534,609	567,823
UF	497,158	484,863
Foreign currencies	9,263	4,081
Total	1,041,029	1,056,766
Net interest margin (2)
Ch$	5.3%	5.9%
UF	3.8%	4.1%
Foreign currencies	0.3%	0.1%
Total	4.0%	4.4%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as annualized net interest earned divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the years indicated.

	Nine months ended September 30,
	2019	2018
	Ch$ million
Net income	436,301	437,128
Net income attributable to shareholders	435,386	435,258
Average total assets	41,148,903	36,772,633
Average equity	3,459,289	3,162,982
Net income as a percentage of (1)
Average total assets	1.4%	1.6%
Net income attributable to shareholders as a percentage of (1):
Average equity	16.8%	18.3%
Average equity as a percentage of:
Average total assets	8.4%	8.6%

(1)	Net income annualized

Dividends declared at the annual shareholders’ meeting of each year correspond to the Bank’s earnings of the previous year. The following table presents dividends declared and paid by us in nominal terms in the past four years:

Year	Dividend Ch$ millions (1)	Dividend U.S.$ millions (2)	Per share Ch$/share (3)	Per ADS U.S.$/ADS (4)	% over earnings (5)
2015	330,198	540.4	1.75	1.15	60
2016	336,659	503.7	1.79	1.07	75
2017	330,645	500.9	1.75	1.06	70
2018	423,611	705.3	2.25	1.50	75
2019	355,141	531.5	1.88	1.13	60

(1)	Millions of nominal pesos.

(2)	Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.

(3)	Calculated on the basis of 188,446 million shares.

(4)	Dividend in U.S.$ million divided by the number of ADS, which is calculated on the basis of 400 shares per ADS.

(5)	Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of September 30, 2019	As of December 31, 2018
Commercial Loans:
Commercial loans	11,764,160	11,202,374
Foreign trade loans	1,701,389	1,752,437
Checking account debtors	210,895	215,162
Factoring transactions	581,928	380,983
Student loans	73,462	79,916
Leasing transactions	1,445,685	1,443,724
Other loans and accounts receivable	161,432	165,063
Subtotal	15,938,951	15,239,659
Mortgage loans:
Mortgage finance bond backed loans	13,530	17,426
Mortgage mutual loans	101,455	108,536
Other mortgage mutual loans	10,784,799	10,025,019
Subtotal	10,899,784	10,150,981
Consumer loans:
Installment consumer loans	3,430,806	3,189,670
Credit card loans	1,378,390	1,417,152
Consumer leasing contracts	3,897	4,157
Other consumer loans	249,241	265,310
Subtotal	5,062,334	4,876,289
Subtotal Loans to customers	31,901,069	30,266,929
Interbank loans	4,138	15,094
Total	31,905,207	30,282,023

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies, granted in Chilean pesos, inflation linked, U.S.$ linked or denominated in U.S.$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also include factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Checking account debtors mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.

Factoring transactions mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing transactions are agreements for the financial leasing of capital equipment and other property.

Other loans and accounts receivable loans include other loans and accounts payable.

Mortgage loans

Mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Mortgage finance bond backed loans are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the New General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Other loans and accounts receivable from customers include draft lines for individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		% of total loans
	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018	As of September 30, 2019	As of December 31, 2018
	(in millions of Ch$)
Commercial loans
Manufacturing	1,273,267	1,139,766	-	-	1,273,267	1,139,766	3.99%	3.76%
Mining	409,076	208,748	-	-	409,076	208,748	1.28%	0.69%
Electricity, gas and water	389,520	408,932	-	-	389,520	408,932	1.22%	1.35%
Agriculture and livestock	1,266,106	1,206,197	-	-	1,266,106	1,206,197	3.97%	3.98%
Forestry	159,179	143,888	-	-	159,179	143,888	0.50%	0.48%
Fishing	237,162	253,021	-	-	237,162	253,021	0.74%	0.84%
Transport	780,595	809,306	-	-	780,595	809,306	2.45%	2.67%
Communications	208,010	215,844	-	-	208,010	215,844	0.65%	0.71%
Construction	997,756	906,038	-	-	997,756	906,038	3.13%	2.99%
Commerce	3,386,599	3,386,806	4,138	15,093	3,390,737	3,401,899	10.63%	11.23%
Services	2,720,183	1,865,669	-	-	2,720,183	1,865,669	8.53%	6.16%
Other	4,111,498	4,695,445	-	-	4,111,498	4,695,445	12.89%	15.52%
Subtotals	15,938,951	15,239,660	4,138	15,093	15,943,089	15,254,753	49.98%	50.38%
Mortgage loans	10,899,784	10,150,981	-	-	10,899,784	10,150,981	34.16%	33.52%
Consumer loans	5,062,334	4,876,289	-	-	5,062,334	4,876,289	15.86%	16.10%
Total	31,901,069	30,266,930	4,138	15,093	31,905,207	30,282,023	100.00%	100.00%

(*)	Includes domestic interbank loans for Ch$0 million as of September 30, 2019 (Ch$1 million as of December 31, 2018), see Note 7 of the Unaudited Interim Consolidated Financial Statements.

(**)	Includes foreign interbank loans for Ch$4,138 million as of September 30, 2019 (Ch$15,093 million as of December 31, 2018), see Note 7 of the Unaudited Interim Consolidated Financial Statements.

Classification of Loan Portfolio

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the FMC, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by the Financial Markets Commission (FMC) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the FMC, to evaluate its loan portfolio and credit risk:

●	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure

●	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I. Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the FMC, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in an assimilable investment grade by a local or international company rating agency recognized by the FMC. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;

ii.	the debtor has not been granted loans to pay its obligations;

iii.	at least one of the payments include the amortization of capital;

iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;

v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;

vi.	the debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

II. Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the FMC, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circulars No. 3,638 and No. 3,647 of the FMC, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans. The impact of implementing these regulations implied an increase of approximately 4% of the stock of provisions for credit risk.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

a.	Commercial leasing operations

For these transactions, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each transaction, the type of leased asset and the relationship, at closing of each month, between the current value of each transaction and the value of the leased asset (PVB), as indicated in the following tables.

Probability Non-Performance (PNP) by default and type of asset (%)

Default days at month closing	Type of asset
	Real estate	Non real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Severity (SEV) by stage and type of asset (%)

PVB Stage	Real estate	Non real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current value of transaction/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and Ch$ for non-real estate, recorded at the time of granting the respective loan, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these transactions, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between loans granted for the financing of higher studies in accordance with Law No. 20,027 (CAE) or loans guaranteed by the State, “Credito con aval del Estado”, and, on the other hand, the loans guaranteed by CORFO, a governmental agency for the promotion of the economy.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is it the principal and interest enforceable	Default days at	Student loans
	month closing	CAE	CORFO and other
Yes	0	5.2	2.9
	1-29	37.2	15.0
	30-59	59.0	43.4
	60-89	72.8	71.9
	Impaired portfolio	100.0	100.0
No	N/A	41.6	16.5

Severity (SEV) by stage PVB and type of asset (%)
Is it the principal and	Student loans
interest enforceable	CAE	CORFO and other
Yes	70.9
No	50.3	45.8

a.	Factoring and other commercial loans

For factoring transactions and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each transaction and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables.

Probability of Non-Performance (PNP) by default and PTVG stage (%)
Default days at	Guarantee
month closing	PTVG ≤ 100%	PTVG > 100%	No collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other commercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.0	3,2
	60% < PTVG ≤ 75%	20.3	12,8
	75% < PTVG ≤ 90%	32.2	20,3
	90% < PTVG	43.0	27,1
No guarantee		56,9	35.9

The collateral used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first priority of preference in favor of the bank and only secures the debtor’s credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring transactions and the security associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific security: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the collateral that protects it.

ii.	Transactions with general security: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific security that, according to the scope of the remaining coverage clauses, safeguards the loans considered in the numerator of the mentioned ratio.

The amounts of the collateral used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the security, be its appraisal or fair value, according to the type of security in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the FMC’s Updated Collection of Standards (Recopilación Actualizada de Normas or RAN), on a reasonable estimate of value of the financial instrument, should be considered.

-	Possible situations that could be causing temporary increases in the values of the guarantees.

-	Limitations on the amount of coverage established in their respective clauses.

III. Additional provisions

According to FMC regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the FMC Compendium of Accounting Standards (Compendio de Normas Contables), these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (FMC).

These charge-offs refer to the derecognition from the Unaudited Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Standards, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Unaudited Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisions in the Unaudited Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

The following table sets forth all of our non-performing loans and impaired loans as of September 30, 2019 and December 31, 2018.

	September 30, 2019	December 30, 2018
	(in millions of Ch$, except percentages)
Non-performing loans (1)	633,259	631,649
Impaired loans (2)	1,852,359	1,779,439
Allowance for loan losses (3)	820,269	796,588
Total loans (4)	31,905,207	30,282,023
Allowance for loan losses / loans	2.6%	2.6%
Non-performing loans as a percentage of total loans	2.0%	2.1%
Loan loss allowance as a percentage of non-performing loans	129.5%	126.1%

(1)	Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest.

(2)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See “Note 8—Loans and Accounts Receivables from Customers—(a) Loans and accounts receivable from customers” in the Unaudited Interim Consolidated Financial Statements.

	September 30, 2019	December 31, 2018
	(Ch$ million)

Total loans	31,905,207	30,282,023
Allowance for loan losses	820,269	796,588
Impaired loans(1)	1,852,359	1,779,439
Impaired loans as a percentage of total loans	5.81%	5.88%
Amounts non-performing	633,259	631,649
To the extent secured(2)	348,410	323,095
To the extent unsecured	284,849	308,554
Amounts non-performing as a percentage of total loans	1.98%	2.09%
To the extent secured(2)	1.09%	1.07%
To the extent unsecured	0.89%	1.02%
Loans loss allowances as a percentage of:
Total loans	2.57%	2.63%
Total amounts non-performing	129.53%	126.11%
Total amounts non-performing-unsecured……………	235.43%	246.55%

(1)	Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A break-down of the loans included in the previous table which have been classified as impaired, including renegotiated loans, is as follows:

	As of September 30, 2019
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	389,361	162,450	81,448	633,259
Commercial loans at risk of default (1)	461,219	-	-	461,219
Other impaired loans consisting mainly of renegotiated loans (2)	218,135	357,285	182,461	757,881
Total	1,068,715	519,735	263,909	1,852,359

	As of December 31, 2018
Impaired loans	Commercial	Residential mortgage	Consumer	Total
	(in millions of Ch$)
Non-performing loans	409,451	133,880	88,318	631,649
Commercial loans at risk of default (1)	397,978	-	-	397,978
Other impaired loans consisting mainly of renegotiated loans (2)	224,750	338,785	186,277	749,812
Total	1,032,179	472,665	274,595	1,779,439

(1)	Total loans to a debtor, whose allowance level is determined on an individual basis with a risk of defaulting.

(2)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

Analysis of Loan Loss Allowances

The following table provides the details of the roll-forwards as of September 30, 2019 and as of December 31, 2018 of our allowance for loan losses, including decrease of allowances due to charge-offs, allowances established, allowances released, gross provision expense and opening and closing balance:

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during the first nine months of 2019	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of January 1, 2019	242,597	230,279	64,241	259,442	29	796,588
Allowances established (1)	65,363	94,262	14,976	160,774	44	335,419
Allowances released (2)	(43,692)	(11,115)	(8,242)	(43,029)	(65)	(106,143)
Released allowances by charge-off (3)	(36,388)	(42,498)	(9,904)	(116,805)	-	(205,595)
Balances as of September 30, 2019	227,880	270,928	61,071	260,382	8	820,269

	Commercial loans		Mortgage loans	Consumer loans	Interbank loan
Activity during 2018	Individual	Group	Group	Group		Total
	(in millions of Ch$)
Balances as of January 1, 2018	243,792	219,073	69,066	283,756	86	815,773
Allowances established (1)	68,302	83,979	22,683	190,868	45	365,877
Allowances released (2)	(35,301)	(8,764)	(8,446)	(45,031)	(102)	(97,644)
Released allowances by charge-off (3)	(34,196)	(64,009)	(19,062)	(170,151)	-	(287,418)
Balances as of December 31, 2018	242,597	230,279	64,241	259,442	29	796,588

(1)	Represents gross allowances made in respect of increased risk of loss during the period and loan growth.

(2)	Represents the gross amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and loans paid.

(3)	Represents the gross amount of loan loss allowances removed due to charge-off.

Allocation of the Loan Loss Allowances

The following tables set forth, as of and for the periods listed below, the proportions of our required loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	As of September 30, 2019				As of December 31, 2018
	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances	Total Allowance	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allowances
	Ch$ million				Ch$ million
Commercial loans
Commercial loans						3.0%	1.1%	41.6%
Foreign trade loans	48,360	2.8%	0.2%	5.9%	54,364	3.1%	0.2%	6.8%
Checking accounts debtors	12,989	6.2%	0.0%	1.6%	16,941	7.9%	0.1%	2.1%
Factoring transactions	5,470	0.9%	0.0%	0.7%	6,677	1.8%	0.0%	0.8%
Student loans	4,890	6.7%	0.0%	0.6%	5,835	7.3%	0.0%	0.7%
Leasing transactions	28,190	1.9%	0.1%	3.4%	28,172	2.0%	0.1%	3.5%
Other loans and accounts receivable	21,284	13.2%	0.1%	2.6%	29,800	18.1%	0.1%	3.7%
Subtotals	498,808	3.1%	1.6%	60.8%	472,876	3.1%	1.6%	59.4%
Residential mortgage loans
Loans with mortgage finance bonds	85	0.6%	0.0%	0.0%	97	0.6%	0.0%	0.0%
Mortgage mutual loans	493	0.5%	0.0%	0.1%	498	0.5%	0.0%	0.1%
Other mortgage mutual loans	60,493	0.6%	0.2%	7.4%	63,646	0.6%	0.2%	8.0%
Subtotals	61,071	0.6%	0.2%	7.4%	64,241	0.6%	0.2%	8.1%
Consumer loans
Installment consumer loans	214,296	6.2%	0.7%	26.1%	223,948	7.0%	0.7%	28.1%
Credit card balances	35,195	2.6%	0.1%	4.3%	26,673	1.9%	0.1%	3.3%
Consumer leasing contracts	89	2.3%	0.0%	0.0%	72	1.7%	0.0%	0.0%
Other consumer loans	10,802	4.3%	0.0%	1.3%	8,749	3.3%	0.0%	1.1%
Subtotals	260,382	5.1%	0.8%	31.7%	259,442	5.3%	0.9%	32.6%
Totals loans to clients	820,261	2.6%	2.6%	100.0%	796,559	2.6%	2.6%	100.0%
Interbank loans	8	0.2%	0.0%	0.0%	29	0.2%	0.0%	0.0%
Totals	820,269	2.6%	2.6%	100.0%	796,588	2.6%	2.6%	100.0%

*	Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

ITEM 3. FINANCIAL INFORMATION

See the Unaudited Interim Consolidated Financial Statements starting on page F-1 of this Report.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.

Market Risk: Qualitative Disclosure

For qualitative disclosure regarding risk management please refer to Item 11 of our 2018 20-F. These policies and procedures remain in effect throughout 2019 and as of the date of this Report.

Market Risk: Quantitative Disclosure

Impact of inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price-level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$28,048.53 at September 30, 2019, Ch$27,565.79 at December 30, 2018 and Ch$27,357.45 at September 30, 2018. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. Inflation measured as the variation of the UF for the first nine months of the year was 1.8% in the first nine months of 2019 and 2.1% in the first nine months of 2018. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

●	UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities.

●	Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$4,039,499 million as of September 30, 2019 and Ch$4,294,039 million as of September 30, 2018.

●	The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was in the results of the Bank Ch$69,559 million in the nine months ended September 30, 2019 and Ch$88,828 million in the nine months ended September 30, 2018. The decrease in the results from our UF gap was due to the lower UF inflation rate in the first nine months of 2019 compared to the first nine months of 2018.

	As of September 30,		% Change
Impact of inflation on net interest income	2019	2018	2019/2018
	(in millions of Ch$)
Results from UF GAP (1)	69,559	88,828	(21.7%)
UF inflation	1.8%	2.1%

(1)	UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.

●	Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. See “—Impact of Interest Rates.” We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 31.1% and 30.6% as of September 30, 2019 and 2018, respectively.

Impact of Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “—Impact of Inflation.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of September 30, 2019, the breakdown of maturities of assets and liabilities is as follows:

As of September 30,	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,108,704	-	-	-	2,108,704	-	-	-	-	2,108,704
Cash items in process of collection	485,672	-	-	-	485,672	-	-	-	-	485,672
Trading investments	-	-	-	839	839	59,694	6,196	47,038	112,928	113,767
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	123,523	217,133	1,129,356	1,470,012	1,325,991	1,361,176	3,146,953	5,834,120	7,304,132
Interbank loans (1)	-	929	2,933	276	4,138	-	-	-	-	4,138
Loans and accounts receivables from customers (2)	18,365	3,644,484	2,612,458	4,979,592	11,254,899	5,647,665	3,460,224	11,538,281	20,646,170	31,901,069
Available for sale investments	-	62,938	109,595	355,039	527,572	646,672	759,524	1,116,573	2,522,769	3,050,341
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	313,934	-	-	-	313,934	-	-	-	-	313,934
Total assets	2,926,675	3,831,874	2,942,119	6,465,102	16,165,770	7,680,022	5,587,120	15,848,845	29,115,987	45,281,757

Liabilities
Deposits and other demand liabilities	9,463,459	-	-	-	9,463,459	-	-	-	-	9,463,459
Cash items in process of collection	248,520	-	-	-	248,520	-	-	-	-	248,520
Obligations under repurchase agreements	-	285,840	-	-	285,840	-	-	-	-	285,840
Time deposits and other time liabilities	125,754	5,745,976	4,437,372	2,524,542	12,833,644	388,594	161,148	21,430	571,172	13,404,816
Financial derivatives contracts	-	159,122	208,658	830,733	1,198,513	1,060,183	1,078,927	3,268,783	5,407,893	6,606,406
Interbank borrowings	35,254	98,922	601,983	1,085,335	1,821,494	219,473	-	-	219,473	2,040,967
Issued debts instruments	-	138,870	282,085	1,105,796	1,526,750	2,288,077	2,242,093	3,209,684	7,739,854	9,266,604
Other financial liabilities	151,609	924	25,592	9,197	187,322	83	99	143	325	187,647
Obligations for lease agreements	-	-	-	26,795	26,795	43,211	33,954	48,143	125,308	152,103
Guarantees received (margin accounts)	711,944	-	-	-	711,944	-	-	-	-	711,944
Total liabilities	10,736,540	6,429,654	5,555,690	5,582,398	28,304,281	3,999,621	3,516,221	6,548,183	14,064,025	42,368,306

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$8 million.

(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loan amounts according to customer type are as follows: Commercial loans Ch$ 498,808 million, Mortgage loans Ch$ 61,071 million and Consumer loans Ch$ 260,382 million.

Below is a table with the impact of movements in interest rates on the Financial management portfolio according to our sensitivity model described above for the year ended December 31, 2018 and the nine-month period ended September 30, 2019.

	Nine-month period ended September 30, 2019		Year ended December 31, 2018
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	100,000	275,000	48,000	192,001
High	35,601	293,059	43,742	189,725
Low	12,809	223,864	27,854	170,450
Average	26,033	257,495	37,569	180,972
Financial management portfolio – foreign currency (in millions of U.S.$)
Loss limit	30	75	30	75
High	20	19	12	38
Low	5	1	4	(10)
Average	10	10	9	22
Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	100,000	275,000	48,000	192,002
High	37,646	291,469	45,492	192,848
Low	15,383	182,990	29,167	168,766
Average	28,978	248,182	38,908	182,557

Below is a table with the VaR of our fixed income trading portfolio for the year ended December 31, 2018 and the nine-month period ended September 30, 2019.

Fixed income	Nine-month period ended September 30, 2019	Year ended December 31, 2018
	(in millions of U.S.$)
High	1.18	2.54
Low	8.17	1.19
Average	1.92	1.71

Impact of foreign exchange fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The Central Bank exchange rate depreciated 4.4% in the nine months ended September 30, 2019 and 7.5% in the nine months ended September 30, 2018. The peso has depreciated 19.1% since October 18, 2019, when the more serious social unrest started, to a record high level of CH$828.25 per U.S. dollar on November 29, 2019, prompting the Central Bank to inject liquidity in the economy in U.S. dollars and to begin to actively intervene the exchange market. See “Item 1. Key Information —C. Recent Developments – Political and Economic Conditions in Chile.”

A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained, and may continue to maintain, material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).

In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Therefore, all foreign currency risk is included in the trading portfolio and is measured using VaR. The average VAR of our foreign currency position was U.S.$1.25 million in the nine month period ended September 30, 2019.

Foreign currency	Nine-month period ended September 30, 2019	Year ended December 31, 2018
	(in millions of U.S.$)
High	0.10	4.29
Low	3.17	0.09
Average	1.25	1.14

Consolidated VaR

The consolidated high, low, and average levels of VaR for the fixed–income investments and foreign currency trading were as follows:

Consolidated	Nine-month period ended September 30, 2019	Year ended December 31, 2018
	(in millions of U.S.$)
VaR:
High	4.83	5.23
Low	1.33	1.21
Average	2.25	2.01

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of September 30, 2019 as defined by the Central Bank of Chile and approved by our Board of Directors. This model is a sensitivity model that estimates market risk with 75-125bp movements in interest rates over the trading portfolio and 200bp movements in rates over the non-trading portfolio. This information is sent to the FMC on a quarterly basis.

Regulatory Market Risk	As of September 30, 2019
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	295,512
Foreign currency risk of trading portfolio	7,098
Risk from interest rate options	84,565
Risk from foreign currency options	70
Total market risk of trading portfolio	387,245
10% x Risk-weighted assets	3,241,183
Subtotal	3,628,428
Limit = Regulatory Capital	4,193,417
Available margin	564,989
Non-trading portfolio market risk
Short-term interest rate risk	52,075
Inflation risk	83,686
Long-term interest rate risk	985,897
Total market risk of non-trading portfolio	1,121,658
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	52,075
Exposure to inflation risk	83,686
Limit: 22% of (net interest income + net fee income sensitive to interest rates)	308,582
Available margin	172,821
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	985,897
Limit 35% of regulatory capital	1,467,696
Available margin	481,799

Liquidity Management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO has determined that our liquidity portfolio must be comprised of cash plus assets that can be readily convertible into cash either through the Chilean Central Bank window, overnight deposits or instruments or the local secondary market. The management of the Bank’s liquidity portfolio is performed by the Financial Management Division under rules determined by the ALCO.

	September 30, 2019	December 31, 2018
	Ch$ million
Balance as of:
Financial investments for trading	113,767	77,041
Available-for-sale investments	3,050,341	2,394,323
Encumbered assets (net) (1)	(285,840)	(48,843)
Net cash (2)	590,881	149,321
Net interbank deposits (3)	522,067	967,095
Total liquidity portfolio	3,991,216	3,538,937

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

	September 30, 2019	December 31, 2018
	Ch$ million
Average balance as of:
Financial investments for trading	131,536	259,654
Available-for-sale investments	2,849,057	2,690,184
Encumbered assets (net) (1)	(196,836)	(134,408)
Net cash (2)	64,879	109,757
Net interbank deposits (3)	699,436	613,259
Total liquidity portfolio	3,548,073	3,538,446

(1)	Assets encumbered through repurchase agreements are deducted from the liquidity portfolio

(2)	Total cash minus reserve requirement of the Central Bank

(3)	Includes overnight deposits in the Central Bank, domestic banks and foreign banks

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100.0% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

●	The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by an amount greater than our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2019, the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves was 49%, thus resulting in our compliance.

●	The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our Shareholders’ equity. At September 30, 2019, the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves was 7%, thus resulting in our compliance.

●	The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our Shareholders’ equity. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2019, the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves was 74%, thus resulting in our compliance.

New liquidity requirements in line with BIS III

The FMC and the Chilean Central Bank published new liquidity corporate governance standards and ratios that must be implemented and calculated by all banks. These will eventually replace the current regulatory limits imposed by the FMC and the Central Bank described above. These new liquidity standards are in line with those established in BIS III. The most important liquidity ratios that will eventually be adopted by Chilean banks are:

●	Liquid assets. The Bank’s must inform the liquid assets according to BIS III liquid levels. As of September 30, 2019, the breakdown of the Bank’s liquid assets by levels was the following:

September 30, 2019
Ch$ million
Balance as of:
Cash and cash equivalent	1,305,539
Level 1 liquid assets (1)	2,287,528
Level 2 liquid assets (2)	15,864
Total liquid assets	3,608,931

(1)	Includes instruments issued by the Central Bank of Chile or other central banks with a AAA rating, instruments issued by the Chilean government or other sovereign with a AAA rating and instruments issued by development banks with a AAA rating.

(2)	Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Chilean Central Bank’s repo window.

●	Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of September 30, 2019, this was 135.9%.

●	Net Stable Funding Ratio (NSFR) which will measure a bank’s stable funding sources over required stables needs both concepts also defined in the new regulations. As of September 30, 2019, this was 97.91%.

The Central Bank and the FMC are still adjusting the methodology for calculating these ratios and the initial limits banks must meet in order to comply with these new ratios have not been published yet. For this reason, and even though the Bank has advanced liquidity management models, we cannot assure that the implementation of these models will not have a material effect on our business and that the figures presented above may change.

Derivative activities

At September 30, 2019, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

●	When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

●	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.

●	When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes. We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of September 30, 2019:

	As of September 30, 2019
	Notional amount				Fair value
	Up to 3	More than 3	More than	Total	Assets	Liabilities
	Months	months to	1 year
		1 year
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	201,600	456,638	1,678,677	2,336,915	44,007	41,817
Cross currency swaps	266,868	630,293	12,333,447	13,230,608	213,252	341,084
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	468,468	1,086,931	14,012,124	15,567,523	257,259	382,901

Cash flow hedge derivatives
Currency forwards	504,874	599,379	603,043	1,707,296	3,576	7
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,034,573	3,875,817	9,518,722	14,429,112	124,715	34,675
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,539,447	4,475,196	10,121,765	16,136,408	128,291	34,682

Trading derivatives
Currency forwards	19,980,848	16,384,435	6,958,062	43,323,345	660,159	651,354
Interest rate swaps	11,345,716	40,604,026	86,101,379	138,051,121	2,752,640	2,577,623
Cross currency swaps	3,268,279	20,643,410	102,724,263	126,635,952	3,501,463	2,958,486
Call currency options	43,733	35,343	92,493	171,569	4,317	745
Call interest rate options	-	-	-	-	-	-
Put currency options	96,137	31,137	91,344	218,618	3	615
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	34,734,713	77,698,351	195,967,541	308,400,605	6,918,582	6,188,823

Total	36,742,628	83,260,478	220,101,430	340,104,536	7,304,132	6,606,406

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Santander

Santander
150

F-1

CONTENT

F-2

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2019 (unaudited) and December 31, 2018 (unaudited)

		As of September 30,	As of December 31,
		2019	2018
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,108,704	2,065,441
Cash items in process of collection	5	485,672	353,757
Trading investments	6	113,767	77,041
Investments under resale agreements		-	-
Financial derivative contracts	7	7,304,132	3,100,635
Interbank loans, net	8	4,130	15,065
Loans and accounts receivables from customers, net	9	31,080,808	29,470,370
Available for sale investments	10	3,050,341	2,394,323
Held to maturity investments		-	-
Investments in associates and other companies		10,191	32,293
Intangible assets	11	63,846	66,923
Property, plant, and equipment	12	185,158	253,586
Right of use assets	12	209,825	-
Current taxes	13	28,419	-
Deferred taxes	13	430,848	382,934
Other assets	14	1,503,598	984,988
TOTAL ASSETS		46,579,439	39,197,356
LIABILITIES
Deposits and other demand liabilities	15	9,463,459	8,741,417
Cash items in process of being cleared	5	248,520	163,043
Obligations under repurchase agreements		285,840	48,545
Time deposits and other time liabilities	15	13,404,816	13,067,819
Financial derivative contracts	7	6,606,406	2,517,728
Interbank borrowing		2,040,967	1,788,626
Issued debt instruments	16	9,266,604	8,115,233
Other financial liabilities	16	187,647	215,400
Lease liabiilties	12	152,103	-
Current taxes	13	-	8,093
Deferred taxes	13	98,379	15,395
Provisions	18	267,836	329,940
Other liabilities	19	1,151,524	900,408
TOTAL LIABILITIES		43,174,101	35,911,647
EQUITY
Attributable to the equity holders of the Bank		3,358,402	3,239,546
Capital	21	891,303	891,303
Reserves	21	2,159,783	1,923,022
Valuation adjustments	21	2,546	10,890
Retained earnings		304,770	414,331
Retained earnings from prior years		-	-
Income for the period		435,386	591,902
Minus: Provision for mandatory dividends		(130,616)	(177,571)
Non-controlling interest	23	46,936	46,163
TOTAL EQUITY		3,405,338	3,285,709

TOTAL LIABILITIES AND EQUITY		46,579,439	39,197,356

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-3

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF INCOME

For the nine-month periods ended September 30, 2019 and 2018 (unaudited)

		As of September 30,
		2019	2018
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	24	1,694,570	1,656,904
Interest expense	24	(653,540)	(600,137)

Net interest income		1,041,030	1,056,767

Fee and commission income	25	370,973	365,154
Fee and commission expense	25	(160,589)	(141,707)

Net fee and commission income		210,384	223,447

Net income (expense) from financial operations	26	28,609	15,370
Net foreign exchange gain	27	123,966	53,942
Other operating income	32	15,920	28,757

Net operating profit before provision for loan losses		1,419,909	1,378,283

Provision for loan losses	28	(268,443)	(251,802)

NET OPERATING INCOME		1,151,466	1,126,481

Personnel salaries and expenses	29	(304,293)	(297,692)
Administrative expenses	30	(178,046)	(183,080)
Depreciation and amortization	31	(78,441)	(57,738)
Impairment of property, plant and equipment	31	-	(39)
Other operating expenses	32	(39,640)	(32,266)

Total operating expenses		(600,420)	(570,815)

OPERATING INCOME		551,046	555,666

Income from investments in associates and other companies		821	1,068

Income before tax		551,867	556,734

Income tax expense	13	(117,265)	(123,761)

Result of continuous operations		434,602	432,973
Result of discontinued operations	35	1,699	4,155
NET INCOME FOR THE PERIOD		436,301	437,128

Attributable to:
Equity holders of the Bank		435,386	435,258
Non-controlling interest	23	915	1,870
Earnings per share of continuous operations attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	2.306	2.298
Diluted earnings	21	2.306	2.298
Earnings per share attributable to Equity holders of the Bank (expressed in Chilean pesos):
Basic earnings	21	2.310	2.310
Diluted earnings	21	2.310	2.310

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-4

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the nine-month periods ended September 30, 2019 and 2018 (unaudited)

		As of September 30,
		2019	2018
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		436,301	437,128
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	21	36,509	1,229
Cash flow hedge	21	(48,133)	(43,686)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(11,624)	(42,457)

Income tax related to items which may be reclassified subsequently to profit or loss		3,138	11,489

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(8,486)	(30,968)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS		-	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		427,815	406,160

Attributable to:
Equity holders of the Bank		427,042	404,339
Non-controlling interest	23	773	1,821

Attributable to: Equity holders of the Bank
Continuous operations		425,343	400,184
Discontinuous operations		1,699	4,155

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2019 and 2018 (unaudited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063
Distribution of income from previous period	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	564,815	-	(169,444)	3,066,180	41,883	3,108,063
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(423,611)	-	-	(423,611)	-	(423,611)
Other equity movements	-	141,204	-	-	-	-	(141,204)	-	-	-	2	2
Provision for mandatory dividends	-	-	-	-	-	-	-	-	38,867	38,867	-	38,867
Subtotal	-	141,204	-	-	-	-	(564,815)	-	38,867	(384,744)	2	(384,742)
Other comprehensive income	-	-	-	1,267	(43,686)	11,500	-	-	-	(30,919)	(49)	(30,968)
Results of Continuous operations	-	-	-	-	-	-	-	431,103	-	431,103	1,870	432,973
Results of Discontinuous operations	-	-	-	-	-	-	-	4,155	-	4,155	-	4,155
Subtotal	-	-	-	1,267	(43,686)	11,500	-	435,258	-	404,339	1,821	406,160
Equity as of September 30, 2018	891,303	1,925,246	(2,224)	1,726	(47,248)	12,291	-	435,258	(130,577)	3,085,775	43,706	3,129,481

Equity as of December 31, 2018	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	-	591,902	(177,571)	3,239,546	46,163	3,285,709
Distribution of income from previous period	-	-	-	-	-	-	591,902	(591,902)	-	-	-	-
Equity as of January 1, 2019	891,303	1,925,246	(2,224)	5,114	9,803	(4,027)	591,902	-	(177,571)	3,239,546	46,163	3,285,709
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(355,141)	-	-	(355,141)	-	(355,141)
Other equity movements	-	236,761	-	-	-	-	(236,761)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	46,955	46,955	-	46,955
Subtotals	-	236,761	-	-	-	-	(591,902)	-	46,955	(308,186)	-	(308,186)
Other comprehensive income	-	-	-	36,704	(48,133)	3,085	-	-	-	(8,344)	(142)	(8,486)
Results of Continuous operations	-	-	-	-	-	-	-	433,687	-	433,687	915	434,602
Results of Discontinuous operations	-	-	-	-	-	-	-	1,699	-	1,699	-	1,699
Subtotal	-	-	-	36,704	(48,133)	3,085	-	435,386	-	427,042	773	427,815
Equity as of September 30, 2019	891,303	2,162,007	(2,224)	41,818	(38,330)	(942)	-	435,386	(130,616)	3,358,402	46,936	3,405,338

(*) See note 1 b) for non-controlling interest.

	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of	Dividend per share (in chilean
Period	MCh$	MCh$	MCh$	%	shares	pesos)

Year 2018 (Shareholders Meeting April 2019)	591,902	236,761	355,141	60	188,446,126,794	1.885

Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2019 and 2018 (unaudited)

		As of September 30,
		2019	2018
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		436,301	437,128
Debits (credits) to income that do not represent cash flows		(772,488)	(889,745)
Depreciation and amortization	31	78,441	57,738
Impairments of property, plant and equipment and intangibles	31	-	39
Provision for loan losses	28	332,545	319,749
Provision from trading investments mark to market		33,236	1,438
Income from investments in associates and other companies		(821)	(5,223)
Net gain on sale of assets received in lieu of payment	32	(13,617)	(17,521)
Provision on assets received in lieu of payment	32	1,611	939
Net gain on sale of associates and other companies		-	-
Net gain on sale of controlled companies		-	-
Net gain on sale of property, plant and equipment	32	(278)	(318)
Charge off of assets received in lieu of payment	32	11,141	11,795
Net interest income	24	(1,041,030)	(1,056,767)
Net fee and commission income	25	(210,384)	(223,447)
Other (credits) debits to income that do not represent cash flows		(1,540)	(6,600)
Changes in deferred taxes	13	38,208	28,433
Increase/decrease in operating assets and liabilities		754,166	1,274,401
(Increase) decrease of loans and accounts receivables from customers, net		(1,634,140)	(2,394,955)
(Increase) decrease of financial investments		(692,744)	172,646
Decrease (increase) due to resale agreements (assets)		-	-
Decrease (increase) of interbank loans		10,935	148,292
(Increase) decrease of assets received or awarded in lieu of payment		(1,674)	1,427
Increase (decrease) of debits in customers checking accounts		673,501	(68,790)
Increase (decrease) of time deposits and other time liabilities		336,997	863,420
Increase (decrease) of obligations with domestic banks		(480)	(480)
Increase (decrease) of other demand liabilities or time obligations		48,541	284,867
Increase (decrease) of obligations with foreign banks		95,312	95,312
Increase (decrease) of obligations with Central Bank of Chile		(1)	(1)
Increase (decrease) of obligations under repurchase agreements		237,295	(88,060)
Increase (decrease) in other financial liabilities		(27,753)	(1,128)
Increase (decrease) of obligation for lease contract		(9)	-
Net increase of other assets and liabilities		(512,365)	129,322
Redemption of letters of credit		(5,370)	(6,875)
Mortgage bond issuances		-	-
Senior bond issuances		1,686,605	1,225,191
Redemption mortgage bonds and payments of interest		(5,668)	(5,527)
Redemption and maturity of senior bonds and payments of interest		(706,230)	(360,474)
Interest received		1,694,570	1,656,904
Interest paid		(653,540)	(600,137)
Dividends received from investments in other companies		-	-
Fees and commissions received	25	370,973	365,154
Fees and commissions paid	25	(160,589)	(141,707)
Total cash flow provided by (used in) operating activities		417,979	821,784

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine-month periods ended as of September 30, 2019 and 2018 (unaudited)

		September 30,
		2019	2018
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	12	(25,028)	(37,553)
Sales of property, plant and equipment		6,425	157
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		-	-
Purchase of intangible assets	11	(16,965)	(15,138)
Total cash flow provided by (used in) investment activities		(35,568)	(52,534)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(359,367)	(556,167)
Increase in other obligations		-	-
Subordinated bonds emisions		-	-
Redemption of subordinated bonds and payments of interest		(4,226)	(132,556)
Dividends paid		(355,141)	(423,611)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow (used in) financing activities		(359,367)	(556,167)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		23,044	213,083

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		66,657	41,532

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,256,155	1,634,341

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,345,856	1,888,956

		As of September 30,
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2019 MCh$	2018 MCh$

Provision for loan losses for cash flow purposes		332,545	319,749
Recovery of loans previously charged off		(64,102)	(67,947)
Provision for loan losses - net	28	268,443	251,802

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2018 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	September, 30 2019 MCh$
Subordinated Bonds	795,957	(4,226)	-	-	17,817	-	809,548
Paid dividends	-	(355,141)	-	-	-	-	(355,141)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	795,957	(359,367)	-	-	17,817	-	454,407

The accompanying notes 1 to 37 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-8

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2019, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Comission (CMF) (exSuperintendency of Banks and Financial Institutions “SBIF”), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by the CMF. For the topics not covered by the CMF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), coincident with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the CMF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these consolidated interim financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “JPY” are to Japanese yen, references to “CHF” are to Swiss franc, references to “AUD” references are to Australian dollar, references “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements as of September 30, 2019 and 2018 and December 31, 2018, include the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee);
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than the majority of the voting rights of an investee, but it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
●	the potential voting rights held by the Bank, other vote holders or other parties.
●	the rights arising from other contractual agreements.
●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

*

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-9

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the Consolidated Interim Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
			As of September 30,			As of December 31,			As of September 30,
		Place of	2019			2018			2018
Name of the		Incorporation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Subsidiary	Main Activity	and operation	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada (*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(*) On July 25, 2018, the company has ceased conducting foreign currency purcharse and sale operations, hence forth this operation will be carried out directly by the Bank.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of September 30, 2019 and 2018 and December 31, 2018 based on the fact that the relevant activities of them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties).

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-10

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of September 30,	As of December 31,	As of September 30,
		Incorporation and	2019	2018	2018
Associates	Main activity	operation	%	%	%

Redbanc S.A. (*)	ATM services	Santiago, Chile	-	33.43	33.43
Transbank S.A. (*)	Debit and credit card services	Santiago, Chile	-	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

(*) The Bank has entered into a process of selling the shares in Redbanc S.A., Transbank S.A. and Nexus SA, therefore, the treatment established in IFRS 5 “Non-current assets held for sale and discontinued operations” has been applied, on the participation of said companies, which is described in Note 1 t) and Note 35.

In the case of Cámara Compensación Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors, which is why Management has concluded that it exercises significant influence over the same.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank participates, through its executives, actively in the administration, which is why Management has concluded that it exercises significant influence over it.

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-11

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)	Reporting segments

The Bank's operating segments correspond to the units whose operating results are regularly reviewed by the highest decision-making authority. Two or more operating segments can be added into one, only when the aggregation is consistent with the basic principle of International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each one of the following aspects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers to whom your products and services are destined;
iv.	the methods used to distribute your products or provide services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or public services.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is equal to or greater than 10%: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Interim Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance;
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues.

Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$728.60 per US$1 for September, 2019 (Ch$656.74 per US$1 for September 2018, and Ch$697.76 per US$1 for December, 2018).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-12

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of September 30, 2019 and 2018 and December 31, 2018, Banco Santander-Chile did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

A conventional purchase or sale of financial assets is the purchase or sale of a financial asset that requires the delivery of the asset during a period that is generally regulated or arises from a convention established in the market. A conventional purchase or sale of financial assets will be recognized and written off, as appropriate, by applying the accounting of the date of contracting or that of the settlement date.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-	It has been acquired with the purpose of selling it in the short term; or
-	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
-	it is a derivative that is not designated and effective as a hedging instrument.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-13

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Interim Financial Statements:

●	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

●	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-14

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

●	Investments under resale agreements: This item presents the balances corresponding to the transactions for the purchase of instruments with an agreement and the securities loans. In accordance with current regulations, the Bank does not register as its own portfolio those papers purchased with retro-purchase agreements.

●	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

●	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

●	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of September 30, 2019 and December 31, 2018, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-15

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Interim Statement of Financial Position:

●	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

●	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

●	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

●	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

●	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Obligations with banks: Includes obligations with other banks in the country, with foreign banks or with the Central Bank of Chile and which were not classified in any previous definition.

●	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

●	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-16

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

Capital instruments whose fair value cannot be determined sufficiently objectively and financial derivatives that have these instruments as underlying assets and are settled by delivery thereof are maintained at their acquisition cost, corrected, where appropriate, by losses for deterioration they have experienced.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-17

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition is usually the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2019 and 2018 and as of December 31, 2018 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.
ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.
iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	To sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-18

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.
b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.
c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.
d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income.

iv.	Embedded Derivatives in hybrid financial instruments

Embedded Derivatives in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of September 30, 2019 and December 31, 2018 there is not offsetting of financial asset and liability balances.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-19

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded as memorandum accounts in they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-20

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards.
-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts.
-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie's custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie's brokerage.
-	Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation according IFRS 15, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

They are recognized in accordance with the criteria established in IFRS 15, identifying the performance obligation and when they are satisfied (accrued).

iv.	Commissions in the formalization of loans

The financial commissions that arise in the formalization of loans, mainly the opening or study and information commissions, are periodized and recorded in the Interim Statement of the Consolidated Income throughout the life of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-21

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-22

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting period whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-23

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l)	Leases

i.	Right-of-use assets and obligation for lease contract

The Bank is party to lease contracts for offices and branches, all those required to carry out its business activities. Contract terms are negotiated individually and include a wide range of terms and conditions.

Leases are recognized, measured and presented in accordance with IFRS 16 “Leases”. This requires that an asset be determined by right of use and its corresponding liability at the date that the asset is available for use. Each rental payment is distributed between the liability and the financial interest. Financial interest is charged to the financial margin during the period of the lease, as is the right-of-use asset that depreciates linearly over the duration of the contract.

The term of the lease includes the non-cancelable period established in the lease agreements, and they generally have a clause of automatic renewal, which are not included in the calculation of the lease liability since the clause requires mutual agreement. Additionally, each party has the ability to terminate the contract before expiration, upon notice. For both concepts, only the current contractual period for the calculation of the impact of this new regulation. While, for leases with undefined useful life undefined, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements.

The present value of the lease payments is determined using the discount rate that represents the incremental rate of the Bank at the start date of the contracts, based on the duration of each of them from the initial date of application.

The Bank has elected to apply IFRS 16 using the modified retrospective approach, and does not restate comparative figures. Thus, disclosures related to prior year were prepared under IAS 17 Leases.

At initial measurement, the Bank measures the right-of-use asset at cost. The rent of these leases are according in UF, and payable in Chilean pesos. According to the provisions of Circular No. 3,649 of the CMF (ex SBIF), the monthly variation in UF that affects the contracts established in said monetary unit should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and in parallel the amount of the asset must be adjusted for the right to use leased assets.

The Bank have elected the practical expediente by not to applying the new guidance to leases whose term will end within 12 months of the date of initial application. In those cases, the leases are accounted for as short-term leases, and the lease payments associated with them will be recognised as an expense from short-term leases.

The Bank has not entered into to lease agreements with guarantee clauses for residual value or variable lease payments.

ii.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-24

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Consolidated Interim Statement of Income. As of January 1, 2019, IFRS 16 Leases apply to this type of lease.

m)	Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-25

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the CMF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions CMF (ex SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular N°3,573 and N°3,584 which establishes a standard method for residential mortgage, commercialloans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the CMF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans (Circular N°3,573 and N°3,584), and commercial loan (Circular N° 3,638 and N°3,647) and internal models for consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the CMF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-26

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages:

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
Normal Portfolio	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
Substandard Portfolio	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the CMF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular N°3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-27

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	The debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the CMF ( ex SBIF), except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the CMF (ex SBIF) for those types of loans. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-28

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular N° 3,573 issued by the CMF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Default days at month closing	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each of them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

Standard method of commercial loan provisions

In accordance with the Circular N°. 3,638 and N°. 3,647 issued by the CMF, as of July 1, 2019, the Bank began applying the standard model of provisions for student loans or other types of commercial loans. The impact of implementing these regulations implied an increase of approximately 4% of the stock of provisions for credit risk.

Prior to the implementation of the standard method, the Bank used its internal models for the determination of group business provisions.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-29

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a.	Commercial leasing operations

For these operations, the provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the delinquency of each operation, the type of leased asset and the relationship, at closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables:

Probability Non-Performance (PNP) by default and type of asset (%)
Default days at month closing	Type of asset
	Real Estate	Non real Estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Impaired portfolio	100.00	100.00

Severity (SEV) by stage and type of asset (%)
PVB Stage	Real Estate	Non real Estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

PVB= Current valiue of operation/leased asset value

The determination of the PVB relationship will be made considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective credit, taking into account any situations that may be causing pricing rises of the asset at that time.

b.	Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent credit, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest, at the end of each month. When payment is due, the factor will also depend on its default.

For the purposes of the classification of the loan, a distinction is made between those granted for the financing of higher studies granted in accordance with Law No. 20.027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans.

Probability Non-Performance (PNP) according enforceability, default and type of loan (%)
Is the principal and	Default days at	Student loans
insterest enforceable	month closing	CAE	CORFO and other
Yes	0	5.2	2.9
	1-29	37.2	15.0
	30-59	59.0	43.4
	60-89	72.8	71.9
	Impaired portfolio	100.0	100.0
No	N/A	41.6	16.5

Severity (SEV) by stage PVB and type of asset (%)
Is the principal and	Student loans
insterest enforceable	CAE	CORFO and other
Yes	70.9
No	50.3	45.8

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-30

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c.	Generic comercial loans and factoring

For factoring operations and other commercial loans, the provision factor, applicable to the amount of the loans and the exposure of the contingent credit will depend on the default of each operation and the relationship that exists, at the end of each month, between the obligations that the debtor has with the bank and the value of the real guarantees that protect them (PTVG), as indicated in the following tables:

Probability Non-Performance (PNP) by default and PTVG stage (%)
Default days at month closing	Guarantee
	PTVG ≤ 100%	PTVG > 100%	No guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Impaired portfolio	100.00	100.00	100.00

Severity (SEV) by PTVG stage (%)
Guarantee	PTVG stage	Factoring and other comercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.0	3,2
	60% < PTVG ≤ 75%	20.3	12,8
	75% < PTVG ≤ 90%	32.2	20,3
	90% < PTVG	43.0	27,1
No guarantee		56,9	35.9

The guarantees used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. A guarantee can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors). The invoices assigned in the factoring operations, nor the guarantees associated with the mortgage loans, regardless of their coverage clause, will not be considered in the calculation.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-31

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific guarantees: when the debtor granted specific guarantees, for generic commercial loans and factoring, the PTVG ratio is calculated independently for each secured transaction, such as the division between the amount of the loans and the contingent credit exposure and the value of the real guarantee that protects it.

ii.	Transactions with general guarantees: when the debtor granted general or general and specific guarantees, the Bank calculates the respective PTVG, jointly for all generic commercial loan and factoring and not contemplated in the preceding paragraph i), as the division between the sum of the amounts of the loans and exposures of contingent credits and the general, or general and specific guarantees that, according to the scope of the remaining coverage clauses, safeguard the credits considered in the numerator of the mentioned ratio.

The amounts of the guarantees used in the PTVG ratio of numbers i) and ii) must be determined according to:

-	The last valuation of the guarantee, be its appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 of the Updated Collection of Standards should be considered.
-	Possible situations that could be causing temporary increases in the values of the guarantees.
-	Limitations on the amount of coverage established in their respective clauses.

III.	Additional provisions

According to CMF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to N°10 B-1 Chapter from the CMF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

The Board of Directors of the Bank approved the constitution of additional provisions at the end of the third quarter of 2018 for MCh$ 20,000, associated to the Bank's consumer portfolio, which were released in April 2019 (Note No. 28 ).

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (CMF).

These charge-offs refer to the derecognition from the Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Interim Statement of Income.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-32

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Interim Statements of Financial Position when the Bank:

i.	Has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Interim Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provisions for employee salaries and expenses
-	Provisions for mandatory dividends
-	Provisions for contingent loan risks
-	Provisions for contingencies

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-33

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

Current taxes for the asset correspond to the provisional payments that exceed the provision for income tax or other loans at income tax, such as training expenses or donations to universities. Additionally, the monthly tax payment (P.P.M.) for recovering by profits absorbed by tax losses. In the case of liabilities they correspond to the provision for income tax calculated according to the results tax for the period, deducted the mandatory or voluntary provisional payments and other credits that apply to this obligation.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the CMF (ex SBIF). Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-34

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

The Bank will classify the respective investments in associates so far held in Redbanc, Transbank and Nexus as held for sale, in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, because it expects to recover the amount in books primarily through the sale of such investments. In order to perform this reclassification, the Bank has made sure to comply with the requirements established for this:

●	It must be available in its current conditions for immediate sale and its sale must be highly probable.
●	For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets for its disposal), and a program to find a buyer and complete said purchase must have been actively initiated.
●	I must also expect the sale to meet the conditions for recognition as a sale ended within the year following the date of classification.

For this, the Bank will measure investments at book value, given that it represents the lowest value in relation to fair value less costs to sell. Additionally, the Bank will recognize any impairment loss on non-current assets held for sale, such as a reduction in the value of those assets to fair value less costs to sell.

As of September 30, 2019, the Bank has classified non-current assets as held for sale. For more information see Note 35.

Assets received or awarded in lieu of payment.

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Interim Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 31, 2018 the average selling cost has been estimated at 2.2% of the appraisal value (3.4% for December 31, 2017). Additionally, every 18 months a review of the appraisals (independent) is carried out to adjust the fair value of the assets.

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of September 30, 2019 and December 31, 2018, the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-35

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2019 and December 31, 2018, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Interim Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	Current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include: (a) actuarial gains and losses; (b) the performance of plan assets, and; (c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-36

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Plan assets comprise the pension fund taken out by the Bank with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Interim Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Interim Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z)	New accounting pronouncements

I. Adoption of new accounting standards and instructions issued by both the current Commission for the Financial Market (CMF) and by The International Accounting Standards Board:

At the date of issuance of these Consolidated Interim Financial Statements, the new accounting pronouncements issued by both the current CMF (ex SBIF) and the International Accounting Standards Board, which have been fully adopted by the Bank, are detailed below.

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

Accounting Standards issued by the Financial Market Commission

Circular N ° 3,638 - Establishes standard method of provisions for commercial loans of the group portfolio - On July 6, 2018 the CMF (ex SBIF) issued this circular that establishes the standard methods that must be used by banking entities to estimate provisions for risk of credit of the commercial portfolio of group analysis, which will be incorporated into Chapter B-1 of the Compendium of Accounting Standards.

●	Method for the Commercial Leasing portfolio: it considers the delinquency, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset (PVB) of the operation.
●	Method for the Student portfolio: it considers the type of loan granted (whether it is CAE or not), the enforceability of the payment and the delinquency that it presents, in case the loan is required.
●	Method for the Commercial Generic portfolio: considers delinquency and the existence of real guarantees that guarantee the placement. In the case of mediating guarantees, the relationship between the placement and the value of the collateral that covers it is considered.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-37

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular N ° 3.647 - Standard method of provisions for commercial loans of the group portfolio. Complements instructions on factoring operations, Chapter B-1 of the Compendium of Accounting Standards - On January 31, 2019 the CMF (ex SBIF) issued this circular with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor's responsibility in the operations of factoring, for this it has been considered necessary to introduce a particular factor in the component "Loss Given Default" (PDI) of the standard method for the commercial portfolio of group analysis, which must be considered for the calculation of provisions of said operations, as provided in Chapter B-1 of the Compendium of Accounting Standards.

The Bank Administration implemented the modifications to the commercial group models since July 1, 2019, while the accounting effects of first application should be considered as a change in an accounting estimate according to IAS 8 , and therefore, register in results. The impact of implementing this standard resulted in an increase of approximately 4% of the total of provisions for credit risk.

Circular No. 3,645 - Leases according to IFRS 16. Modifies and complements Compendium of Accounting Standards. Chapters A 2, B-1, C-1 and C-3- On January 11, 2019, the CMF (ex SBIF) issued this circular in order to clarify how banks should apply the criteria defined in the International Financial Reporting Standard No. 16 (IFRS 16). Detailing the changes in the statement of financial position and statement of income and notes.

These modifications are applicable as of January 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner, see Note 02.

Circular No. 3,649 - Leases according to IFRS 16. Complements instructions. Chapters C-3 - On May 6, 2019, the CMF (ex SBIF) issued this circular to establish the treatment of the lease agreements expressed in the Development Unit and the consequences of the adjustment experienced by the liability, within the framework of the criteria established by IFRS 16, establishing that the variation in the UF should be treated as a new measurement, and therefore the readjustments that result in changes in lease payments should be recognized as a modification of the amount of the obligation and in parallel, the amount of the asset for the right to use leased assets for this purpose.

These modifications are applicable as of May 2019. The Administration made the necessary adjustments to comply with this requirement in a timely manner.

Circular No. 3,651 - Modifications introduced to the General Banking Law by Law No. 21,130, which Modernizes the Banking Legislation; and date on which the Financial Market will assume the powers of the Superintendence of Banks and Financial Institutions, the latter being abolished - On May 29, 2019 the CMF (ex SBIF) issued this circular stating that as of June 1, 2019, the Financial Market Commission (CMF) will assume the role of theformer SBIF.

Additionally, it communicates some more immediate operational scopes as a result of the aforementioned legal modification, particularly regarding its practical aspects for the institutions that are currently related to the CMF.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases.

This regulation is applicable as of January 1, 2019. The Administration carried out an implementation process during the year 2018, which culminated successfully with the application as of January 1, 2019, using the modified retrospective method, this means that At the date of initial application, the right-of-use asset is equal to the financial liability, and in addition it has been chosen not to restate the balances of the previous year, for more information see related accounting policies and Note 02 of accounting changes.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-38

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRIC 23 Uncertainty about the treatment of income tax - This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which applies to the determination of taxable income, tax base, tax losses and unused credits, when there is an uncertainty about the treatment according to IAS 12 "Income Tax". This standard covers four points: (a) If an entity considers tax uncertainties individually or together, (b) The assumptions that an entity makes about the tax treatment review established by the tax authority, (c) As an entity determines the taxable profit (or loss), the tax base, tax loss and unused credits and tax rates, and (d) How an entity considers changes in facts and circumstances.

This interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted. Management has assessed that the implementation of this interpretation has not had a material impact on the Bank's consolidated financial statements.

Amendment to IAS 28 Long-Term Participations in Associates and Joint Ventures - On October 12, 2017 the IASB published this amendment to clarify that an entity would also apply IFRS 9 to a long-term participation in an associate or joint venture to which the participation method does not apply. When applying IFRS 9, the adjustments of the long-term interests that arise from the application of this Standard will not be taken into account.

This amendment is effective prospective in accordance with IAS 8 to annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of this amendment has not had a material impact on the Consolidated Interim Financial Statements. from the bank.

Annual Improvements, cycle 2015-2017 - This amendment published on December 12, 2017 introduces the following improvements:

IFRS 3 Business Combinations / IFRS 11 Joint Agreements: deals with the prior interest in a joint operation, as a business combination in stages.

IAS 12 Income Tax: deals with the consequences in income tax of payments of financial instruments classified as equity.

IAS 23 Loan costs: deals with the eligible costs for capitalization.

This amendment is effective for annual periods beginning on or after January 1, 2019. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

Amendment IAS 19 - Modification, reduction or liquidation of pension plans - This amendment issued on February 7, 2018 introduces the following modifications:

1. If a modification, reduction or liquidation of a plan occurs, it is now mandatory that the current service cost and the net interest for the period subsequent to the new measurement be determined using the assumptions used for the new measurement.

2. In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset's ceiling.

An entity applies these amendments on or after January 1, 2019. Early application is allowed, but must be disclosed. Management has assessed that the implementation of these amendments has not had a material impact on the Bank's consolidated financial statements.

II.	New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of September 30, 2019

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-39

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

1.	Accounting Standards issued by the current Financial Market Commission (CMF), exSuperintendency of Banks and Financial Institutions.

As of September 30, 2019, there is no regulation issued by the CMF (ex SBIF).

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

- The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and

- The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9.

In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless.

the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-40

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

This regulation was effective as of January 1, 2018. Early application is allowed. The Administration in accordance with the CMF (ex SBIF) pronouncement, will not apply this standard meantime CMF does not provide it as a mandatory standard for all Chilean banks.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015 the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" indefinitely postponing the entry into force of this standard. As such, management will evaluate its potential effects when a new effective date is established.

Conceptual framework for financial reporting 2018 - This framework was issued on March 29, 2018, and its purpose is to: (a) assist the IASB in the development of IFRS regulations on a consistent basis of concepts, (b) assist preparers in the development of consistent accounting policies when there is no standard that applies to a particular transaction or other event, or when a standard allows a series of accounting policies; and (c) assist the parties in the understanding and interpretation of the regulations.

The revised framework includes a new chapter on measurement, guidelines for reporting financial performance, improvements to definition and guidance, and clarifications of important issues (for example: management functions, prudence and measurement of uncertainties in financial reporting).

The IASB also included an amendment that updates references to the framework in certain standards. These amendments are effective for annual periods beginning on January 1, 2020. Bank Management is evaluating the potential impact of this modification.

Amendments to IFRS 3 - Definition of a business - On October 22, 2018, the IASB published this amendment, which clarifies the business definition, with the objective of helping entities determine whether a transaction should be accounted for as a business combination. or as the acquisition of an asset. The modifications:

(a)	Clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce products;
(b)	eliminate the evaluation of whether market participants can replace the missing processes or supplies and continue with the production of products;
(c)	add guides and illustrative examples to help entities assess whether a substantial process has been acquired;
(d)	restrict the definitions of a business or products focusing on goods and services provided to customers and eliminate the reference to the ability to reduce costs; y
(e)	they add an optional concentration test that allows a simplified evaluation of whether a set of activities and businesses acquired is not a business.

Entities are required to apply the amendments to transactions whose acquisition date is from the beginning of the first annual reporting period beginning on or after January 1, 2020. Early application is permitted. The Administration does not initially see an effect until a business combination is made.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-41

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modifications to IAS 1 and IAS 8 - Definition of material or materiality - On October 31, 2019, the IASB published these amendments, whose objective is to improve the understanding of the definition of material or with relative importance, coordinating the wording of the definition in the IFRS Standards and the Conceptual Framework to avoid the possibility of confusion arising from different definitions; incorporating support requirements in IAS 1 in the definition to give them more prominence and clarify their applicability; and supplying the existing guides on the definition of material or with relative importance in one place, together with the definition.

This amendment primarily affects paragraph 7 of IAS 1, paragraph 5 of IAS 8, and eliminates paragraph 6 of IAS 8, and is applicable prospectively to annual periods beginning on or after January 1, 2020. Permit your anticipate app. The Bank's Administration is evaluating the potential impact of this modification.

Modifications to IFRS 9, IAS 39 and IFRS 7 – Reference interest rate reform – On September 26, 2019, IASB published this modification that requires additional disclosures regarding the uncertainty generated by the reform at a reference interest rate, this publication constitutes the first reaction to the potential effects that the reform would generate to the IBOR in the states financial and modifies the specific accounting requirements of cash flow hedge coverage assuming that the reference interest rate is not modified as a result of its reform. These modifications are effective as of January 1, 2020 with retroactive effect, and early application allowed. The Bank Administration is evaluating the potential impact of this modification.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-42

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 02

ACCOUNTING CHANGES

1.	IFRS 16 implementation

On January 1, 2019, IFRS 16 Leases has become effective; this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, thus a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Bank has elected to adopt IFRS 16 using a modified retrospective approach at the date of initial application, therefore, it has recognise a right-of-use asset for an amount equal to the lease liability, which amounted MCh$154,284.

Below is the detail of impacts and reclassifications as of January 1, 2019:

	Balance as of December 31, 2018	Additions	Reclassifications (*)	Balance as of January 01, 2019
	MCh$	MCh$	MCh$	MCh$

Assets for the right to use leased assets	-	154,284	54,513	208,797
Fixed Assets	253,586	-	(54,513)	199,073
Subtotals Assets	253,586	154,284	-	407,870

Obligations for lease contract	-	154,284	-	154,284
Subtotals Liabilities	-	154,284	-	154,284

(*) Corresponds to improvements in leased properties which have been reclassified to assets for the right to use leased assets as a result of the adoption of IFRS 16 "Leases" and in accordance with Circular N° 3,645 of January 11, 2019 issued by the current CMF (ex SBIF).

For more details, see Note 12.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-43

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 03

SIGNIFICANT EVENTS

As of September 30, 2019, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a) The Board

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on February 28, 2019, it was agreed to propose to the Ordinary Shareholders' Meeting on April 23, 2019, a dividend of $ 1.88457837 per share, corresponding 60% of the profits for the 2018 fiscal year. Likewise, the board will propose that the remaining 40% of the profits be used to increase the Bank's reserves.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on March 26, 2019, the following matters were agreed:

-	On the occasion of the resignation of the Director Mr. Andreu Plaza López, the Board of Directors of the Bank has appointed Mr. Rodrigo Echenique Gordillo as its Regular Director in his replacement.

-	It was agreed to subscribe a agreement with SKBergé S.A., for the acquisition by the Bank of SKBergé Financing S.A. of the shares owned and representing 49% of the capital stock of Santander Consumer Chile S.A., in the total value of $ 59,063,470,000.

At the Ordinary Shareholders Meeting of Banco Santander-Chile held on April 23, 2019, together with approving the Financial Statements for the year 2018, it was agreed to distribute 60% of the net profits of the year (which are denominated in the financial statements “Profit attributable to equity holders of the Bank”), for the amount of $ 591,902 million. These profits correspond to a dividend of $ 1.88457837 for each share. Likewise, it was approved that the remaining 40% of profits be destined to increase the Bank's reserves.

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores and Compañía Limitada, as external auditors of the Bank and its subsidiaries for the year 2019.

During the ordinary session of the Board of Directors of Banco Santander-Chile, held on July 30, 2019, it was agreed to call the Extraordinary Shareholders Meeting for August 27, 2019, in order to submit for consideration to the shareholders of acquisition of 51% of the shares issued by Santander Consumer Chile S.A.

On August 13, 2019, the favorable opinions of the members of the Board of Directors of Banco Santander-Chile were communicated to the market, regarding the 51% acquisition of the shares of Santander Consumer Chile S.A.

At the Extraordinary Shareholders Meeting of Banco Santander-Chile held on August 27, 2019, it was agreed to approve the operation to acquire 51% of the shares issued by Santander Consumer Chile S.A. As of the date of issuance of these financial statements, this operation has not yet materialized, which is subject to the prior approval of the Commission for the Financial Market (CMF).

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-44

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 03

SIGNIFICANT EVENTS, continued

b) Issuance and repurchase of bank bonds

b.1) Senior bonds

As of September 30, 2019, the Bank has issued current bonds for EUR 30,000,000, AUD 160,000,000 and CHF 250,000,000. The detail of the placements made during the current year is included in Note 16.

Series	Currency	Term (years)	Issuance rate (Annual) %	Issue date	Amount	Maturity date
EUR	EUR	7	1.09	02-01-2019	30,000,000	02-07-2026
Total	EUR				30,000,000
AUD	AUD	15	3.66	05-13-2019	22,000,000	05-20-2034
AUD	AUD	5	1.13	07-11-2019	20,000,000	07-11-2024
AUD	AUD	5	1.13	07-17-2019	28,000,000	07-17-2024
AUD	AUD	5	1.13	07-17-2019	15,000,000	07-17-2024
AUD	AUD	20	3.05	08-30-2019	75,000,000	02-28-2039
Total	AUD				160,000,000
CHF	CHF	5	0.38	03-12-2019	150,000,000	09-27-2024
CHF	CHF	10	0.14	08-29-2019	100,000,000	08-29-2029
Total	CHF				250,000,000

b.2) Subordinated bonds

As of September 2019, the Bank has not issued subordinated bonds.

b.3) Mortgage bonds

As of September 2019, the Bank has not issued mortgage bonds.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-45

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 03

SIGNIFICANT EVENTS, continued

b.4) Repurchased bonds

As of September 30 ,2019 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418,000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000

c) Others

On January 12, 2019, Law 21,130 that Modernizes Banking Legislation was published in the “Diario Oficial”. This law introduces modifications, among other regulatory bodies, to the General Bank Law (LGB), to Law 21,000 creating the Financial Market Commission, to the Organic Law of the State Bank of Chile and to the Tax Code.

Among the main changes introduced by this law, the integration of the SBIF with the Financial Market Commission (CMF), new capital requirements in accordance with the international standards established by Basel III, in addition to new limits for credit operations.

The new Law adopts the highest international standards in banking regulation and supervision, strengthening international competitiveness and contributing to the financial stability of Chile.

The CMF has issued two standards in consultation of the 16 that are required for the full implementation of the new capital requirements:

- Identification of banks with systemic importance.

- New standardized methodology to determine risk-weighted assets operational risk.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-46

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed. As such, current disclosure provides information for all periods presented on how the Bank is managed as of September 30, 2019. .

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-47

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 04

REPORTING SEGMENTS, continued

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of September 30, 2019 and 2018:

		September 30, 2019
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	21,965,234	704,731	170,183	21,260	(252,887)	(428,194)	215,093
Middle-market	8,003,615	218,571	28,438	12,666	(29,731)	(71,726)	158,218
Commercial Banking	28,968,849	923,302	198,621	33,926	(282,618)	(499,920)	373,311

Global Corporate Banking	1,776,404	70,785	20,777	73,260	(2,770)	(50,438)	111,614
Other	159,954	46,943	(9,014)	45,389	16,945	(10,422)	89,841

Total	31,905,207	1,041,030	210,384	152,575	(268,443)	(560,780)	574,766
Other operating income							15,920
Other operating expenses							(39,640)
Income from investments in associates and other companies							821
Income tax expense							(117,265)
Result of continuous operations							434,602
Result of discontinued operations							1,699
Net income for the period							436,301

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-48

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 04

REPORTING SEGMENTS, continued

		September 30, 2018
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	20,187,324	708,616	165,375	14,826	(208,663)	(410,417)	269,737
Middle-market	7,613,641	201,095	27,448	11,350	(17,998)	(68,331)	153,564
Commercial Banking	27,800,965	909,711	192,823	26,176	(226,661)	(478,748)	423,301

Global Corporate Banking	2,028,092	72,732	27,693	35,649	226	(48,493)	87,807
Other	143,462	74,324	2,931	7,487	(25,367)	(11,269)	48,106

Total	29,972,519	1,056,767	223,447	69,312	(251,802)	(538,510)	559,214
Other operating income							28,757
Other operating expenses							(32,305)
Income from investments in associates and other companies							1,068
Income tax expense							(123,761)
Result of continuous operations							432,973
Result of discontinued operations							4,155
Net income for the period							437,128

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-49

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Cash and deposit in banks
Cash	787,603	824,863
Deposit in the Central Bank of Chile	517,937	953,016
Deposit in domestic banks	1,449	664
Deposit in foreign banks	801,715	286,898
Subtotal	2,108,704	2,065,441

Cash items in process of collection, net	237,152	190,714

Cash and cash equivalents	2,345,856	2,256,155

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of operation. These operations are as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	217,614	210,546
Funds receivable	268,058	143,211
Subtotal	485,672	353,757
Liabilities
Funds payable	248,520	163,043
Subtotal	248,520	163,043

Cash items in process of collection, net	237,152	190,714

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-50

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	1,573	22,947
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	100,583	48,211
Subtotal	102,156	71,158

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	11,611	-
Other Chilean securities	-	-
Subtotal	11,611	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	5,883
Subtotal	-	5,883

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by third parties	-	-
Subtotal	-	-

Total	113,767	77,041

As of September 30, 2019 and December 31, 2018, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-51

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2019 and December 31, 2018, the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2019
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	201,600	456,638	1,678,677	2,336,915	44,007	41,817
Cross currency swaps	266,868	630,293	12,333,447	13,230,608	213,252	341,084
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	468,468	1,086,931	14,012,124	15,567,523	257,259	382,901

Cash flow hedge derivatives
Currency forwards	504,874	599,379	603,043	1,707,296	3,576	7
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,034,573	3,875,817	9,518,722	14,429,112	124,715	34,675
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,539,447	4,475,196	10,121,765	16,136,408	128,291	34,682

Trading derivatives
Currency forwards	19,980,848	16,384,435	6,958,062	43,323,345	660,159	651,354
Interest rate swaps	11,345,716	40,604,026	86,101,379	138,051,121	2,752,640	2,577,623
Cross currency swaps	3,268,279	20,643,410	102,724,263	126,635,952	3,501,463	2,958,486
Call currency options	43,733	35,343	92,493	171,569	4,317	745
Call interest rate options	-	-	-	-	-	-
Put currency options	96,137	31,137	91,344	218,618	3	615
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	34,734,713	77,698,351	195,967,541	308,400,605	6,918,582	6,188,823

Total	36,742,628	83,260,478	220,101,430	340,104,536	7,304,132	6,606,406

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-52

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2018
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	80,000	491,600	1,191,012	1,762,612	14,789	9,188
Cross currency swaps	-	1,276,909	6,706,197	7,983,106	96,357	36,708
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	80,000	1,768,509	7,897,209	9,745,718	111,146	45,896

Cash flow hedge derivatives
Currency forwards	205,750	168,151	-	373,901	-	8,013
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,920,900	1,970,412	9,191,209	13,082,521	79,859	32,712
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	2,126,650	2,138,563	9,191,209	13,456,422	79,859	40,725

Trading derivatives
Currency forwards	15,301,943	13,080,875	6,062,183	34,445,001	613,063	466,741
Interest rate swaps	12,024,095	22,064,681	69,453,618	103,542,394	723,870	577,835
Cross currency swaps	2,173,111	8,853,306	68,976,339	80,002,756	1,568,365	1,385,314
Call currency options	26,731	60,235	57,579	144,545	4,332	854
Call interest rate options	-	-	-	-	-	-
Put currency options	23,411	50,445	56,392	130,248	-	363
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	29,549,291	44,109,542	144,606,111	218,264,944	2,909,630	2,431,107

Total	31,755,941	48,016,614	161,694,529	241,467,084	3,100,635	2,517,728

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-53

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of September 30, 2019 and December 31, 2018, classified by term to maturity are as follows:

As of September 30, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	852,699	947,008	1,218,031	4,118,763	7,136,501
Commercial loans	-	500,000	150,000	-	650,000
Available for sale investments
Chilean Sovereign bonds	-	-	1,822	344,705	346,527
Mortgage finance bonds		2,994	-	-	2,994
American treasury bonds	-	-	145,720	36,430	182,150
Chilean General treasury bonds	-	288,004	-	-	288,004
Central bank bonds (BCP)	-	500,673	-	-	500,673
Time deposits and other demand liabilities
Time deposits	408,238	280,612	224,468	-	913,318
Issued debt instruments
Senior bonds	294,462	1,475,397	1,474,267	2,303,230	5,547,356
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,555,399	3,994,688	3,214,308	6,803,128	15,567,523
Hedging instrument
Cross currency swaps	897,161	3,269,688	2,641,766	6,421,993	13,230,608
Interest rate swaps	658,238	725,000	572,542	381,135	2,336,915
Total	1,555,399	3,994,688	3,214,308	6,803,128	15,567,523

As of December 31, 2018	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	653,872	1,272,382	276,590	603,818	2,806,662
Available for sale investments
Chilean Sovereign bonds	-	-	-	172,072	172,072
Mortgage financing bonds	-	-	3,779	-	3,779
American treasury bonds	-	-	-	174,440	174,440
Chilean General treasury bonds	-	304,818	-	220,041	524,859
Central bank bonds	-	449,730	-	-	449,730
Time deposits and other demand liabilities
Time deposits	486,013	-	-	-	486,013
Issued debt instruments
Senior bonds	708,624	1,117,779	1,298,471	2,003,289	5,128,163
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718
Hedging instrument
Cross currency swaps	1,276,909	2,794,709	1,228,840	2,682,648	7,983,106
Interest rate swaps	571,600	350,000	350,000	491,012	1,762,612
Total	1,848,509	3,144,709	1,578,840	3,173,660	9,745,718

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-54

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of September 30, 2019 and December 31, 2018, and the periods when the cash flows will be generated are as follows:

As of September 30, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	2,759,770	1,098,684	1,805,404	2,428,977	8,092,835
Commercial loans	-	-	-	-	-
Available for sale investments
Time deposits (ASI)	-	-	-	-	-
Chilean Sovereign bonds	-	-	82,334	-	82,334
Chilean Central Bank bonds	-	-	209,926	-	209,926
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	351,844	335,461	-	-	687,305
Senior bonds (fixed rate)	1,092,073	1,911,740	1,131,849	976,967	5,112,629
Interbank borrowings
Interbank loans	1,810,954	140,425	-	-	1,951,379
Total	6,014,641	3,486,310	3,229,513	3,405,944	16,136,408
Hedging instrument
Cross currency swaps	4,910,388	2,883,267	3,229,513	3,405,944	14,429,112
Currency forwards	1,104,253	603,043	-	-	1,707,296
Total	6,014,641	3,486,310	3,229,513	3,405,944	16,136,408

As of December 31, 2018	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,890,696	3,026,824	1,459,389	2,467,090	8,843,999
Commercial loans	109,585	-	-	-	109,585
Available for sale investments
Time deposits	-	-	-	-	-
Chilean Sovereign bonds	-	-	246,306	-	246,306
Chilean Central Bank bonds	-	-	166,628	-	166,628
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	-	666,823	-	-	666,823
Senior bonds (fixed rate)	500,583	52,790	601,639	503,721	1,658,733
Interbank borrowings
Interbank loans	1,764,348	-	-	-	1,764,348
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422
Hedging instrument
Cross currency swaps	3,891,311	3,746,437	2,473,962	2,970,811	13,082,521
Currency forwards	373,901	-	-	-	373,901
Total	4,265,212	3,746,437	2,473,962	2,970,811	13,456,422

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-55

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of September 30, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	612,313	21,289	267	-	633,869
Outflows	(585,062)	(342,931)	(149,994)	(75,084)	(1,153,071)
Net flows	27,251	(321,642)	(149,727)	(75,084)	(519,202)

Hedging instrument
Inflows	585,062	342,931	149,994	75,084	1,153,071
Outflows (*)	(612,313)	(21,289)	(267)	-	(633,869)
Net flows	(27,251)	321,642	149,727	75,084	519,202

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2018	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	76,736	35,994	3,062	2,401	118,193
Outflows	(125,747)	(46,372)	(13,311)	(4,701)	(190,131)
Net flows	(49,011)	(10,378)	(10,249)	(2,300)	(71,938)

Hedging instrument
Inflows	125,747	46,372	13,311	4,701	190,131
Outflows (*)	(76,736)	(35,994)	(3,062)	(2,401)	(118,193)
Net flows	49,011	10,378	10,249	2,300	71,938

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of September 30, 2019	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	61,222	76,780	171,109	331,855	640,966
Outflows	(11,583)	(54,084)	(30,518)	(49,400)	(145,585)
Net flows	49,639	22,696	140,591	282,455	495,381

Hedging instrument
Inflows	11,583	54,084	30,518	49,400	145,585
Outflows	(61,222)	(76,780)	(171,109)	(331,855)	(640,966)
Net flows	(49,639)	(22,696)	(140,591)	(282,455)	(495,381)

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-56

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2018	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	37,086	73,576	166,516	310,293	587,471
Outflows	(14,036)	-	-	-	(14,036)
Net flows	23,050	73,576	166,516	310,293	573,435

Hedging instrument
Inflows	14,036	-	-	-	14,036
Outflows	(37,086)	(73,576)	(166,516)	(310,293)	(587,471)
Net flows	(23,050)	(73,576)	(166,516)	(310,293)	(573,435)

b.3) Forecasted cash flows for exchange rate risk:

As of September 30, 2019 and December 31, 2018, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of September 30, 2019 and December 31, 2018, and is as follows:

	As of September 30,
Hedged item	2019	2018
	MCh$	MCh$

Interbank loans	(7,792)	(3,344)
Time deposits and other time liabilities	-	-
Issued debt instruments	(31,824)	(9,908)
Available for sale investments	(1,492)	(4,152)
Loans and accounts receivable from customers	2,778	(29,844)
Net flows	(38,330)	(47,248)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

During the year, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of September 30,
	2019	2018
	MCh$	MCh$

Bond hedging derivatives	2	-
Interbank loans hedging derivatives	220	(356)
Cash flow hedge net income	222	(356)

(*) See Note 21 “Equity”, letter e).

e)	Net investment hedges in foreign operations:

As of September 30, 2019 and December 31, 2018, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-57

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 08

INTERBANK LOANS

a)	As of September 30, 2019 and December 31, 2018, the balances for “Interbank loans” are as follows:

	As of September 30,	As of December 31,
	2019 MCh$	2018 MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	1
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	4,138	15,093
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(8)	(29)

Total	4,130	15,065

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of September 30,			As of December 31,
	2019			2018
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$

Balance as of January 1	-	29	29	-	86	86
Charge-offs	-	-	-	-	-	-
Provisions established	-	44	44	-	45	45
Provisions released	-	(65)	(65)	-	(102)	(102)

Total	-	8	8	-	29	29

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-58

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of September 30, 2019 and December 31, 2018, the composition of the loan portfolio is as follows:

	Assets before allowances				Established Allowances
As of September 30, 2019	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	10,498,815	592,358	672,987	11,764,160	(151,458)	(226,167)	(377,625)	11,386,535
Foreign trade loans	1,517,637	146,523	37,229	1,701,389	(43,708)	(4,652)	(48,360)	1,653,029
Checking accounts debtors	185,411	10,749	14,735	210,895	(3,305)	(9,684)	(12,989)	197,906
Factoring transactions	573,840	5,280	2,808	581,928	(4,429)	(1,041)	(5,470)	576,458
Student Loans	64,493	-	8,969	73,462	-	(4,890)	(4,890)	68,572
Leasing transactions	1,230,252	125,202	90,231	1,445,685	(18,203)	(9,987)	(28,190)	1,417,495
Other loans and account receivable	130,525	2,202	28,705	161,432	(6,777)	(14,507)	(21,284)	140,148
Subtotal	14,200,973	882,314	855,664	15,938,951	(227,880)	(270,928)	(498,808)	15,440,143

Mortgage loans
Loans with mortgage finance bonds	12,519	-	1,011	13,530	-	(85)	(85)	13,445
Mortgage mutual loans	97,152	-	4,303	101,455	-	(493)	(493)	100,962
Other mortgage mutual loans	10,270,378	-	514,421	10,784,799	-	(60,493)	(60,493)	10,724,306
Subtotal	10,380,049	-	519,735	10,899,784	-	(61,071)	(61,071)	10,838,713

Consumer loans
Installment consumer loans	3,188,494	-	242,312	3,430,806	-	(214,296)	(214,296)	3,216,510
Credit card balances	1,360,501	-	17,889	1,378,390	-	(35,195)	(35,195)	1,343,195
Leasing transactions	3,810	-	87	3,897	-	(89)	(89)	3,808
Other consumer loans	245,620	-	3,621	249,241	-	(10,802)	(10,802)	238,439
Subtotal	4,798,425	-	263,909	5,062,334	-	(260,382)	(260,382)	4,801,952

Total	29,379,447	882,314	1,639,308	31,901,069	(227,880)	(592,381)	(820,261)	31,080,808

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-59

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Established Allowances
As of December 31, 2018	Normal portfolio	Substandar portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,988,841	552,460	661,073	11,202,374	(151,769)	(179,318)	(331,087)	10,871,287
Foreign trade loans	1,648,616	53,127	50,694	1,752,437	(52,696)	(1,668)	(54,364)	1,698,073
Checking accounts debtors	187,273	11,984	15,905	215,162	(3,566)	(13,375)	(16,941)	198,221
Factoring transactions	370,851	5,532	4,600	380,983	(5,843)	(834)	(6,677)	374,306
Student Loans	69,599	-	10,317	79,916	-	(5,835)	(5,835)	74,081
Leasing transactions	1,240,081	113,313	90,330	1,443,724	(17,339)	(10,833)	(28,172)	1,415,552
Other loans and account receivable	126,643	1,635	36,785	165,063	(11,384)	(18,416)	(29,800)	135,263
Subtotal	13,631,904	738,051	869,704	15,239,659	(242,597)	(230,279)	(472,876)	14,766,783

Mortgage loans
Loans with mortgage finance bonds	16,153	-	1,273	17,426	-	(97))	(97)	17,329
Mortgage mutual loans	104,131	-	4,405	108,536	-	(498)	(498)	108,038
Other mortgage mutual loans	9,558,032	-	466,987	10,025,019	-	(63,646)	(63,646)	9,961,373
Subtotal	9,678,316	-	472,665	10,150,981	-	(64,241)	(64,241)	10,086,740

Consumer loans
Installment consumer loans	2,937,309	-	252,361	3,189,670	-	(223,948)	(223,948)	2,965,722
Credit card balances	1,399,112	-	18,040	1,417,152	-	(26,673)	(26,673)	1,390,479
Leasing transactions	4,071	-	86	4,157	-	(72)	(72)	4,085
Other consumer loans	261,202	-	4,108	265,310	-	(8,749)	(8,749)	256,561
Subtotal	4,601,694	-	274,595	4,876,289	-	(259,442)	(259,442)	4,616,847

Total	27,911,914	738,051	1,616,964	30,266,929	(242,597)	(553,962)	(796,559)	29,470,370

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-60

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of September 30, 2019 and December 31, 2018, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of September 30	As of December 31	As of September 30	As of December 31	As of September 30	As of December 31	As of September 30	As of December 31
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,273,267	1,139,766	-	-	1,273,267	1,139,766	3.99	3.76
Mining	409,076	208,748	-	-	409,076	208,748	1.28	0.69
Electricity, gas, and water	389,520	408,932	-	-	389,520	408,932	1.22	1.35
Agriculture and livestock	1,266,106	1,206,197	-	-	1,266,106	1,206,197	3.97	3.98
Forest	159,179	143,888	-	-	159,179	143,888	0.50	0.48
Fishing	237,162	253,021	-	-	237,162	253,021	0.74	0.84
Transport	780,595	809,306	-	-	780,595	809,306	2.45	2.67
Communications	208,010	215,844	-	-	208,010	215,844	0.65	0.71
Construction	997,756	906,038	-	-	997,756	906,038	3.13	2.99
Commerce	3,386,599	3,386,806	4,138	15,093	3,390,737	3,401,899	10.63	11.23
Services	2,720,183	1,865,669	-	-	2,720,183	1,865,669	8.53	6.16
Other	4,111,498	4,695,445	-	-	4,111,498	4,695,445	12.89	15.52

Subtotal	15,938,951	15,239,660	4,138	15,093	15,943,089	15,254,753	49.98	50.38

Mortgage loans	10,899,784	10,150,981	-	-	10,899,784	10,150,981	34.16	33.52

Consumer loans	5,062,334	4,876,289	-	-	5,062,334	4,876,289	15.86	16.10

Total	31,901,069	30,266,930	4,138	15,093	31,905,207	30,282,023	100.00	100.00

(*)	Includes domestic interbank loans for Ch$0 million as of September 30, 2019 (Ch$1 million as of December 31, 2018), see Note 8.

(**)	Includes foreign interbank loans for Ch$4,138 million as of September 30, 2019 (Ch$15,093 million as of December 31, 2018), see Note 8.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-61

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND FOR THE NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2019 AND 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of September 30, 2019 and December 31, 2018, the impaired portfolio is the following:

	As of September 30,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	461,219	-	-	461,219	397,978	-	-	397,978
Non-performing loans (collectively evaluated)	389,361	162,450	81,448	633,259	409,451	133,880	88,318	631,649
Other impaired portfolio	218,135	357,285	182,461	757,881	224,750	338,785	186,277	749,812
Total	1,068,715	519,735	263,909	1,852,359	1,032,179	472,665	274,595	1,779,439

(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio (C1-C6).

ii)	The impaired portfolio with or without warranty as of September 30, 2019 and December 31, 2018 is the following:

	As of September 30,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	676,179	477,163	29,517	1,182,859	604,545	430,011	29,201	1,063,757
Unsecured debt	392,536	42,572	234,392	669,500	427,634	42,654	245,394	715,682
Total	1,068,715	519,735	263,909	1,852,359	1,032,179	472,665	274,595	1,779,439

iii)	The portfolio of non-performing loans as of September 30, 2019 and December 31, 2018 is the following:

	As of September 30,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	192,741	147,498	8,171	348,410	192,889	121,690	8,516	323,095
Unsecured debt	196,620	14,952	73,277	284,849	216,562	12,190	79,802	308,554
Total	389,361	162,450	81,448	633,259	409,451	133,880	88,318	631,649

iv)	Reconciliation of loans, with past due loans as of September 30, 2019 and December 31, 2018, is the following:

	As of September 30,				As of December 31,
	2019				2018
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	388,761	161,300	81,001	631,062	399,382	130,716	85,137	615,235
With defaults up to 89 days, classified in past due portfolio	600	1,150	447	2,197	10,069	3,164	3,181	16,414
Total	389,361	162,450	81,448	633,259	409,451	133,880	88,318	631,649

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-62

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2019 and 2018 is the following:

Activity during 2019	Commercial Loans		Mortgage Loans	Mortgage Loans		Interbank Loans
	Individual	Group	Group	Group	Subtotal		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2019	242,597	230,279	64,241	259,442	796,559	29	796,588
Allowances established	65,363	94,262	14,976	160,774	335,375	44	335,419
Allowances released	(43,692)	(11,115)	(8,242)	(43,029)	(106,078)	(65)	(106,143)
Allowances released due to charge-off	(36,388)	(42,498)	(9,904)	(116,805)	(205,595)	-	(205,595)
Balance as of September 30, 2019	227,880	270,928	61,071	260,382	820,261	8	820,269

Activity during 2018	Commercial Loans		Mortgage Loans	Mortgage Loans		Interbank Loans
	Individual	Group	Group	Group	Subtotal		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2018	243,792	219,073	69,066	283,756	815,687	86	815,773
Allowances established	68,302	83,979	22,683	190,868	365,832	45	365,887
Allowances released	(35,301)	(8,764)	(8,446)	(45,031)	(97,542)	(102)	(97,644)
Allowances released due to charge-off	(34,196)	(64,009)	(19,062)	(170,151)	(287,418)	-	(287,418)
Balance as of December 31, 2018	242,597	230,279	64,241	259,442	796,559	29	796,588

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the CMF (ex SBIF), the balances of allowances as of September 30, 2019 and December 31, 2018 are Ch$190 million and Ch$620 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position” Note 18.

ii)	According to CMF (ex SBIF) regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of September 30, 2019 and December 31, 2018 are Ch$22,393 million and Ch$14,666 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position” Note 18.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-63

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition

	As of September 30, 2019
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,678,736	10,086,358	4,591,961	29,357,055	513,940	185,893	96,652	796,485	15,192,676	10,272,251	4,688,613	30,153,540
Overdue for 1-29 days	89,128	47,830	126,850	263,808	41,937	13,937	33,487	89,361	131,065	61,767	160,337	353,169
Overdue for 30-89 days	102,372	245,861	79,614	427,847	124,077	158,605	52,769	335,451	226,449	405,472	131,936	763,857
Overdue for 90 days or more	-	-	-	-	388,761	161,300	81,001	631,062	388,761	160,294	81,448	630,503

Total portfolio before allowances	14,870,236	10,380,049	4,798,425	30,048,710	1,068,715	519,735	263,909	1,852,359	15,938,951	10,899,784	5,062,334	31,901,069

Overdue loans (less than 90 days) presented as portfolio percentage	1.29%	2.83%	4.30%	2.30%	15.53%	33.39%	32.51%	22.96%	2.24%	4.29%	5.77%	3.50%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	36.38%	30.84%	30.86%	34.04%	2.44%	1.47%	1.61%	1.98%

	As of December 31, 2018
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	14,016,945	9,360,102	4,379,507	27,756,554	446,423	156,546	95,220	698,189	14,463,368	9,516,648	4,474,727	28,454,743
Overdue for 1-29 days	120,376	194,334	131,550	446,260	72,964	78,537	34,501	186,002	193,340	272,871	166,051	632,262
Overdue for 30-89 days	70,159	123,880	90,637	284,676	113,410	106,866	59,737	280,013	183,569	230,746	150,374	564,689
Overdue for 90 days or more	-	-	-	-	399,382	130,716	85,137	615,235	399,382	130,716	85,137	615,235

Total portfolio before allowances	14,207,480	9,678,316	4,601,694	28,487,490	1,032,179	472,665	274,595	1,779,439	15,239,659	10,150,981	4,876,289	30,266,929

Overdue loans (less than 90 days) presented as portfolio percentage	1.34%	3.29%	4.83%	2.57%	18.06%	39.23%	34.32%	26.19%	2.47%	4.96%	6.49%	3.95%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	38.69%	27.66%	31.00%	34.57%	2.62%	1.29%	1.75%	2.03%

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-64

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of September 30, 2019 and December 31, 2018, details of instruments defined as available for sale investments are as follows:

	As of September 30	As of December 31
	2019	2018
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	664,518	657,096
Chilean Central Bank Notes	417,793	56,719
Other Chilean Central Bank and Government securities	1,381,161	1,207,221
Subtotal	2,463,472	1,921,036
Other Chilean securities
Time deposits in Chilean financial institutions	500	2,693
Mortgage finance bonds of Chilean financial institutions	17,606	19,227
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	2,505	2,907
Subtotal	20,611	24,827
Foreign financial securities
Foreign Central Banks and Government securities	194,061	280,622
Other foreign financial securities	372,197	167,838
Subtotal	566,258	448,460

Total	3,050,341	2,394,323

As of September 30, 2019 and December 31, 2018, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$ 0 million and Ch$ 16,109 million, respectivel. Under the same item, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $ 84,647 million and $48,081 million as of September 30, 2019 and December 31, 2018.

As of September 30, 2019 and December 31, 2018, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$ 97,065 million and Ch$ 32,436 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $0 million as of September 30, 2019 and December 31, 2018. Under the same item, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $ 71,139 million and $ 58,892 million as of September 30, 2019 and December 31, 2018. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $ 375,303 million and $ 98,832 million as of September 30, 2019 and December 31, 2018.

As of September 30, 2019, the instruments available for sale include the balances of net unrealized losses of $ 42,933 million recognized as “Valuation Accounts” in equity, distributed between a loss of $ 41,818 million attributable to equity holders of the Bank and a gain of $ 1,115 million attributable to non-controlling interest.

As of December 31, 2018, the instruments available for sale include the balances of unrealized net profits of $ 6,424 million recognized as “Valuation accounts” in equity, distributed between a gain of $ 5,114 million attributable to equity holders of the Bank and a gain of $ 1,310 million attributable to non-controlling interest.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-65

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 11

INTANGIBLE ASSETS

a)	As of September 30, 2019 and December 31, 2018 the composition of intangible assets is as follows:

			As of September 30, 2019
	Average remaining	Net opening balance as of January 1, 2019	Gross balance	Accumulated amortization	Net balance
	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	-	82	35,997	(35,997)	-
Software development	2	66,841	198,117	(134,271)	63,846

Total		66,923	234,114	(170,268)	63,846

			As of December 31, 2018
	Average remaining	Net opening balance as of January 1, 2018	Gross balance	Accumulated amortization	Net balance
	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	1	1,200	37,224	(37,142)	82
Software development	2	62,019	181,191	(114,350)	66,841

Total		63,219	218,415	(151,492)	66,923

b)	The changes in the value of intangible assets during the periods of September 30, 2019 and December 31, 2018 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	37,224	181,191	218,415
Additions	-	16,965	16,965
Disposals and impairment (*)	(1,227)	(39)	(1,266)
Other	-	-	-
Balances as of September 30, 2019	35,997	198,117	234,114

Balances as of January 1, 2018	37,224	159,833	197,057
Additions	-	29,562	29,562
Disposals and impairment (*)	-	(8,204)	(8,204)
Other	-	-	-
Balances as of December 31, 2018	37,224	181,191	218,415

(*) See Note 31 a).

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-66

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(37,142)	(114,350)	(151,492)
Amortization for the period	(82)	(19,921)	(20,003)
Other changes	1,227	-	1,227
Balances as of September 30, 2019	(35,997)	(134,271)	(170,268)

Balances as of January 1, 2018	(36,918)	(96,922)	(133,840)
Amortization for the period	(224)	(24,069)	(24,293)
Other changes	-	6,641	6,641
Balances as of December 31, 2018	(37,142)	(114,350)	(151,492)

c)	The Bank has no restriction on intangible assets as of September 30, 2019 and December 31, 2018. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-67

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT

a)       As of September 30, 2019 and December 31, 2018 the property, plant and equipment balances is as follows:

		As of September 30, 2019
	Net opening balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building (*)	120,245 328	170,053	(53,313)	116,740
Equipment	56,865	203,246	(154,389)	48,857
Other	21,963	66,698	(47,137)	19,561
Total	199,073	439,997	(254,839)	185,158

(*) As of January 1, 2019, net balances of lease improvements have been reclassified by application of IFRS 16, according to circular Banks N° 3,645 of the CMF (ex SBIF).

		As of December 31, 2018
	Net opening balance as of January 1, 2018	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	159,352	289,568	(114,810)	174,758
Equipment	63,516	192,328	(135,463)	56,865
Other	15,458	62,156	(40,193)	21,963
Total	238,326	544,052	(290,466)	253,586

b) The changes in the value of property, plant and equipment as of September 30, 2019 and December 31, 2018 is the following:

b.1) Gross balance

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	166,910	192,328	62,156	421,394
Additions	5,769	14,242	5,017	25,028
Disposals	(2,626)	(3,324)	(475)	(6,425)
Impairment due to damage	-	-	-	-
Other	-	-	-	-
Balances as of September 30, 2019	170,053	203,246	66,698	439,997

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-68

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

2018	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	259,316	169,286	55,613	484,215
Additions	30,396	27,697	8,646	66,739
Disposals	(144)	(4,616)	(2,103)	(6,863)
Impairment due to damage (*)	-	(39)	-	(39)
Other	-	-	-	-
Balances as of December 31, 2018	289,568	192,328	62,156	544,052

(*)	Banco Santander-Chile has had to recognize in its financial statements as of December 31, 2018 impairment by $ 39 million, corresponding to looting in ATM’s.

b.2) Accumulated depreciation

2019	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(54,671)	(135,463)	(40,193)	(230,327)
Depreciation forthe period	(7,190)	(19,975)	(7,166)	(34,331)
Sales and disposals during the period	8,548	1,049	222	9,819
Others	-	-	-	-
Balances as of September 30, 2019	(53,313)	(154,389)	(47,137)	(254,839)

2018	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(97,267)	(109,843)	(34,558)	(241,668)
Depreciation for the period	(17,585)	(25,660)	(5,635)	(48,880)
Sales and disposals during the period	42	40	-	82
Others	-	-	-	-
Balances as of December 31, 2018	(114,810)	(135,463)	(40,193)	(290,466)

c) The composition of the right ofuse assets as of September 30, 2019 and January 1, 2019 is as follows:

		As of September 30, 2019
	First application balance as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	154,284	169,918	(18,665)	151,253
Lease improvements	54,513	131,408	(72,836)	58,572
Equipment	-	-	-	-
Other	-	-	-	-
Total	208,797	301,326	(91,501)	209,825

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-69

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

d)	The movement of the right of use assets under lease during the 2019 period, is as follows:

d.1) Gross balance

2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019 (*)	154,284	122,658	-	-	276,942
Additions	18,046	9,261	-	-	27,307
Disposals	(2,412)	(511)	-	-	(2,923)
Impairment	-	-	-	-	-
Other	-	-	-	-	-
Balances as of September 30, 2019	169,918	131,408	-	-	301,326

(*) See Note N°02

d.2) Accumulated amortization

2019	Land and building	Lease improvements	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019 (*)	-	(68,145)	-	-	(68,145)
Amortization for the period	(18,818)	(5,289)	-	-	(24,107)
Sales and disposals during the period	153	598	-	-	751
Transfers	-	-	-	-	-
Others	-	-	-	-	-
Balances as of September 30, 2019	(18,665)	(72,836)	-	-	(91,501)

(*) See Note N°02

e)	Obligation for lease contract

As of September 30, 2019 and December 31, 2018, the obligations for lease agreements are as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Obligations for lease contracts	152,103	-
Totales	152,103	-

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-70

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued

f)	Expenses associated with assets for the right to use leased assets and Obligations for lease agreements

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Depreciation	25,495	-
Interests	2,244	-
Short term lease	3,934	-

Total	31,673	-

g)	As of September 30, 2019 and December 31, 2018, the maturity level of the obligations for lease agreements, according to their contractual maturity is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	26,795	-
Due after 1 year but within 2 years	22,905	-
Due after 2 years but within 3 years	20,306	-
Due after 3 years but within 4 years	18,141	-
Due after 4 years but within 5 years	15,813	-
Due after 5 years	48,143	-

Total	152,103	-

h)	Operational leases - Lessor

As of September 30, 2019 and December 31, 2018, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	657	469
Due after 1 year but within 2 years	759	882
Due after 2 years but within 3 years	496	469
Due after 3 years but within 4 years	499	460
Due after 4 years but within 5 years	428	428
Due after 5 years	1,656	2,242

Total	4,495	4,950

i)	As of September 30, 2019 and December 31, 2018 the Bank has no finance leases which cannot be unilaterally cancelled.

j)	The Bank has no restriction on property, plant and equipment as of September 30, 2019 and December 31, 2018. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-71

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES

a) Current taxes

As of September 30, 2019 and December 31, 2018, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation, This amount is recorded net of recoverable taxes, and is shown as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(28,419)	-
Current tax liabilities	-	8,093

Total tax payable (recoverable)	(28,419)	8,093

Detail of current tax (assets) liabilities (net)
Income tax	91,197	166,173
Less:
Provisional monthly payments	(117,773)	(155,706)
Credit for training expenses	(1,065)	(1,937)
Grant credits	(966)	(1,320)
Other	188	883
Total tax payable (recoverable)	(28,419)	8,093

b) Income tax

The effect that the tax expense has on income for the period ended September 30, 2019 and 2018 is comprised of the following items:

	As of September 30,
	2019 MCh$	2018 MCh$
Income tax expense
Current tax	91,197	95,464
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	38,208	28,433
Provision due to valuation	-	-
Subtotal	129,405	123,897
Tax for rejected expenses (Article N° 21)	527	1,045
Other	(12,667)	(1,181)
Net income tax expense	117,265	123,761

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-72

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate used in the determination of the income tax expense as of September 30, 2019 and 2018 is as follows:

	As of September 30,
	2019		2018
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	149,004	27.00	151,440
Permanent differences (1)	(6.77)	(37,385)	(5.28)	(29,604)
Penalty tax (rejected expenses)	0.10	527	0.19	1,045
Rate change effect	-	-	-	-
Other	0.93	5,119	(0.16)	880
Effective rates and income tax expense	21.25	117,265	22.07	123,761

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended September 30, 2019 and December 31, 2018 is the following:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Available for sale investments	12,521	1,071
Cash flow hedges	10,349	65
Total deferred tax assets recognized through other comprehensive income	22,870	1,136

Deferred tax liabilities
Available for sale investments	(24,113)	(2,806)
Cash flow hedges	-	(2,711)
Total deferred tax liabilities recognized through other comprehensive income	(24,113)	(5,517)

Net deferred tax balances in equity	(1,243)	(4,381)

Deferred taxes in equity attributable to equity holders of the bank	(942)	(4,027)
Deferred tax in equity attributable to non-controlling interests	(301)	(354)

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-73

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

During 2019 and 2018, the Bank has registered in its financial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated due to temporary differences:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,029	9,384
Non-recurring charge-offs	15,120	13,389
Assets received in lieu of payment	2,410	2,467
Exchange rate adjustment	572	1,675
Property, plant and equipment	5,980	6,138
Provision for loan losses	178,063	168,320
Provision for expenses	80,778	63,134
Derivatives	-	3,924
Leased assets	110,583	107,897
Subsidiaries tax losses	5,212	5,314
Prepaid expenses	-	156
Investment valuation	-	-
Assets for the right to use leased assets	231	-
Others	-	-
Total deferred tax assets	407,978	381,798

Deferred tax liabilities
Valuation of investments	(10,551)	(42)
Depreciation	-	-
Anticipated expenses	(9,727)	(349)
Valuation provision	(6,296)	(6,084)
Derivatives	(47,671)	(3,383)
Exchange rate adjustments	-	-
Others	(21)	(20)
Total deferred tax liabilities	(74,266)	(9,878)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	22,870	1,136
Recognized through profit or loss	407,978	381,798
Total deferred tax assets	430,848	382,934

Deferred tax liabilities
Recognized through other comprehensive income	(24,113)	(5,517)
Recognized through profit or loss	(74,266)	(9,878)
Total deferred tax liabilities	(98,379)	(15,395)

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-74

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Assets for leasing (1)	51,498	47,486
Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	12,531	11,297
Assets awarded at judicial sale	21,964	21,524
Provision on assets received in lieu of payment or awarded	(1,895)	(723)
Subtotal	32,600	32,098

Other assets
Guarantee deposits (margin accounts) (3)	313,934	170,232
Non-current assets classified as held for sale (4)	24,450	-
Investments in gold	635	522
VAT credit tax	10,757	9,097
Income tax recoverable	1,787	1,756
Prepaid expenses	454,874	477,819
Assets recovered from leasing held for sale	4,767	6,848
Macro-hedging valuation adjustment	296,850	9,414
Pension plan assets	669	846
Accounts and notes receivable	110,195	59,511
Notes receivable through brokerage and simultaneous transactions	88,495	78,330
Other receivable accounts	44,722	48,612
Other assets	67,365	42,417
Subtotal	1,419,500	905,404

Total	1,503,598	984,988

1)	Corresponds to the assets available to be delivered under the financial lease modality.

2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.30% (0.28% as of December 31, 2018) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.

4)	Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations ”, for additional information see Note 1 t), Note 35 and Note 37.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-75

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of September 30, 2019 and December 31, 2018, the composition of the item time deposits and other liabilities time is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	7,467,633	6,794,132
Other deposits and demand accounts	677,283	709,711
Other demand liabilities	1,318,543	1,237,574
Subtotal	9,463,459	8,741,417

Time deposits and other time liabilities
Time deposits	13,279,062	12,944,846
Time savings account	121,911	118,587
Other time liabilities	3,843	4,386
Subtotal	13,404,816	13,067,819

Total	22,868,275	21,809,236

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-76

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2019 and December 31, 2018, the composition for this item is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	31,857	32,449
Other domestic obligations	148,760	175,210
Foreign obligations	7,030	7,741
Subtotal	187,647	215,400
Issued debt instruments
Mortgage finance bonds	20,120	25,490
Senior bonds	8,346,958	7,198,865
Mortgage Bonds	89,978	94,921
Subordinated bonds	809,548	795,957
Subtotal	9,266,604	8,115,233

Total	9,454,251	8,330,633

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2019
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,167	13,953	20,120
Senior bonds	1,513,928	6,833,030	8,346,958
Mortgage Bonds	6,655	83,323	89,978
Subordinated bonds	-	809,548	809,548
Issued debt instruments	1,526,750	7,739,854	9,266,604

Other financial liabilities	187,322	325	187,647

Total	1,714,072	7,740,179	9,454,251

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-77

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2018
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,830	18,660	25,490
Senior bonds	844,898	6,353,967	7,198,865
Mortgage Bonds	4,833	90,088	94,921
Subordinated bonds	1	795,956	795,957
Issued debt instruments	856,562	7,258,671	8,115,233

Other financial liabilities	205,871	9,529	215,400

Total	1,062,433	7,268,200	8,330,633

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturiy of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.43% as of September 30, 2019 (5.43% as of December 31, 2018).

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	6,167	6,830
Due after 1 year but within 2 years	5,217	5,946
Due after 2 years but within 3 years	4,203	5,034
Due after 3 years but within 4 years	2,848	3,997
Due after 4 years but within 5 years	1,361	2,480
Due after 5 years	324	1,203
Total mortgage finance bonds	20,120	25,490

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Santander bonds in UF	4,897,967	4,095,741
Santander bonds in USD	1,434,750	1,094,267
Santander bonds in CHF	476,085	386,979
Santander bonds in Ch$	1,218,547	1,291,900
Santander bonds in AUD	105,135	24,954
Santander bonds in JPY	76,867	191,598
Santander bonds in EUR	137,607	113,426
Total senior bonds	8,346,958	7,198,865

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-78

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

As of September 30, 2019 the Bank has placed bonds for UF 32,000,000, CLP 115,000,000,000 EUR 30,000,000, AUD 160,000,000, and CHF 250,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date

T7	UF	5,000,000	4	2.50%	02-01-2016	5,000,000	02-01-2023
T8	UF	8,000,000	4.6	2.50%	02-01-2016	8,000,000	08-01-2023
T14	UF	9,000,000	8	2.80%	02-01-2016	18,000,000	02-01-2027
T6	UF	5,000,000	10	1.70%	11-01-2018	5,000,000	05-01-2029
T10	UF	5,000,000	5.4	2.60%	02-01-2016	5,000,000	08-01-2024
Total	UF	32,000,000				41,000,000
U9	CLP	75,000,000,000	2.8	ICP + 0.80%	11-01-2018	75,000,000,000	11-19-2021
P-5	CLP	40,000,000,000	2.7	5.30%	03-01-2015	150.000.000.000	03-01-2022
Total	CLP	115,000,000,000				225,000,000,000
EUR	EUR	30,000,000	7	1.10%	02-01-2019	40,000,000	02-07-2026
Total	EUR	30,000,000				40,000,000
AUD	AUD	22,000,000	15	3.65%	05-20-2019	22,000,000	05-20-2034
AUD	AUD	20.000.000	5	1.13%	07-11-2019	20.000.000	07-11-2024
AUD	AUD	28.000.000	5	1.13%	07-17-2019	28.000.000	07-17-2024
AUD	AUD	15.000.000	5	1.13%	07-17-2019	15.000.000	07-17-2024
AUD	AUD	75.000.000	20	3.05%	08-30-2019	75.000.000	02-28-2039
Total AUD		160,000,000				160,000,000
CHF	CHF	150,000,000	5.6	0.38%	03-12-2019	150,000,000	09-27-2024
CHF	CHF	100,000,000	10	0.14%	08-29-2019	100,000,000	08-29-2029
Total	CHF	250,000,000				250,000,000

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-79

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2019, the Bank repurchased the following bonds:

Date	Type	Currency	Amount
02-12-2019	Senior	CLP	10,000,000,000
02-14-2019	Senior	CLP	30,000,000,000
02-19-2019	Senior	CLP	4,200,000,000
02-22-2019	Senior	CLP	14,240,000,000
02-22-2019	Senior	CLP	30,000,000
02-22-2019	Senior	CLP	10,000,000
03-01-2019	Senior	CLP	11,800,000,000
03-04-2019	Senior	CLP	40,080,000,000
03-05-2019	Senior	CLP	20,000,000,000
03-15-2019	Senior	UF	156,000
03-19-2019	Senior	UF	418.000
03-20-2019	Senior	CLP	6,710,000,000
03-20-2019	Senior	UF	154,000
03-21-2019	Senior	UF	100,000
03-25-2019	Senior	UF	100,000
03-26-2019	Senior	UF	90,000
04-08-2019	Senior	CLP	3,950,000,000
04-10-2019	Senior	UF	409,000
04-16-2019	Senior	UF	55,000
04-17-2019	Senior	CLP	130,000,000
04-18-2019	Senior	CLP	330,000,000
05-16-2019	Senior	CLP	14,880,000,000
05-16-2019	Senior	UF	9,000
06-13-2019	Senior	UF	1,000

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-80

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018, the Bank has placed bonds for UF 23,000,000, CLP 225,000,000,000, USD 70,000,000, EUR 66,000,000, AUD 20,000,000, CHF 115,000,000 and JPY 7,000,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date

T1	UF	4,000,000	2	2.20%	02-01-2016	7,000,000	02-01-2020
T4	UF	4,000,000	3	2.35%	02-01-2016	8,000,000	08-01-2021
T11	UF	5,000,000	7	2.65%	02-01-2016	5,000,000	02-01-2025
T12	UF	5,000,000	7	2.70%	02-01-2016	5,000,000	08-01-2025
T15	UF	5,000,000	11	3.00%	02-01-2016	5,000,000	08-01-2028
Total	UF	23,000,000				30,000,000
P5	CLP	75,000,000,000	4	5.30%	03-05-2015	150,000,000,000	03-01-2022
U4	CLP	75,000,000,000	3,4	ICP + 1.00%	01-10-2017	75,000,000,000	01-10-2022
U3	CLP	75,000,000,000	2,7	ICP + 1.00%	06-11-2018	75,000,000,000	06-11-2021
Total	CLP	225,000,000,000				300,000,000,000
USD	USD	50,000,000	10	4.17%	10-10-2018	50,000,000	10-10-2028
USD	USD	20,000,000	2	0.03%	11-16-2018	20,000,000	11-16-2020
Total	USD	70,000,000				70,000,000
EUR	EUR	26,000,000	7	1.00%	05-04-2018	26,000,000	05-28-2025
EUR	EUR	40,000,000	12	1.78%	06-07-2018	40,000,000	06-15-2030
Total	EUR	66,000,000				66,000,000
AUD	AUD	20,000,000	5	3.56%	11-13-2018	20,000,000	11-13-2023
Total	AUD	20,000,000				20,000,000
CHF	CHF	115,000,000	5,3	0.44%	09-21-2018	115,000,000	12-21-2023
Total	CHF	115,000,000				115,000,000
JPY	JPY	4,000,000,000	10,6	0.65%	07-13-2018	4,000,000,000	01-13-2029
JPY	JPY	3,000,000,000	5	56%	10-30-2018	3,000,000,000	10-30-2023
Total	JPY	7,000,000,000				7,000,000,000

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-81

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2018, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
01-04-2018	Senior	CLP	12,890,000,000
01-04-2018	Senior	CLP	4,600,000,000
01-22-2018	Senior	UF	24,000
04-05-2018	Senior	UF	484,000
04-06-2018	Senior	UF	184,000
04-23-2018	Senior	UF	216,000
04-24-2018	Senior	UF	4,000
04-25-2018	Senior	UF	262,000
05-10-2018	Senior	UF	800,000
06-07-2018	Senior	USD	3,090,000
12-11-2018	Senior	USD	250,000,000

ii.	Maturities for senior bonds are the following:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	1,513,928	844,898
Due after 1 year but within 2 years	1,309,982	1,331,255
Due after 2 years but within 3 years	952,491	1,073,847
Due after 3 years but within 4 years	1,242,025	1,104,547
Due after 4 years but within 5 years	978,614	421,918
Due after 5 years	2,349,918	2,422,400
Total senior bonds	8,346,958	7,198,865

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Mortgage bonds in UF	89,978	94,921
Total mortgage bonds	89,978	94,921

i.	Placement of Mortgage bonds

As of September 30, 2019, the Bank has not placed any mortgage bonds. During 2018 the Bank did not place any mortgage bonds.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-82

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	6,655	4,833
Due after 1 year but within 2 years	7,963	7,758
Due after 2 years but within 3 years	8,220	8,008
Due after 3 years but within 4 years	8,485	8,267
Due after 4 years but within 5 years	8,760	8,534
Due after 5 years	49,895	57,521
Total mortgage bonds	89,978	94,921

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Subordinated bonds denominated in Ch$	-	1
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	809,548	795,956
Total subordinated bonds	809,548	795,957

i.	Placement of subordinated bonds

As of September 30, 2019, and December 31, 2018 the Bank has not placed any mortgage bonds.

ii.	The maturity of the subordinated bonds is as follows:

The maturity of the subordinated bonds is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Due within 1 year	-	1
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	809,548	795,956
Total mortgage bonds	809,548	795,957

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-83

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	32	9,221
Due after 2 year but within 3 years	42	40
Due after 3 year but within 4 years	46	44
Due after 4 year but within 5 years	50	48
Due after 5 years	155	176
Non-current portion subtotal	325	9,529

Current portion:
Amounts due to credit card operators	151,276	172,425
Acceptance of letters of credit	3,822	2,894
Other long-term financial obligations, short-term portion	32,224	30,552
Current portion subtotal	187,322	205,871

Total other financial liabilities	187,647	215,400

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-84

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of September 30, 2019 and December 31, 2018, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2019	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,108,704	-	-	-	2,108,704	-	-	-	-	2,108,704
Cash items in process of collection	485,672	-	-	-	485,672	-	-	-	-	485,672
Trading investments	-	-	-	839	839	59,694	6,196	47,038	112,928	113,767
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	123,523	217,133	1,129,356	1,470,012	1,325,991	1,361,176	3,146,953	5,834,120	7,304,132
Interbank loans (1)	-	929	2,933	276	4,138	-	-	-	-	4,138
Loans and accounts receivables from customers (2)	18,365	3,644,484	2,612,458	4,979,592	11,254,899	5,647,665	3,460,224	11,538,281	20,646,170	31,901,069
Available for sale investments	-	62,938	109,595	355,039	527,572	646,672	759,524	1,116,573	2,522,769	3,050,341
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	313,934	-	-	-	313,934	-	-	-	-	313,934
Total assets	2,926,675	3,831,874	2,942,119	6,465,102	16,165,770	7,680,022	5,587,120	15,848,845	29,115,987	45,281,757

Liabilities
Deposits and other demand liabilities	9,463,459	-	-	-	9,463,459	-	-	-	-	9,463,459
Cash items in process of collection	248,520	-	-	-	248,520	-	-	-	-	248,520
Obligations under repurchase agreements	-	285,840	-	-	285,840	-	-	-	-	285,840
Time deposits and other time liabilities	125,754	5,745,976	4,437,372	2,524,542	12,833,644	388,594	161,148	21,430	571,172	13,404,816
Financial derivatives contracts	-	159,122	208,658	830,733	1,198,513	1,060,183	1,078,927	3,268,783	5,407,893	6,606,406
Interbank borrowings	35,254	98,922	601,983	1,085,335	1,821,494	219,473	-	-	219,473	2,040,967
Issued debts instruments	-	138,870	282,085	1,105,795	1,526,750	2,288,077	2,242,093	3,209,684	7,739,854	9,266,604
Other financial liabilities	151,609	924	25,592	9,197	187,322	83	99	143	325	187,647
Obligations for lease agreements	-	-	-	26,795	26,795	43,211	33,954	48,143	125,308	152,103
Guarantees received (margin accounts)	711,944	-	-	-	711,944	-	-	-	-	711,944
Total liabilities	10,736,540	6,429,654	5,555,690	5,582,398	28,304,281	3,999,621	3,516,221	6,548,183	14,064,025	42,368,306

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$8 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis, Provisions on loans amounts according to customer type are the following: Commercial loans Ch$ 498,808 million, Mortgage loans Ch$ 61,071 million and Consumer loans Ch$ 260,382 million.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-85

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2018	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	2,065,441	-	-	-	2,065,441	-	-	-	-	2,065,441
Cash items in process of collection	353,757	-	-	-	353,757	-	-	-	-	353,757
Trading investments	-	1,064	-	11,642	12,706	16,331	20,080	27,924	64,335	77,041
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	111,268	128,024	543,722	783,014	723,622	552,133	1,041,866	2,317,621	3,100,635
Interbank loans (1)	-	9,427	3,220	2,447	15,094	-	-	-	-	15,094
Loans and accounts receivables from customers (2)	238,213	3,285,576	2,320,222	4,946,887	10,790,898	5,474,289	3,236,349	10,765,393	19,476,031	30,266,929
Available for sale investments	-	2,391,329	-	1	2,391,330	86	-	2,907	2,993	2,394,323
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	170,232	-	-	-	170,232	-	-	-	-	170,232
Total financial assets	2,827,643	5,798,664	2,451,466	5,504,699	16,582,472	6,214,328	3,808,562	11,838,090	21,860,980	38,443,452

Financial Liabilities
Deposits and other demand liabilities	8,741,417	-	-	-	8,741,417	-	-	-	-	8,741,417
Cash items in process of collection	163,043	-	-	-	163,043	-	-	-	-	163,043
Obligations under repurchase agreements	-	48,545	-	-	48,545	-	-	-	-	48,545
Time deposits and other time liabilities	122,974	5,248,418	4,108,556	3,326,199	12,806,147	191,547	6,137	63,988	261,672	13,067,819
Financial derivatives contracts	-	131,378	120,361	349,551	601,290	495,789	471,185	949,464	1,916,438	2,517,728
Interbank borrowings	39,378	16,310	404,575	1,188,692	1,648,955	139,671	-	-	139,671	1,788,626
Issued debts instruments	-	71,465	39,267	745,830	856,562	2,431,849	1,549,743	3,277,079	7,258,671	8,115,233
Other financial liabilities	179,681	934	2,412	22,844	205,871	9,261	92	176	9,529	215,400
Guarantees received (margin accounts)	540,091	-	-	-	540,091	-	-	-	-	540,091
Total financial liabilities	9,786,584	5,517,050	4,675,171	5,633,116	25,611,921	3,268,117	2,027,157	4,290,707	9,585,981	35,197,902

(1)	Interbank loans are presented on a gross basis, The amount of allowances is Ch$ 29 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$ 472,876 million, Mortgage loans for Ch$ 64,241 million and Consumer loans for Ch$ 259,442 million.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-86

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 18

PROVISIONS

a)	As of September 30, 2019 and December 31, 2018, the detail for the provisions is as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Provision for employee salaries and expenses	85,083	93,379
Provision for mandatory dividends	130,616	177,571
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	22,393	14,666
Other provisions for contingent loans	18,605	14,741
Provision for contingencies	10,949	8,963
Additonal provisions	-	20,000
Provision for foreign bank loans	190	620
Total	267,836	329,940

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-87

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Accounts and notes payable	212,061	163,216
Income received in advance	569	673
Adjustment due to macro-hedging valuation	32,160	7,039
Guarantees received (margin accounts) (1)	711,944	540,091
Notes payable through brokerage and simultaneous transactions	16,624	50,807
Other payable obligations	128,090	94,779
Withholding VAT	2,832	1,990
Accounts payable insurance companies	9,137	8,424
Other liabilities	38,107	33,389
Total	1,151,524	900,408

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-88

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date of issuance of these consolidated interim financial statements, there are several legal actions brought against the Bank in relationship with operations of the line of business. As of September 30, 2019, the Bank maintains provisions for this concept that amount to $ 1,026 million ($ 923 million as of December 31, 2018), which are in the Consolidated Interim Statement of Financial Position, forming part of the item “Provisions for contingencies”.

During September 2019, the Bank reached an agreement with the National Consumer Service (SERNAC) regarding the compensation that will be made to those customers who were subject to the collection of commissions related to the product “Super Protection Line” between 2009 and 2016. The total amount of this compensation was $ 886 million, recognized in the results of these Interim Consolidated Financial Statements.

As of September 30, 2019, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment “Echeverría con Santander Corredora” (currently Santander Corredores de Bolsa Ltda.). Followed before the 21st Civil Court of Santiago, Rol C-21,366-2014, on Compensation for damages for failures in the purchase of shares. As for your current situation as of September 30, 2019, cause is with abandonment of the procedure and filed.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 20,916 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$
Contingent loans
Letters of credit issued	184,539	223,420
Foreign letters of credit confirmed	51,269	57,038
Performance guarantees	1,784,639	1,954,205
Personal guarantees	425,272	133,623
Subtotal	2,445,719	2,368,286
On demand credit lines	9,516,109	8,997,650
Other irrevocable credit commitments	369,506	327,297
Total	12,331,334	11,693,233

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-89

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Third party operations
Collections	74,735	99,784
Transferred financial assets managed by the Bank	21,717	26,262
Assets from third parties managed by the Bank and its affiliates (1)	1,747,749	1,630,431
Subtotal	1,844,201	1,756,477
Custody of securities
Securities held in custody	9,217,630	11,160,488
Securities held in custody deposited in other entity	953,216	861,405
Issued securities held in custody	21,725,081	12,335,871
Subtotal	31,895,927	24,357,764
Total	33,740,128	26,114,241

(1) The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of septiembre 30, 2019, the balance for this was Ch$1,747,714 million (Ch$1,630,396 million at December 31, 2018).

Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5014196 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2020, which has been renewed.

Santander Agente de Valores Limitada

As of September 30, 2019, the Company has a guarantee for the purpose of ensuring the correct and complete fulfillment of all its obligations as a Securities Agent, in accordance with the provisions of articles N° 30 and following of Law 18,045 on the Stock Market, for UF 4,000 with insurance policy N° 217112981 taken with Compañía de Seguros de Crédito Continental S,A, and whose expiration is December 19, 2019.

Santander Corredores de Bolsa Limitada

i) As of September 30, 2019, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 20,245 (Ch$ 40,427 as of December 31, 2018).

ii) Additionally, as of September 30, 2019, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 6,500 (Ch$ 5,000 as of December 31, 2018).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N° 18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,015 as of September 30, 2019 (Ch$ 1,009 as of December 31, 2018).

iv) As of September 30, 2019, the company has a guarantee for equity loans in the amount of $ 3,000 million ($ 5,960 million as of December 31, 2018).

v) As of September 30, 2019, the Company has a guarantee slip N° B013383, from Banco Santander-Chile to comply with the provisions of general norm N° 120 of the CMF regarding the operation of placement agent, transfer and rescue of Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire shares of Morgan Stanley Sicav foreign open funds and whose maturity is February 21, 2020.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-90

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the CMF, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N° 4790718, which covers UF 500, and the professional liability policy for insurance brokers N° 4790716 for an amount equivalent to UF 60,000, were contracted with the Insurance Company Generales Chilena Consolidada SA Both are valid from April 15, 2019 to April 15, 2020.

iii) The Company maintains a guarantee slip with Banco Santander-Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander-Chile. This amounts to 10,000 UF for each portfolio respectively, both with an expiration date of July 31, 2021. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, which amounts to 200 UF and 10,000 UF with the same financial institution, both with an expiration date as of December 31, 2020.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-91

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 21

EQUITY

a)	Capital

As of September 30, 2019 and December 31, 2018 the Bank has 188,446,126,794 shares outstanding amounting Ch$ 891,303 million, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of September 30, 2019 and December 31, 2018 is the following:

	Shares
	As of September 30,	As of December 31,
	2019	2018

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued a period end	188,446,126,794	188,446,126,794

As of September 30, 2019 and December 31, 2018 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of September 30, 2019 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	24,447,889,671	24,447,889,671	12.97
Banks on behalf of third parties	14,856,260,071	-	14,856,260,071	7.88
Pension funds (AFP) on behalf of third parties	10,668,987,202	-	10,668,987,202	5.66
Stock brokers on behalf of third parties	5,797,056,996	-	5,797,056,996	3.08
Other minority holders	6,082,931,586	-	6,082,931,586	3.23
Total	163,998,237,123	24,447,889,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-92

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 21

EQUITY, continued

As of December 31, 2018 the shareholder composition is the following:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	26,486,000,071	26,486,000,071	14.05
Banks on behalf of third parties	15,451,106,985	-	15,451,106,985	8.20
Pension fund (AFP) on behalf of third parties	9,033,172,896	-	9,033,172,896	4.79
Stock brokers on behalf of third parties	4,773,558,507	-	4,773,558,507	2.53
Other minority holders	6,109,287,067	-	6,109,287,067	3.25
Total	161,960,126,723	26,486,000,071	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During 2019, on the occasion of the Shareholders Meeting held in April, it is agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to $ 236,761 million ($ 14,706 million in the year 2018).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of September 30, 2019 and December 31, 2018, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of September 30,
	2019	2018
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	435,386	435,258
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.310	2.310
Diluted earnings per share continuing operations (in Ch$)	2.306	2.298

b) Diluted earnings per share
Total attributable to equity holders of the Bank	435,386	435,258
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.310	2.310
Diluted earnings per share continuing operations (in Ch$)	2.306	2.298

As of September 30, 2019 and December 31, 2018, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-93

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 21

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of September 30,	As of December 31,
	2019	2018
	MCh$	MCh$

Available for sale investments
As of January 1,	6,424	1,855
Gain (losses) on the re-valuation of available for sale investments, before tax	3,272	6,071
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	33,237	(1,502)
Subtotal	36,509	4,569
Total	42,933	6,424

Cash flow hedges
As of January 1,	9,803	(3,562)
Gains (losses) on the re-valuation of cash flow hedges, before tax	(47,911)	14,048
Reclassification and adjustments on cash flow hedges, before tax	(222)	(683)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(48,133)	13,365
Total	(38,330)	9,803

Other comprehensive income, before tax	4,603	16,227

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(11,592)	(1,735)
Income tax relating to cash flow hedges	10,349	(2,646)
Total	(1,243)	(4,381)

Other comprehensive income, net of tax	3,360	11,846
Attributable to:
Equity holders of the Bank	2,546	10,890
Non-controlling interest	814	956

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-94

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the CMF (ex SBIF) has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk, Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the CMF (ex SBIF), Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the CMF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law N°, 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-95

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of September 30, 2019 and December 31, 2018, are the following:

	Consolidated assets		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,108,704	2,065,441	-	-
Cash in process of collection	485,672	353,757	128,616	105,421
Trading investments	113,767	77,041	21,669	10,704
Investments under resale agreements	-	-	-	-
Financial derivative contracts (*)	1,547,875	1,226,892	1,044,917	868,578
Interbank loans, net	4,130	15,065	4,130	15,064
Loans and accounts receivables from customers, net	31,080,808	29,470,370	26,714,732	25,403,426
Available for sale investment	3,050,341	2,394,323	200,868	172,859
Investments in associates and other companies	10,191	32,293	10,191	32,293
Intangible assets	63,846	66,923	63,846	66,923
Property, plant, and equipment	185,158	253,586	185,158	253,586
Right of use assets	209,825	-	209,825	-
Current taxes	28,419	-	2,842	-
Deferred taxes	430,848	382,934	43,085	38,293
Other assets	1,503,595	984,988	1,499,873	983,299
Off-balance-sheet assets
Contingent loans	5,043,964	4,624,073	2,895,273	2,649,730
Total	45,867,143	41,947,686	33,025,025	30,600,176

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the CMF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2019	2018	2019	2018
	MCh$	MCh$	%	%
Basic capital	3,358,402	3,239,546	7.32	7.72
Effective net equity	4,214,886	4,101,664	12.76	13.40

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-96

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of September 30, 2019	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.24	176	4	1	-	1	5
Santander Corredores de Bolsa Limitada	49.00	21,998	468	(196)	53	(143)	325
Santander Agente de Valores Limitada	0.97	496	7	-	-	-	7
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,672	479	(195)	53	(142)	337

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,261	484	-	-	-	484
Bansa Santander S.A.	100.00	20,003	(48)	-	-	-	(48)
Subtotal		24,264	436	-	-	-	436

Total		46,936	915	(195)	53	(142)	773

				Other comprehensive income
As of December 31, 2018	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.24	172	4	(2)	-	(2)	2
Santander Corredores de Bolsa Limitada	49.00	21,673	755	(84)	2	(82)	673
Santander Agente de Valores Limitada	0.97	488	99	-	-	-	99
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,335	858	(86)	2	(84)	774

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,777	852	-	-	-	852
Bansa Santander S.A. (1)	100.00	20,051	2,650	-	-	-	2,650
Subtotal		23,828	3,502	-	-	-	3,502

Total		46,163	4,360	(86)	2	(84)	4,276

(1)	In December 2018, Bansa Santander S.A. celebrated a legal cession of rights,which generated an income of $2,122 million.

As indicated in note 1.b.ii) Bansa Santander S.A. It is an entity controlled by the Bank for reasons other than its participation in equity, so the result of this company is fully assigned to the non-controlling interest.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-97

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 23

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of September 30, 2018	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.24	171	3	(2)	-	(2)	1
Santander Corredores de Bolsa Limitada	49.00	21,593	643	(36)	(11)	(47)	596
Santander Agente de Valores Limitada	0.97	486	97	-	-	-	97
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Subtotal		22,252	743	(38)	(11)	(49)	694

Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,626	701	-	-	-	701
Bansa Santander S.A.	100.00	17,828	426	-	-	-	426
Subtotal		21,454	1,127	-	-	-	1,127

Total		43,706	1,870	(38)	(11)	(49)	1,821

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of September 30,				As of December 31,
	2019				2018
				Net				Net
	Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	83,340	13,429	68,170	1,741	77,764	9,595	66,374	1,795
Santander Corredores de Bolsa Limitada	119,586	74,700	43,936	950	102,228	57,999	42,691	1,538
Santander Agente de Valores Limitada	51,315	74	50,481	760	50,552	71	40,177	10,304
Santander S,A, Sociedad Securitizadora	646	75	639	(68)	704	66	728	(90)
Santander Gestión de Recaudación y Cobranzas Limitada	7,359	3,098	3,777	484	6,932	3,155	2,925	852
Bansa Santander S.A.	26,101	6,098	20,051	(48)	20,437	386	17,401	2,650
Total	288,347	97,474	187,054	3,819	258,617	71,272	170,296	17,049

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-98

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of September 30, 2019 and 2018, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of September 30,
	2019				2018
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	604	-	-	604	712	-	-	712
Interbank loans	747	-	-	747	812	-	-	812
Commercial loans	593,315	103,243	11,507	708,065	570,396	110,433	8,330	689,159
Mortgage loans	263,180	182,170	330	445,680	244,992	192,089	334	437,415
Consumer loans	440,750	265	6,339	447,354	435,048	325	4,474	439,847
Investment instruments	54,532	16,142	-	70,674	55,116	19,601	-	74,717
Other interest income	12,359	2,169	-	14,528	11,065	2,983	-	14,048

Interest income without income from hedge accounting	1,365,487	303,989	18,176	1,687,652	1,318,141	325,431	13,138	1,656,710

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of September 30, 2019 and December 31, 2018, the suspended interest and adjustments income consists of the following:

	As of September 30,			As of December 31,
	2019			2018
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,161	8,155	21,316	13,453	8,904	22,357
Mortgage loans	3,056	6,607	9,663	3,030	6,304	9,334
Consumer loans	3,720	302	4,022	4,172	333	4,505

Total	19,937	15,064	35,001	20,655	15,541	36,196

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-99

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 24

INTEREST INCOME, continued

c)	As of September 30, 2019 and 2018, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of September 30,
	2019			2018
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(10,390)	(986)	(11,376)	(9,573)	(889)	(10,462)
Repurchase agreements	(7,347)	-	(7,347)	(3,459)	-	(3,459)
Time deposits and liabilities	(265,705)	(15,681)	(281,386)	(232,528)	(26,214)	(258,742)
Interbank borrowings	(40,073)	-	(40,073)	(26,991)	-	(26,991)
Issued debt instruments	(185,517)	(94,295)	(279,812)	(178,376)	(96,948)	(275,324)
Other financial liabilities	(955)	(22)	(977)	(2,174)	(81)	(2,255)
Obligations for lease agreements	(2,244)	-	(2,244)	-	-	-
Other interest expense	(11,060)	(6,556)	(17,616)	(4,953)	(7,375)	(12,328)
Interest expense without expenses from hedge accounting	(523,291)	(117,540)	(640,831)	(458,054)	(131,507)	(589,561)

d)	As of September 30, 2019 and 2018, the income and expense from interest is as follows:

	As of September 30,
	2019	2018
Items	MCh$	MCh$

Interest income less income from hedge accounting	1,687,652	1,656,710
Interest expense less expense from hedge accounting	(640,831)	(589,561)

Net Interest income (expense) from hedge accounting	1,046,821	1,067,149

Hedge accounting (net)	(5,791)	(10,382)

Total net interest income	1,041,030	1,056,767

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-100

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of September 30,
	2019	2018
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	6,421	4,851
Fees and commissions for guarantees and letters of credit	25,944	25,017
Fees and commissions for card services	170,910	163,574
Fees and commissions for management of accounts	26,742	25,156
Fees and commissions for collections and payments	23,797	32,355
Fees and commissions for intermediation and management of securities	7,680	7,631
Fees and commissions for insurance marketing	36,993	28,646
Office banking	10,126	12,264
Fees for other services rendered	35,031	34,289
Other fees earned	27,329	31,371
Total	370,973	365,154

	As of September 30,
	2019	2018
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(130,650)	(121,371)
Fees and commissions for securities transactions	(766)	(698)
Office banking	(1,385)	(4,096)
Other fees	(27,788)	(15,542)
Total	(160,589)	(141,707)

Net fees and commissions income	210,384	223,447

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-101

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of September 30, 2019	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	4,526	298	1,581	16	6,421	6,421	-	-
Fees and commissions for guarantees and letters of credit	8,499	13,025	4,395	25	25,944	25,944	-	-
Fees and commissions for card services	165,510	4,612	720	68	170,910	30,150	140,760	-
Fees and commissions for management of accounts	24,262	1,866	613	1	26,742	26,742	-	-
Fees and commissions for collections and payments	25,809	1,364	362	(3,738)	23,797	-	9,490	14,307
Fees and commissions for intermediation and management of securities	2,404	175	6,803	(1,702)	7,680	-	7,680	-
Fees and commissions for insurance marketing	36,993	-	-	-	36,993	-	-	36,993
Office banking	6,894	2,803	438	(9)	10,126	-	10,126	-
Fees for other services rendered	31,386	2,800	716	129	35,031	-	35,031	-
Other fees earned	9,041	8,294	9,733	261	27,329	-	27,329	-
Totals	315,324	35,237	25,361	(4,949)	370,973	89,257	230,416	51,300

Fee and commission expense
Compensation for card operations	(128,082)	(2,629)	(247)	308	(130,650)	-	(130,650)	-
Fees and commissions for securities transactions	-	-	(29)	(737)	(766)	-	(766)	-
Office banking	(883)	(290)	(210)	(2)	(1,385)	-	(1,385)	-
Other fees	(16,176)	(3,880)	(4,098)	(3,634)	(27,788)	-	(27,788)	-
Totals	(145,141)	(6,799)	(4,584)	(4,065)	(160,589)	-	(160,589)	-
Net fees and commissions income	170,183	28,438	20,777	(9,014)	210,384	89,257	69,827	51,300

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-102

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 25

FEES AND COMMISSIONS, continued

Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income, continued:

	Segments					Calendar recognizing ordinary activity income
As of September 30, 2018	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$	Mch$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	4,388	186	278	(1)	4,851	4,851	-	-
Fees and commissions for guarantees and letters of credit	8,282	11,929	4,775	31	25,017	25,017	-	-
Fees and commissions for card services	157,897	4,810	820	47	163,574	25,539	138,035	-
Fees and commissions for management of accounts	22,544	2,010	600	2	25,156	25,156	-	-
Fees and commissions for collections and payments	48,467	1,190	348	(17,650)	32,355	-	12,300	20,055
Fees and commissions for intermediation and management of securities	3,135	27	5,202	(733)	7,631	-	7,631	-
Fees and commissions for insurance marketing	-	-	-	28,646	28,646	-	-	28,646
Office banking	8,954	2,868	439	3	12,264	-	12,264	-
Fees for other services rendered	30,751	2,881	617	40	34,289	-	34,289	-
Other fees earned	4,525	7,456	19,115	275	31,371	-	31,371	-
Totals	288,943	33,357	32,194	10,660	365,154	80,563	235,890	48,701

Fee and commission expense
Compensation for card operations	(118,466)	(2,428)	(231)	(246)	(121,371)	-	(121,371)	-
Fees and commissions for securities transactions	(169)	(3)	(388)	(138)	(698)	-	(698)	-
Office banking	(2,535)	(892)	(655)	(14)	(4,096)	-	(4,096)	-
Other fees	(2,398)	(2,586)	(3,227)	(7,331)	(15,542)	-	(15,542)	-
Totals	(123,568)	(5,909)	(4,501)	(7,729)	(141,707)	-	(141,707)	-
Net fees and commissions income	165,375	27,448	27,693	2,931	223,447	80,563	94,183	48,701

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-103

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of September 30, 2019 and 2018, the detail of income from financial operations is as follows:

	As of September 30,
	2019	2018
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(38,390)	3,354
Trading investments	12,858	9,265
Sale of loans and accounts receivables from customers
Current portfolio	-	70
Charged-off portfolio	3,270	722
Available for sale investments	49,734	3,341
Repurchase of issued bonds (1)	(897)	(334)
Other profit and loss from financial operations	2,034	(1,048)
Total	28,609	15,370

(1)	As of September 30, 2019 the Bank hasn’t made any repurchases of bonds, see Note 3.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-104

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of September 30, 2019 and 2018, net foreign exchange income is as follows:

	As of September 30,
	2019	2018
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(57,234)	(85,994)
Hedging derivatives	176,881	133,035
Income from assets indexed to foreign currency	4,319	6,959
Income from liabilities indexed to foreign currency	-	(58)
Total	123,966	53,942

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-105

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered as of September 30, 2019 and 2018 is the following:

		Loans and accounts receivable from customers
As of September 30, 2019	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional
	Individual	Group	Group	Group	Individual	Group		Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(11,955)	(39,502)	(10,717)	(49,504)	-	-	-	(111,678)
Provisions established	(44)	(65,363)	(94,262)	(14,976)	(160,774)	(6,148)	(9,821)	-	(351,388)
Total provisions and charge-offs	(44)	(77,318)	(133,764)	(25,693)	(210,278)	(6,148)	(9,821)	-	(463,066)
Provisions released	65	43,692	11,115	8,242	43,029	2,699	1,679	20,000	130,521
Recovery of loans previously charged-off	-	9,442	10,603	10,962	33,095	-	-	-	64,102
Net charge to income	21	(24,184)	(112,046)	(6,489)	(134,154)	(3,449)	(8,142)	20,000	(268,443)

		Loans and accounts receivable from customers
As of September 30, 2018	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional
	Individual	Group	Group	Group	Individual	Group		Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(9,613)	(15,834)	(8,158)	(61,331)	-	-	-	(94,936)
Provisions established	(43)	(49,882)	(64,624)	(11,969)	(145,175)	(3,492)	(1,509)	(20,000)	(296,694)
Total provisions and charge-offs	(43)	(59,495)	(80,458)	(20,127)	(206,506)	(3,492)	(1,509)	(20,000)	(391,630)
Provisions released (*)	101	23,147	6,556	5,471	31,521	3,155	1,930	-	71,881
Recovery of loans previously charged-off	-	8,598	14,539	14,415	30,395	-	-	-	67,947
Net charge to income	58	(27,750)	(59,363)	(241)	(144,590)	(337)	421	(20,000)	(251,802)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of September 30, 2019	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	48,343	82,000	20,621	166,309	317,273
Provision applied	(36,388)	(42,498)	(9,904)	(116,805)	(205,595)
Net charge offs of individually significant loans	11,955	39,502	10,717	49,504	111,678

	Loans and accounts receivables from customers
As of September 30, 2018	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Loan charge-off	32,964	66,615	17,418	193,724	310,721
Provision applied	(23,351)	(50,781)	(9,260)	(132,393)	(215,785)
Net charge offs of individually significant loans	9,613	15,834	8,158	61,331	94,936

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-106

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 29

PERSONNEL SALARIES AND EXPENSES

As of September 30, 2019 and 2018, the composition for personnel salaries and expenses is the following:

	As of September 30,
	2019	2018
	MCh$	MCh$

Personnel compensation	191,640	192,275
Bonuses or gratuities	58,759	57,443
Stock-based benefits	(106)	146
Seniority compensation	18,065	11,796
Pension plans	228	872
Training expenses	3,302	2,969
Day care and kindergarden	2,243	2,372
Health and welfare funds	4,885	4,500
Other personnel expenses	25,277	25,319
Total	304,293	297,692

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services.

The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-107

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 30

ADMINISTRATIVE EXPENSES

As of September 30, 2019 and 2018, the composition for administrative expenses is the following:

	As of September 30,
	2019	2018
	MCh$	MCh$

General administrative expenses	96,138	109,048
Maintenance and repair of property, plant and equipment	14,614	16,059
Office lease	-	21,934
Equipment lease	-	101
Expenses for short-term lease agreements	3,934	-
Insurance premiums	2,654	2,399
Office supplies	3,698	4,676
IT and communication expenses	37,988	31,689
Lighting, heating, and other utilities	3,796	3,761
Security and valuables transport services	9,263	9,573
Representation and personnel travel expenses	2,734	3,035
Judicial and notarial expenses	1,008	734
Fees for technical reports and auditing	6,526	7,024
Other expenses of obligations for lease agreements	9,923	8,063
Outsourced services	55,733	49,286
Data processing	24,164	25,145
Archive service	2,593	2,235
Valuation service	2,553	2,188
Outsourced staff	9,557	7,652
Other	16,866	12,066
Board expenses	1,005	959
Marketing expenses	14,032	13,482
Taxes, payroll taxes, and contributions	11,138	10,305
Real estate taxes	1,500	1,299
Patents	1,394	1,345
Other taxes	-	10
Contributions to CMF (ex SBIF)	8,244	7,651
Total	178,046	183,080

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-108

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during September 30, 2019 and 2018 are detailed below:

	As September 30,
	2019	2018
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(34,331)	(39,932)
Intangible assets amortization	(20,003)	(17,806)
Amortization for Right of use assets (*)	(24,107)	-
Total depreciation and amortization	(78,441)	(57,738)
Impairment of fixed assets	-	(39)
Impairment of intangibles	-	-
Totales	(78,441)	(57,777)

(*)	By application of IFRS 16, according to circular Banks No, 3,645 of the CMF (ex SBIF) a new charge line for depreciation and amortization is added.

As of September 30, 2019, the impairment amount of fixed assets amounts $0 million ($39 million as of September 30, 2018), mainly due to ATM incidents (such robery or damage to ATMs).

b)	The changes in book value due to depreciation and amortization for September 30, 2019 and 2018 are the following:

		Depreciation and amortization 2019
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	(230,327)	(151,492)	(68,145)	(449,964)
Depreciation and amortization for the period	(34,331)	(20,003)	(24,107)	(78,441)
Sales and disposals in the period	9,819	1,227	751	11,796
Other	-	-	-	-
Balance as of September 30, 2019	(254,839)	(170,268)	(91,501)	(516,608)

		Depreciation and amortization 2018
	Property, plant, and equipment	Intangible assets	Right of use assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(290,931)	(261,828)	-	(552,759)
Depreciation and amortization for the period	(39,932)	(17,806)	-	(57,738)
Sales and disposals in the period	30	-	-	30
Other	-	-	-	-
Balance as of September 30, 2018	(330,833)	(279,634)	-	(610,467)

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-109

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of September 30,
	2019	2018
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	4,716	4,540
Recovery of charge-offs and income from assets received in lieu of payment	8,361	11,798
Other income from assets received in lieu of payment	540	1,183
Subtotal	13,617	17,521
Provisions released due to country risk	429	-
Provisions released due to contingencies (1)	1,111	10,349
Subtotal	1,540	10,349

Other income
Leases	479	170
Income from sale of fixed assets	278	318
Compensation from insurance companies due to damages	-	144
Other	6	255
Subtotal	763	887

Total	15,920	28,757

(1)	The bank maintained provisions due to contingencies according to IAS 37, which during 2018 resulted in favor of the bank.

b)	Other operating expenses is conformed by the following concepts:

	As of September 30,
	2019	2018
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	11,141	11,795
Provisions on assets received in lieu of payment	1,611	939
Expenses for maintenance of assets received in lieu of payment	1,123	1,062
Subtotal	13,875	13,796

Credit card expenses	1,206	2,620
Customer services	1,105	2,593
Other expenses
Operating charge-offs	385	365
Life insurance and general product insurance policies	14,472	5,531
Additional tax on expenses paid overseas	-	-
Gain (Loss) for sale of PP&E	66	21
Provisions for contingencies	-	82
Expense for the Retail Association	8	669
Other	8,523	6,589
Subtotal	23,454	13,257

Total	39,640	32,266

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-110

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, however, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent company i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-111

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of September 30,				As of December 31,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	160,571	381	3,269	8,168	122,289	459	4,299	233
Mortgage loans	-	-	20,083	-	-	-	18,814	-
Consumer loans	-	-	5,344	-	-	-	5,335	-
Loans and account receivable	160,571	381	28,696	8,168	122,289	459	28,448	233

Provision for loan losses	(998)	(46)	(1,144)	(66)	(308)	(9)	(116)	(5)
Net loans	159,573	335	27,552	8,102	121,981	450	28,332	228

Guarantees	471,221	-	23,847	4,788	442,854	-	22,893	7,171
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	3,488	-	-	181	5,392	-	2,060	44
Performance guarantees	480,548	219	-	-	445,064	-	3,364	-
Contingent loans	484,036	219	-	181	450,456	-	5,424	44

Provision for contingent loans	(1)	-	-	(18)	(1)	-	(18)	-
Net contingent loans	484,035	219	-	163	450,455	-	5,406	44

Loans regarding activity with related parties during the periods of 2019 and 2018 is the following:

	As of September 30,				As of December 31,
	2019				2018
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	572,745	459	33,871	7,899	476,906	771	27,051	7,826
Loans granted	77,825	153	2,212	494	200,657	39	16,574	773
Loan payments	(5,963)	(12)	(7,387)	(44)	(104,818)	(351)	(9,754)	(700)
Total	644,607	600	28,696	8,349	572,745	459	33,871	7,899

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-112

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	132,216	-	-	-	189,803	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	1,595,173	170,930	-	453	748,632	105,358	-	9
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	297,590	153,021	-	-	38,960	51,842	-	-

Liabilities
Deposits and other demand liabilities	49,600	91,490	2,272	1,046	27,515	(21,577)	2,493	(480)
Obligations under repurchase agreements	30,851	-	304	-	6,501	-	329	68
Time deposits and other time liabilities	2,382,408	203,844	4,790	1,422	2,585,337	-	3,189	(838)
Financial derivative contracts	1,719,762	203,921	-	-	770,624	112,523	-	-
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	436,076	-	-	-	335,443	-	-	-
Other financial liabilities	13,209	-	-	-	6,807	-	-	-
Other liabilities	11,047	122,440	-	-	60,884	89,817	-	-

c)	Recognized income (expense) with related parties

	As of September 30,
	2019				2018
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(52,886)	(3,534)	834	440	(40,528)	(158)	922	374
Fee and commission income and expenses	97,599	19,428	186	23	100,420	5,901	196	17
Net income (expense) from financial operations and foreign exchange transactions (*)	(355,574)	(104,136)	-	-	(251,347)	50,465	15	(2)
Other operating income and expenses	1,353	1,090	-	-	934	(1,580)	-	-
Key personnel compensation and expenses	-	-	(10,006)	-	-	-	(9,962)	-
Administrative and other expenses	(30,537)	(36,357)	-	-	(40,528)	(38,578)	-	-
Total	(340.045)	(123.509)	(8.986)	463	(231.049)	16.050	(8.829)	389

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-113

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of September 30,
	2019	2018
	MCh$	MCh$

Personnel compensation	12,054	12,878
Board member`s salaries and expenses	1,007	913
Bonuses or gratuity	12,397	11,920
Compensation in stock	(106)	146
Training expenses	36	163
Seniority compensation	1,484	1,133
Health funds	203	215
Other personnel expenses	526	681
Pension Plans (*)	228	872
Total	27,829	28,921

e)	Composition of key personnel

As of September 30, 2019 and December 31, 2018, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of September 30,	As of December 31,
	2019	2018

Directors	11	11
Division managers	13	12
Managers	107	108
Total key personnel	131	131

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-114

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of September 30, 2019 and December 31, 2018:

	As of September 30, 2019		As of December 31, 2018
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	113,767	113,767	77,041	77,041
Financial derivative contracts	7,304,132	7,304,132	3,100,635	3,100,635
Loans and accounts receivable from customers and interbank loans, (net)	31,084,938	34,337,930	29,485,435	30,573,611
Investments available for sale	3,050,341	3,050,341	2,394,323	2,394,323
Guarantee deposits (margin accounts)	313,934	313,934	170,232	170,232

Liabilities
Deposits and interbank borrowings	24,909,242	25,149,164	23,597,863	23,770,106
Financial derivative contracts	6,606,406	6,606,406	2,517,728	2,517,728
Issued debt instruments and other financial liabilities	9,454,251	10,677,935	8,330,633	8,605,135
Guarantees received (margin accounts)	711,944	711,944	371,512	371,512

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-115

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

●	Level 1:	the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

●	Level 2:	inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3:	inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-116

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed. Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
● Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

● Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

● Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

● FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
● Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
	Black – Scholes	There is no observable input of implicit volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
● Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.
● Reconigtion bonds	Spread over risk free	Valuation by stochastic dynamic model to obtain discount rate.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-117

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of September 30, 2019 and December 31, 2018.

	Fair value measurement
As of September 30,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	113,767	102,157	11,610	-
Available for sale investments	3,050,341	3,029,043	20,611	687
Derivatives	7,304,132	-	7,294,470	9,662
Guarantee deposits (margin accounts)	313,934	-	313,934	-
Total	10,782,174	3,131,200	7,640,625	10,349

Liabilities
Derivatives	6,606,406	-	6,602,334	4,072
Guarantees received (margin accounts)	711,944	-	711,944	-
Total	7,318,350	-	7,314,278	4,072

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	77,041	71,158	5,883	-
Available for sale investments	2,394,323	2,368,768	24,920	635
Derivatives	3,100,635	-	3,089,077	11,558
Guarantee deposits (margin accounts)	170,232	-	170,232	-
Total	5,742,231	2,439,926	3,290,112	12,193

Liabilities
Derivatives	2,517,728	-	2,516,933	795
Guarantees received (margin accounts)	371,512	-	371,512	-
Total	2,889,240	-	2,888,445	795

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-118

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position. Its fair value is disclosed as of September 30, 2019 and December 31, 2018:

	Fair value measurement
As of September 30,	2019	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	34,337,930	-	-	34,337,930
Total	34,337,930	-	-	34,337,930

Liabilities
Deposits and obligations with banks	25,149,164	-	15,685,705	9,463,459
Debt instruments issued and other obligations	10,677,935	-	10,677,935	-
Total	35,827,099	-	26,363,640	9,463,459

	Fair value measurement
As of December 31,	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Credits and accounts receivable from customers and owed by banks	30,573,611	-	-	30,573,611
Total	30,573,611	-	-	30,573,611

Liabilities
Deposits and obligations with banks	23,770,106	-	23,770,106	-
Debt instruments issued and other obligations	8,605,135	-	8,605,135	-
Total	32,375,241	-	32,375,241	-

There was no transfer between levels 1 and 2 for the years ended September 30, 2019 and December 31, 2018.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-119

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2019 and 2018:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2019	12,193	795
Total realized and unrealized profits (losses)
Included in statement of income	(1,896)	3,277
Included in other comprehensive income	52	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2019	10,349	4,072

Total profits or losses included in comprehensive income at September 30, 2019 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2018	(1,844)	3,277

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7

Total realized and unrealized profits (losses)
Included in statement of income	(9,334)	(7)
Included in other comprehensive income	25	-
Purchases, issuances, and loans (net)	-	-

As of September 30, 2018	13,678	-

Total profits or losses included in comprehensive income at September 30, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(9,309)	(7)

The realized and unrealized profits (losses) included in comprehensive income for 2019 and 2018, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of September 30, 2019 and 2018 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-120

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2019 and 2018:

	Linked financial instruments, compensated in balance
As of September 30, 2019	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Assets
Financial derivative contracts	7,113,172	-	7,113,172	190,960	7,304,132
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	31,084,938	31,084,938
Total	7,113,172	-	7,113,172	31,275,898	38,389,070

Financial derivative contracts	6,425,744	-	6,425,744	180,662	6,606,406
Investments under resale agreements	285,840	-	285,840	-	285,840
Déposits and interbank borrowings	-	-	-	24,909,242	24,909,242
Total	6,711,584	-	6,711,584	25,089,904	31,801,488

	Linked financial instruments, compensated in balance
As of December 31, 2018	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Assets
Financial derivative contracts	1,947,726	-	1,947,726	1,152,909	3,100,635
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	29,485,435	29,485,435
Totales	1,947,726	-	1,947,726	30,638,344	32,586,070

Financial derivative contracts	1,735,555	-	1,735,555	782,173	2,517,728
Investments under resale agreements	48,545	-	48,545	-	48,545
Déposits and interbank borrowings	-	-	-	23,597,862	23,597,862
Total	1,784,100	-	1,784,100	24,380,035	26,164,135

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-121

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 35

NON-CURRENT ASSETS CLASSIFIED AS KEPT FOR SALE

Banco Santander has embarked on an internal process of developing its acquisition network, thereby abandoning investments in the companies that provided such services. Therefore, senior management has engaged in a buyer search plan for such shareholdings.

As required by IFRS 5, the Bank has presented the non-current asset classified as held for sale by isolating it from the rest of the investments in associates, in the same way it has presented the income associated with said investments as non-current results in a comparative way.

The following investments in associates were classified to non-current assets held for sale:

		2019		2018
As of September 30,	Participation	Assets	Result	Result
	%	MCh$	MCh$	MCh$
Transbank	25.00	19,093	1,442	3,371
Nexus (*)	12.90	2,414	136	482
Redbanc	33.43	2,943	121	302
Total		24,450	1,699	4,155

(*)	See Note 37.

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-122

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 36

RECONCILIATION BETWEEN CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CHILEAN GAAP) AND IFRS

The following table shows the required adjustment made to Chilean GAAP financial statement to full comply with IFRS requirements:

	As of September 30, 2019
	Chilean GAAP	Adjustment	IFRS
	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,108,704	-	2,108,704
Cash items in process of collection	485,672	-	485,672
Trading investments	113,767	-	113,767
Investments under resale agreements	-	-	-
Financial derivative contracts	7,304,132	-	7,304,132
Interbank loans, net	4,130	7	4,137
Loans and accounts receivables from customers, net	31,080,808	(30,036)	31,050,772
Available for sale investments	3,050,341	555	3,050,896
Held to maturity investments	-	-	-
Investments in associates and other companies	10,191	(299)	9,892
Intangible assets	63,846	-	63,846
Property, plant, and equipment	185,158	-	185,158
Right of use assets	209,825	-	209,825
Current taxes	28,419	-	28,419
Deferred taxes	430,848	2,485	433,333
Other assets	1,503,598	4,661	1,508,259
Total Assets	46,579,439	(22,627)	46,556,812

Liabilities
Deposits and other demand liabilities	9,463,459	-	9,463,459
Cash items in process of being cleared	248,520	-	248,520
Obligations under repurchase agreements	285,840	-	285,840
Time deposits and other time liabilities	13,404,816	-	13,404,816
Financial derivative contracts	6,606,406	-	6,606,406
Interbank borrowing	2,040,967	-	2,040,967
Issued debt instruments	9,266,604	-	9,266,604
Other financial liabilities	187,647	-	187,647
Obligations for lease contracts	152,103	-	152,103
Current taxes	-	-	-
Deferred taxes	98,379	372	98,751
Provisions	267,836	(7,500)	260,336
Other liabilities	1,151,524	-	1,151,524
Total Liabilities	43,174,101	(7,128)	43,166,973

Equity
Attributable to the equity holders of the Bank	3,358,402	(15,498)	3,342,904
Capital	891,303	-	891,303
Reserves	2,159,783	-	2,159,783
Valuation adjustments	2,546	1,349	3,895
Retained earnings	304,770	(16,847)	287,923
Retained earnings from prior years		(39,683)	-39,683
Income for the period	435,386	32,622	468,008
Minus: Provision for mandatory dividends	-130,616	(9,787)	-140,403
Non-controlling interest	46,936	-	46,936
TOTAL EQUITY	3,405,338	(15,498)	3,389,840
TOTAL LIABILITIES AND EQUITY	46,579,439	(22,627)	46,556,812

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-123

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 36

RECONCILIATION BETWEEN CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CHILEAN GAAP) AND IFRS, continued

	As of September 30, 2019
	Chilean GAAP	Adjustment	IFRS
	MCh$	MCh$	MCh$
OPERATING INCOME
Interest income	1,694,570	-	1,694,570
Interest expense	(653,540)	-	(653,540)
Net interest income	1,041,030		1,041,030
Fee and commission income	370,973	-	370,973
Fee and commission expense	(160,589)	-	(160,589)
Net fee and commission income	210,384		210,384
Net income (expense) from financial operations	28,609	-	28,609
Net foreign exchange gain	123,966	(2,924)	121,042
Other operating income	15,920	(8,901)	7,019
Net operating profit before provision for loan losses	1,419,909	(11,825)	1,408,084
Provision for loan losses	(268,443)	49,209	(219,234)
NET OPERATING PROFIT	1,151,466	37,384	1,188,850
Personnel salaries and expenses	(304,293)	-	(304,293)
Administrative expenses	(178,046)	-	(178,046)
Depreciation and amortization	(78,441)	-	(78,441)
Impairment of property, plant, and equipment	-	-	-
Other operating expenses	(39,640)	7,334	-32,306
Total operating expenses	(600,420)	7,334	(593,086)
OPERATING INCOME	551,046	44,718	595,764
Income from investments in associates and other companies	821		821
Income before tax	551,867	44,718	596,585
Income tax expense	(117,265)	(12,096)	(129,361)
Net income for continuing operations	434,602	32,622	467,224
Income from continuing operations	1,699	-	1,699
NET INCOME FOR THE PERIOD	436,301	32,622	468,923

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-124

Banco Santander-Chile and Subsidiaries
Notes to the Consolidated Interim Financial Statements
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

NOTE 37

SUBSEQUENT EVENTS

On October 7, 2019, Banco Santander-Chile signed the constitution contract of incorporation of a subsidiary company called "Klare Corredora de Seguros S.A." authorized by the Commission Financial Market, by resolution N ° 6,780 of September 26, 2019. Subsequently, on October 10, 2019 and November 21, 2019 Banco Santander Chile made a capital contribution to the company Klare Corredora de Seguros S.A. of $ 1,715 million and $ 2,587 million, respectively.

On October 11, 2019, the Bank completed the sale of a significant part of its participation in Nexus S.A.. This investment was registered as an asset available for sale (see Note No. 35).

On November 15, 2019, the CMF authorized Banco Santander Chile to acquire 51% of the shares of Santander Consumer Finance.

Starting in mid-October 2019 Chile has experienced an important level of social unrest. As result of these disturbance, certain offices of the Bank were affected with damages. Additionally,, the government has announced a social agenda intended to increase basic pensions, expand social health coverage, and to reduce and stabilize some public services tariffs (public transport and electricity). At this time, there is no material impacts in the financial statements as consequence of those events.

During October 2019 and November 2019, the Bank made a repurchase of bonds as follow:

On October 9, 2019: $ 35,000 million.

On November 5, 2019, $ 15,220,000 million.

On November 7, 2019, $ 3,620,000 million.

On November 13, 2019, $ 5,320,000 million.

On November 14, 2019, UF 1,877 million.

On November 14, 2019, UF 1,100 million.

There are no other subsequent events that occurred between October 1, 2019 and the date of issuance of these Consolidated Interim Financial Statements (November 26, 2019) to be disclosed.

JONATHAN COVARRUBIAS H. Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Interim Financial Statements September 2019 / Banco Santander-Chile  F-125

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:
Name: Cristian Florence
Title: General Counsel

Date: December 2, 2019